UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 12, 2017

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI LIMITED - ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016**



ANNUAL FINANCIAL
STATEMENTS 2016



OUR MISSION

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold, but we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

OUR VALUES



Safety is our first value.
We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to prevent injury and illness in our business and to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... to care.



We treat each other with dignity and respect.
We believe that individuals who are treated with respect and who are entrusted to take responsibility, respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.



We value diversity.
We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.



We are accountable for our actions and undertake to deliver on our commitments.
We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.



We want the communities and societies in which we operate to be better off for AngloGold Ashanti having been there.
We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave a legacy of enduring value.



We respect the environment.
We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.

CONTENTS

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

AUDIT AND RISK COMMITTEE – CHAIRMAN'S LETTER

It is my pleasure to present on behalf of the Audit and Risk Committee an overview of the activities this committee performed during the 2016 financial year. This report is presented in accordance with the company's Memorandum of Incorporation (MOI), the requirements of the Companies Act, No. 71 of 2008, as amended, (the Companies Act), the recommendations contained in the third King Report on Governance for South Africa (King III), as well as the Audit and Risk Committee's formally approved charter, which is in line with the JSE Listings Requirements and is reviewed and approved by the board annually.

ROLE AND FOCUS

The Audit and Risk Committee is an independent statutory committee and all members were appointed by the AngloGold Ashanti shareholders at the Annual General Meeting held on 4 May 2016. The Audit and Risk Committee has decision-making authority with regards to its statutory duties and is accountable in this regard to both the shareholders and the board of AngloGold Ashanti.

It is the Audit and Risk Committee's principal regulatory duty to oversee the integrity of the group's internal control environment and to ensure that financial statements comply with International Financial Reporting Standards (IFRS) and fairly present the financial position of the group and company and the results of their operations.

Management has established and maintains internal controls and procedures, which are reviewed by the Audit and Risk Committee and reported on through regular reports to the board. These internal controls and procedures are designed to identify and manage, rather than eliminate, the risk of control malfunction and aim to provide reasonable but not absolute assurance that these risks are well managed and that material misstatements and/or loss will not materialise.

The board assumes ultimate responsibility for the functions performed by the Audit and Risk Committee, relating to the safeguarding of assets, accounting systems and practices, internal control processes and preparation of financial statements in compliance with all applicable legal and regulatory requirements and accounting standards

COMPOSITION AND DUTIES

The Audit and Risk Committee comprises six independent non-executive directors who collectively possess the skills and knowledge to oversee and assess the strategies and processes developed and implemented by management to manage the business within a continually evolving business environment. I was again elected as chairman of the Audit and Risk Committee and fulfilled this role during the 2016 financial year.

The Audit and Risk Committee's duties as required by section 94(2) of the Companies Act, King III, JSE Listing requirements and board-approved terms of reference is set out in the Audit and Risk Committees annual work plan. These duties were discharged as follows:

FINANCIAL REPORTING
- reviewed the market updates and the half year results;
- confirmed the integrity of the group's Integrated Report, Annual Financial Statements and the Form 20-F;
- reviewed the expertise, experience and performance of the finance function and Chief Financial Officer;

RISK MANAGEMENT, INTERNAL CONTROL, INTERNAL AUDIT AND COMBINED ASSURANCE
- assessed the scope and effectiveness of the systems to identify, manage and monitor financial and non-financial risks;
- reviewed the procedures for detecting, monitoring and managing the risk of fraud;
- reviewed the scope, resources, results and effectiveness of the internal audit department;
- approved the internal audit plan and subsequent changes to the approved plan;
- ensured that a combined assurance model is applied to provide a co-ordinated approach to all assurance activities;

EXTERNAL AUDITORS
- nominated the appointment of independent external auditors by the shareholders;
- reviewed and approved the terms of engagement as contained in the engagement letter of the external auditors;
- approved the remuneration of the external auditors;
- approved the integrated audit plan of the external auditors;
- pre-approved all non-audit services in line with a revised formal policy on non-audit services;
- after considering the written confirmation of the auditor's independence and the length of tenure assessed that there were no impediments on the external auditors' independence and the effectiveness of the group's external audit function;
- approved the appointment of the external auditors to provide independent limited assurance on certain sustainability indicators as included in the Sustainable Development Report;

GOVERNANCE
- reviewed developments in reporting standards, corporate governance and best practice;
- monitored the governance of information technology (IT) and the effectiveness of the group's information systems;
- reviewed the adequacy and effectiveness of the group's compliance function; and
- evaluated the effectiveness of the committee through a self-assessment.

PROCEEDINGS AND PERFORMANCE REVIEW

During 2016, the Audit and Risk Committee formally met 5 times and meetings were attended by all members of the committee.

R Gasant – Chairman - BCompt (Hons), CA (SA), ACIMA, Executive Development Programme	5/5
Prof LW Nkuhlu - BCom, CA (SA), MBA	5/5
MJ Kirkwood - AB, Economics & Industrial Engineering	5/5
R Ruston - MBA Business, BE (Mining)	5/5
M Richter - BA, Juris Doctor	5/5
A Garner - BSE, Aerospace and Mechanical Sciences	5/5

The Chief Financial Officer, Senior Vice President: Finance, Group General Counsel and Company Secretary, Senior Vice President: Group Internal Audit, Group Tax Manager, Group Risk Manager, Chief Information Officer, Group Compliance Officer, the External Auditors, as well as other assurance providers are invited to attend committee meetings in an ex officio capacity and provide responses to questions raised by committee members during meetings. The full Audit and Risk Committee meets separately during closed sessions with the Chief Executive Officer, management, internal audit and external audit at every scheduled quarterly meeting.

The Audit and Risk Committee assessed its effectiveness through the completion of a self-assessment process, results were discussed, actions taken and processes put in place to address areas identified for improvement.

HIGHLIGHTS OF 2016

In addition to the execution of the Audit and Risk Committee's statutory duties, set out below are some highlights from 2016:

Focus area	Actions
Financial reporting	
Market updates, half-year and annual IFRS reports	Reviewed and recommended the market updates, half-year and annual IFRS financial statements to the board for approval and subsequent submission to the JSE, SEC and other stock exchanges as applicable, after: • ensuring that complex accounting areas comply with IFRS; • carefully evaluating significant accounting judgements, including but not limited to environmental rehabilitation provisions, taxation provisions and the valuation of the portfolio of assets (including impairments) and estimates; • discussing the accounting treatment of other significant accounting and auditing matters as well as non-routine transactions with management and the external auditors; • reviewing and assessing the disclosure of contingent liabilities, commitments and impact of outstanding litigation in the financial reports; • reviewing, assessing and approving adjusted and unadjusted audit differences reported by the external auditors; • reviewing and assessing management's assessment of impairment indicators and identified impairments; • reviewing the key audit matters communicated by the external auditors in their audit report in terms of International Standard on Auditing 701; • reviewing the representation letter that management will be required to sign; and • considering and approving management's documented assessment of the company's going concern status including key assumptions.
Tax exposures	
Tax exposures, effective tax rate, tax related judgements	Received a quarterly update on the management of the group's tax exposures (including uncertain tax positions) with specific focus on: • effective tax rates; • impact that pending changes to legislation will have on fiscal duties; and • pending litigation in terms of tax exposure and the appropriate accounting thereof.
Legal	
Litigation matters	The Audit and Risk Committee received and considered reports on significant litigation matters and assessed the possible impact thereof of on the group financial results.

Focus area	Actions
Mineral Resource and Ore Reserve Report	
Annual Mineral Resource and Ore Reserve Report	Reviewed and recommended for approval the annual Mineral Resource and Ore Reserve Report prepared in accordance with the minimum standards described by the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016), and also conform to the standards set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code, 2012 Edition), after: • discussing the internal control environment associated with the Mineral Resource and Ore Reserve estimation process; • receiving confirmation that the Competent Persons appointed approved the Mineral Resources and Ore Reserves; and • reviewing and assessing for reasonableness the year-on-year reconciliation of the Mineral Resources and Ore Reserves. In addition, the Audit and Risk Committee considered and approved the Ore Reserve as tested against the three-year historical average price in order to comply with the Securities Exchange Commission's (SEC) Industry Guide 7.
Corporate governance	
King III	Monitored the progress and ensured implementation of the requirements of King III. A register detailing compliance in 2016 with the principles of King III can be found on our website, www.anglogoldashanti.com.
Subsidiary Audit and Risk Committees	Monitored the proceedings of relevant statutory subsidiary Audit and Risk Committees during each of its meetings.
Risk Management	Reviewed and approved the risk management policies, standards and processes; received and considered reports from the Group Risk Manager in relation to the key strategic and operational risks facing the company; and received presentations on the following emerging risks and topics to obtain an in-depth analysis and understanding: • "Elevated political and country risk profile in core production areas"; • "Security risk at our global operations"; • "Situation at Obuasi"; and • "Risk attached to our South Africa operations".
IT Governance	The committee received and reviewed detailed reports from the Chief Information Officer on the group's information and technology framework and had detailed discussions around cyber security including inherent risks and vulnerabilities within the current AngloGold Ashanti landscape. The Audit and Risk Committee considered the current action plans in place to manage the associated risk exposure. The Audit and Risk Committee also monitored the successful implementation of SAP at Geita, Tanzania as well as the SAP Payroll at Geita and at Iduapriem, Ghana.
Combined Assurance	The Audit and Risk Committee closely monitored the actions implemented by management during 2016 to further enhance the AngloGold Ashanti combined assurance model and to ensure integration between the various in-house assurance providers.
Sarbanes-Oxley Compliance (SOX)	The Audit and Risk Committee has overseen the SOX compliance efforts of management through receiving quarterly updates on controls associated with financial reporting and assessed the final conclusion reached by the Chief Executive Officer and Chief Financial Officer on the effectiveness of the internal controls over financial reporting.
Compliance	The Audit and Risk Committee continued to monitor the refinement of the global compliance governance framework that allows for a systematic risk-based approach for group, regions and operations to identify and monitor compliance to major laws, regulations, standards and codes. Received regular updates on the implementation of the framework, including e-training that was rolled out to operations globally.

INTERNAL AUDIT

Group Internal Audit is a key independent assurance and consulting business partner within AngloGold Ashanti under the leadership of the Senior Vice President: Group Internal Audit who has direct access to the chairmen of both the Audit and Risk Committee and the Board. The Audit and Risk Committee has assessed the performance of the Senior Vice President: Group Internal Audit in terms of the annually reviewed and approved internal audit charter and is satisfied that the internal audit function is independent and appropriately resourced, and that the Senior Vice President: Group Internal Audit has fulfilled the obligations of the position by performing the following functions and reporting to the Audit and Risk Committee on:

- evaluating ethical leadership and corporate citizenship within AngloGold Ashanti;
- assessing the governance of risk within AngloGold Ashanti;
- reviewing the governance of Information Technology within AngloGold Ashanti;
- assessing compliance with laws, rules, codes and standards within AngloGold Ashanti;
- evaluating the effectiveness of internal controls over financial reporting and internal controls in general;
- reporting findings to management and the Audit and Risk Committee and monitoring the remediation of all significant deficiencies reported; and
- implementing a Combined Assurance Framework for the group.

The Audit and Risk Committee considered the internal control heat-map for AngloGold Ashanti as presented by Group Internal Audit and monitored the implementation of significant audit recommendations through a formal tracking process.

As Chairman, I meet with the Senior Vice President: Group Internal Audit in private before each meeting and on an ad-hoc basis throughout the year.

The Audit and Risk Committee is of the opinion, having considered the written assurance statement provided by Group Internal Audit, that nothing has come to its attention indicating that the group's system of internal financial controls is not effective and does not provide reasonable assurance that the financial records may be relied upon for the preparation of the annual financial statements.

EXTERNAL AUDIT

The audit cycle at AngloGold Ashanti is continuous as the External Auditor performs half yearly reviews on the results of the group. During August 2016, the annual integrated audit plan, the associated fees and the 2016 global engagement letter were tabled at the committee for consideration and approval.

As Chairman, I meet with the primary engagement team members in private before each scheduled meeting where I am also briefed on general matters relating to the accounting and auditing profession as it may impact on AngloGold Ashanti.

In order to safeguard auditor independence, a formal policy on the approval of all non-audit related services has been approved and implemented. In terms of the policy the Audit and Risk Committee has established that the sum of the non-audit and tax fees in a year must not exceed 40% of the sum of the audit and audit related fees in the year. The Audit and Risk Committee received a quarterly update on the tax and non-audit fees as a percentage of the total audit and audit related fees and are comfortable that the external auditor's independence had not been jeopardised.

During 2016, the external audit fees was made up of audit services ($5.2m), audit related services ($0.69m), non-audit fees ($0.02m), and tax services ($0.2m).

TRANSFORMATION OF THE EXTERNAL AUDIT

In the spirit of AngloGold Ashanti's commitment to transformation, the Audit and Risk Committee closely monitors and guides the transformation within the context of the external audit. The current auditors Ernst & Young Inc. (EY) are level 1 contributors and under the guidance of the Audit and Risk Committee, certain of the AngloGold Ashanti subsidiaries, such as Mine Waste Solutions acquired in July 2012 for USD335m and the Rehabilitation Trust with a gross asset value of R1.3bn, are audited by Nexia SAB&T, a level 1 contributor. In addition, Nexia SAB&T also performs certain audit work of the South African operations under the supervision of EY.

FINANCE FUNCTION AND CHIEF FINANCIAL OFFICER

The Audit and Risk Committee received feedback on an internal assessment conducted on the skills, expertise and resourcing of the finance function and was satisfied with the overall adequacy and appropriateness of the function. The Audit and Risk Committee further reviewed the expertise and experience of the Chief Financial Officer, Christine Ramon and was satisfied with the appropriateness thereof.

As Chairman, I meet with the Chief Financial Officer and the senior finance team in private before each scheduled meeting where I am also briefed on general matters relating to the administration of the finance function, the effectiveness of the internal control environment associated with financial reporting as well as any transactions that may require additional consideration in terms of accounting.

WHISTLEBLOWING

The Audit and Risk Committee received quarterly updates on AngloGold Ashanti's whistleblowing process. Reports received and investigated did not reveal any malpractice relating to the accounting practices, internal financial controls, internal audit function or the content of the company's and group's financial statements.

TAX GOVERANCE AND STRATEGY

The Audit and Risk Committee received and reviewed detailed reports from the Chief Financial Officer and Vice President: Global Taxation, jointly, on the group's tax position, including uncertain tax positions, tax provisions, status of the group's tax compliance globally and relevant global fiscal developments impacting the group.

The committee also approved the group's tax strategy and tax management policy, which together, set out the group's approach to tax in areas such as tax efficiency, tax risk management and tax governance and oversight, which is more fully explained in the Integrated Report.

LOOKING FORWARD

The Audit and Risk Committee realises that its work is increasingly broad and complex and as a committee we are required to stay on top of developments impacting AngloGold Ashanti. The Audit and Risk Committee will continue to closely monitor the implementation of SAP at the Siguiri operations in Guinea in the Continental Africa Region and will assess the impact thereof on the internal control environment during 2017.

The Audit and Risk Committee will review progress against the implementation plan on the provisions of the King IV code to ensure full compliance by the end of the 2017 financial year.

From an accounting point of view, the Audit and Risk Committee will start to assess the impact of the new Leases accounting standard applicable from 1 January 2019 on the existing accounting policies. The Audit and Risk Committee also assessed the new Revenue Recognition accounting standard and concluded that it will have no effect on the existing accounting policies.

In the spirit of continuous refinement and improvement of the group's combined assurance model, the Audit and Risk Committee will monitor the successful integration of the core technical engineering and mining disciplines into the combined assurance review process where so dictated by risk, during 2017.

STATEMENT OF INTERNAL CONTROL

The opinion of the Board on the effectiveness of the internal control environment is informed by the by the conclusion of the Audit and Risk Committee.

Based on the assessment by the Audit and Risk Committee of the results of the formal documented review conducted by Group Internal Audit and other identified assurance providers in terms of the evolving combined assurance model of the group's system of internal controls and risk management, including the design, implementation and effectiveness of the internal financial controls and considering information and explanations given by management and discussions with both the internal and external auditors on the results of their audits, nothing has come to the attention of the board that caused it to believe that the company's system of internal controls and risk management is not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

ANNUAL FINANCIAL STATEMENTS

The Audit and Risk Committee has evaluated the consolidated and separate annual financial statements for the year ended 31 December 2016 and concluded that they comply, in all material aspects, with the requirements of the Companies Act, International Financial Reporting Standards, and JSE Listing Requirements. The Audit and Risk Committee therefore recommended the approval of the annual financial statements to the board.

CONCLUSION

The Audit and Risk Committee is satisfied that it has considered and discharged its responsibilities in accordance with its mandate and terms of reference during the year under review.

Rhidwaan Gasant
Chairman: Audit and Risk Committee
22 March 2017

CHIEF FINANCIAL OFFICER'S REVIEW

The Company's strategy remains on track with a focus on generating free cash flow on a sustainable basis. Having delivered improvements in production and cost structures, together with balance sheet flexibility, management will continue to work to strengthen the foundation of the business by unlocking value of its internationally diverse portfolio of assets. The extraction of value through high return, low capital projects with relatively accelerated payback periods, will become the next source of improved cash flows and portfolio quality enhancements. These, in turn, will assist in driving sustainable cash generation from the business.

Highlights of the year under review include:

- Free cash flow of $278m up 97% from 2015 (after once-off bond redemption costs)
- $1.25bn high-yield bonds fully redeemed, reducing debt levels and interest costs and improving free cash flow
- Production of 3.628Moz, within original market guidance
- Total cash costs of $744/oz and all-in sustaining costs of $986/oz, within revised market guidance (original market guidance revised primarily due to strengthening of local currencies)
- Adjusted headline earnings of $143m, up 192% from $49m in 2015
- Reduced net debt level of $1.92bn and improved net debt to adjusted EBITDA ratio of 1.24 times
- Dividends of ZAR130 cents per share (~US10 cents per share) resume after 3 year hiatus
- Proven and probable gold reserves at year end of 50.1Moz, substantially offsetting depletion

EXECUTIVE SUMMARY

The gold price was a story of two halves for 2016. Gold prices turned higher in late 2015 and continued to rally during the first half of 2016, with the price peaking at US$1,375.25/oz on 6 July. 2016 was an eventful year and these headline events, as always, helped to drive the gold price from the sharp sell-off in Chinese equities to a pick-up in friction between Saudi Arabia and Iran. Perhaps the most surprising global events of 2016 – the referendum to leave the European Union – "Brexit", and the unexpected victory of Donald Trump as US president elect, also impacted the gold price quite dramatically, albeit differently.

These headline events are exogenous to the gold market and there were many more factors which contributed to the rise and fall of the gold price during 2016. However the most influential factor driving the gold price in 2016 was the US dollar. The absence of any increase in US interest rates during the first half of the year allowed gold to rally, however as the US economy started to improve towards the end of the year and the likelihood of a rate hike increasing in Q4, the gold price started to wane. At the December 14th FOMC meeting U.S. interest rates were increased by 25bps but more importantly, the Federal Open Market Committee (FOMC) signalled a more hawkish stance toward the U.S. interest rate environment ahead signalling the potential for 3 further rate hikes in 2017. This supported the U.S. Dollar and placed gold under considerable pressure with the price touching a low of US$1,122.35/oz on the 15 December. The gold price managed to recover some ground and closed the year off at US$1,151.46/oz.

The rally in the gold price for the first half of the year was driven largely by the revival of Exchange Traded Funds (ETF) demand which saw many investors returning to gold. In addition to the headline events described above, continued sluggish economic growth across the globe, despite the attempts by Central Banks to reflate economies, made gold the preferred safe haven asset. The ETF holdings were up 45% at their peak, at 72.8Mozs. However as the outlook for the US economic growth started to improve in the second half of the year, this demand started to fade and even reverse. Following the outcome of the US election in November, this liquidation intensified on the back of a combination of higher US rates and strong US$ expectations. The ETF holdings closed the year at 65.02Moz which was 30% higher than the opening position for the year of 50.2Mozs.

Since 2011, the Central Bank community, has established itself as a very important demand side factor, adding to existing gold holdings in order to either diversify or bolster reserves. This trend continued in 2016, although not to the same extent as previous years. In 2015, central banks collectively purchased 566 tonnes as compared to the 271 tonnes purchased in the first 9 months of 2016, which annualises to 361 tonnes for the year. However, the official quantity of purchases for the year is yet to be determined. Sales from central banks under the Central Bank Gold Agreement, was once again negligible for the 2015-2016 period at 3.07 tonnes (2014-2015 period at 3.39 tonnes).

Demand from the gold jewellery market, dominated by India and China, which together account for almost 60% of jewellery demand, was somewhat disappointing. In China, households seem to be spending their income on luxury items and investing in property rather than gold. India on the other hand, had various hindrances including a six week strike by jewellers, increased government regulations (including higher taxes and duties on gold imports), and a poor harvest. The poor harvest led to a pick-up in the rural community selling gold in order to make up for loss of income from farming.

The higher prices during the year encouraged a pick-up in scrap entering the market and recycled gold has increased by 18% to 33.44Moz over the first three quarters of 2016. Mine supply is expected to be rather benign and gauging by the first nine months of 2016 against the same period in 2015, mine supply increased by 0.8% or 643koz to 76.94Moz. The average gold price for the year came in at US$1,247/oz vs. US$1,160/oz for 2015.

Free cash flow (FCF) for the year under review was $278m, nearly double the $141m achieved in 2015, after meeting $30m in once-off costs to redeem the high-yield bonds. FCF was assisted by a strong turnaround in the production performance in the second half of the year, a higher gold price achieved and lower interest payments.

Net cash inflow from operating activities for the year under review ended at $1,186m, $47m more than the $1,139m achieved in 2015. After three consecutive years of a drop in the gold price, the year under review was marked by a partial recovery with the average price received increasing by $91/oz or 8% over the course of the year. This improvement in the average gold price received was partly offset by a decrease of 319koz or 8% in group attributable production (from continued and discontinued operations).

All-in sustaining cost per ounce (AISC) came under pressure during the year under review increasing by $76/oz or 8%. This however, still reflects our continued cost discipline and our exposure to weaker local currencies in some jurisdictions. Unfortunately, this was offset by increases in sustaining capital expenditure, inflation and exploration costs, and the decline in production levels year-on-year.

The balance sheet remains robust, with strong liquidity comprising $950m available on the $1bn US dollar syndicated RCF at the end of December 2016, $60m undrawn on the $100m US dollar RCF, A$265m undrawn on the A$500m Australian dollar RCF, approximately R2.2bn available from the South African RCF and other facilities and cash and cash equivalents of $215m as at the end of December 2016. We continued to make inroads in reducing our net debt position.

As was the case in prior years, the group remains committed to finding a long term solution for Obuasi in Ghana.

Our taxation exposures continue to decrease during the year through considerable effort on our side. Our transparent group tax policy revised at the end of 2015 supports a low risk approach in dealing with tax matters across the various jurisdictions in which we operate.

POSITIVE CASH FLOW MOMENTUM

We continue to deliver on our strategy of improving FCF in a volatile environment as can be seen from the graph below:



Free Cash Flow Generation (Adjusted FCF)
$m

* 2014 Adjusted for Obuasi redundancy costs and Rand Refinery loan
** 2015 Adjusted for bond redemption premium of $61m on part settlement of $1.25bn high-yield bonds,
*** 2016 Adjusted for bond redemption premium of $30m on settlement of remaining $1.25bn high-yield bonds

The positive cash flow momentum over the past three years has given us comfort regarding sustainable FCF generation in our business, despite significant volatility in the gold price. This is the second year in a row that we ended FCF positive on an unadjusted basis at $278m in 2016 and $141m in 2015. We also saw a year-on-year increase in unadjusted FCF of 97%, which is a significant achievement in the volatile environment we had to operate in during the year under review.

As a result of the sustained FCF generation, the board has approved the resumption of the payment of an annual dividend. The declaration of the dividend, although modest at ~10 US cents a share, reflects management's commitment to capital discipline, prioritising shareholder returns and its confidence in the ability of the business to sustain FCF generation in a volatile economic environment. Our dividend policy is based on 10% of free cash flow generation pre-growth capital expenditure, subject to the board's discretion taking into consideration prevailing market conditions, the strength of our balance sheet and our future capital commitments.

FOCUSING ON MARGINS

We continue to focus our efforts on driving operational excellence and cost efficiency across our business, regardless of the gold price environment in which we operate and over which we have no control.

Our focus remains on improving margins despite gold price volatility, currency headwinds and lower grades. Both our AISC and All-in costs (AIC) margins remained steady compared to last year at 21% and 14%, respectively. This is illustrated in the graph below and is evidence of a group committed to improving efficiencies and widening, or at least maintaining, margins regardless of a lower gold price.

We will continue to work towards widening these margins, by focussing on the controllable factors, in particular:
- stringent cost management;
- reinvestment in low capital, high return opportunities within our business; and
- driving our Operational Excellence Programme, i.e. considering innovative ways to improve efficiencies in our operations.

Management will place sharper focus on operational excellence with the aim of incremental improvement of key production metrics through productivity and efficiency improvements in the mining cycle, work routines, equipment utilisation and availability, maintenance practices, standards compliance and improved gold recoveries. In particular, in the South African region, work continues on establishing a lower cost base through our Operational Excellence cost saving initiatives (previously Project 500), Global Shared Services (particularly on the procurement), footprint reduction and restructuring. Together, these will provide opportunities to extend the term of short life assets and/or improve profitability of current operations, whilst enhancing the investment viability of long life assets.



*World Gold Council standard adjusted to exclude stockpile write-offs

INWARDS FOCUS ON CAPITAL EXPENDITURE AND GROWTH

Capital expenditure (including equity accounted investments) fell within the market guidance at $811m for the year ended 31 December 2016, compared to $799m for the year ended 31 December 2015 (from continuing operations). The increase was largely due to increased spend on asset improvements in Australia and Brazil as planned, partially offset by lower spend in the Continental Africa region and South Africa. The capital expenditure in Continental Africa was mainly impacted by the cessation of work on the underground decline access at Obuasi in Ghana and a reduction in spending at Kibali. In the South African region, although spending remained relatively stable year-on-year in rand terms, there was lower capital spend than initially planned, mainly due to the impact of safety stoppages and the weaker local currency.



Sustaining
Growth
Sadiola [Current LOM: 2028]
Sulphide plant extends mine life increases production
Siguiri [Current LOM:2028]
New combination plant increases endowment and production, and lowers cost
Iduapriem [Current LOM:2028]
Pre-strip Teberebie orebody; extend LOM, improve optionality
Sunrise Dam [Current LOM:2033]
Invest in gold recovery improvements
AGA Mineração [Current LOM:2035]
Increase Cuiaba ORD; improve mining flexibility related to geotechnical conditions
Geita [Current LOM 2030]
Increase ORD; significant exploration potential remains
Tropicana [Current LOM:2027]
Mining, processing enhancements to improve margins and LOM
Mponeng: [Current LOM: >2050]
B120 progressing, with Phase 1 development continuing

*LOM forecast based on current business plans; subject to change.

Our primary objective remains margin enhancement, rather than production growth. We have strategically positioned the group to achieve sustainable cash flow, giving us the balance sheet flexibility to make decisions around our future investments.

We carefully consider every dollar we invest, to ensure that our capital is allocated to the highest-return options that have been appropriately handicapped for project and country risk. We use an ore reserve price of $1,100/oz, which is prudent compared to our peers. Our long term planning assumptions for projects are also conservative and incorporate the financial impact of environmental rehabilitation expenditure over the life of the project.

Our targeted returns for these investments are in the mid-teens, and for 2017, we have a good pipeline of such investments that we will be bringing to fruition. Our disciplined approach to planning and growth, has assisted us in making proper investment decisions across our portfolio. In general, our AIC remains well below our current reserve price, leaving a significant cushion when compared to the average three-year gold price and current spot price.

The mining industry is coming to a point where companies either need to reinvest or turn to merger and acquisition activities to shore up or improve their portfolios. We are firmly in the reinvestment camp, with a pipeline of very good, high-return brownfields opportunities that will improve our production mix as can be seen from the map above. We will continue to look for ways to unlock value by making fundamental and lasting improvements through innovation, rather than large capital investment.

In terms of our guidance, we continue to prioritise stay in business capital, ore reserve development and asset integrity capital to ensure the sustainability of our operations. These types of capital expenditure are anticipated to make up approximately 85% of our capital expenditure in 2017.

CONTINUED FINANCIAL FLEXIBILITY

The net debt levels in the group fell by a further 13% from last year mainly due to the strong free cash flow generation on the back of lower interest costs and the higher gold price received. Going forward, we expect our positive cash flow momentum to continue to benefit from efficiency improvements as well as the leverage to gold price, despite potential local currency headwinds.

We fully redeemed the $1.25bn high-yield bonds on 1 August 2016, utilising cash on hand and a $330m draw on the US$ RCF facilities, which was largely repaid out of cash generated from operations with only $50m outstanding on the US$ RCF at the end of December 2016. We expect to reduce interest by ~$105m on an annualised basis relating to the high-yield bonds, although we will continue to bear interest, at a much lower cost, on any outstanding amounts under the revolving credit facilities.

Our net debt to adjusted EBITDA ratio of 1.24 times reflects ample headroom to our covenant levels of 3.5 times net debt to adjusted EBITDA. Our balance sheet remains robust with strong liquidity, sufficient undrawn facilities and long dated maturities, providing the financial flexibility required in the current volatile environment, whilst positioning the group to remain self-sufficient with regard to its low capital, high return reinvestment opportunities as well as to resume the payment of an annual cash dividend.

On 11 March, the company had its Baa3 rating confirmed by Moody's with the Outlook raised to "Stable" which was a welcome improvement. On 25 April, S&P affirmed our BB+ rating and raised our outlook status to "Stable". Subsequent to the initial ratings review, Moody's have expressed a further credit positive opinion related to the announcement of the high yield bond redemption exercise and consequences of Brexit announcement. Both agencies acknowledge the good progress made by the company to date, and are looking to the company to demonstrate its ability to sustain credit metrics going forward.

Net debt and Net debt to Adjusted EBITDA


3.5
3
2.5
2
1.5
1
0.5
Net debt to Adjusted EBITDA
3500
3000
2500
2000
1500
Net debt $m
1.81
1.70
1.94
2.02
1.95
1.54
1.49
1.47
1.44
1.26
1.24
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Net debt to Adjusted EBITDA
Net debt

Last-12-months adjusted EBITDA ratio based on restated results

Undrawn facilities*

At 31 December 2016


US$215m Cash
A$265m
R2.2bn
$1.576bn
US$1.010bn

**Total calculated with ZAR facilities at R13.7311/$ (excluding DMTNP), AUD facility at 0.7215$ to A$*

DEBT MATURITIES

Debt type	Debt facilities at 31 December 2016 US$m	Maturity date	Base Currency
A$ RCF	169 361	July 2019	A$
US$ RCF	50 1,000	July 2019	USD
US$ RCF (Guinea and Tanzania)	40 100	Aug 2019	USD
ZAR RCF and demand facility	87 248	From Dec 2018 to July 2020	ZAR
5.375% Bonds	700 700	Apr 2020	USD
5.125% Bonds	750 750	Aug 2022	USD
6.50% Bonds	300 300	Apr 2040	USD
	Facility amount / Drawn amount		

Due to the long-dated maturities, we have the opportunity to plan and execute strategies for the redemption or renegotiation of our existing debt arrangements on terms favourable to the group.

We will continue to review our current debt portfolio with the view to further reduce interest and our debt balances, where possible. We will continue to keep all options open in this regard.

DELIVERY AGAINST 2016 FINANCIAL OBJECTIVES

1. *Maintain our focus on cost and capital discipline to deliver competitive all-in sustaining costs and all-in costs*

    The group over the last couple of years adopted a number of measures focused on sustainably reducing the cost associated with producing gold. These initiatives have covered a broad spectrum of activities, including a greater focus on capital allocation and project delivery, as well as enhanced recoveries, while internal cost reduction efforts continued simultaneously. We have seen AISC fall 24% from 2013 to 2015; however this trend was reversed in the year under review with AISC coming in at $986/oz, up from $910/oz in 2015. The increase in AISC reflects the effect of a 15% decline in grades, coupled with safety-related stoppages in South Africa, which negatively affected our year-on-year production. However, despite these operational concerns, AISC continues to reflect our strong cost discipline and the effect of weaker local currencies in certain of the jurisdictions in which we operate.

    Our Project 500 cost reduction project introduced in prior years has been embedded into a wider-focused Operational Excellence Programme, which we continue to actively roll-out across all of our operations.

2. *Further enhance margins and cash flow through continuing focus on self-help measures and efficiency improvements, as well as further benefitting from weaker currency and oil prices*

    Our margins on Total Cash Costs (40%), AISC (21%), and AIC (14%) remain stable on a year-on-year basis and we will continue to manage these margins at acceptable levels in spite of them coming under pressure in 2017 due to the significant forecasted increase in our sustaining capital expenditure. This increased expenditure is required to ensure that we continue to maintain and improve our margins and cash generation ability in years thereafter.

    Cash flow improvements have been noted in both 2015 and 2016, despite a volatile gold price and two successive years of lower production, mainly the result of weaker local currencies and the benefits of the operational excellence initiatives. As indicated before, FCF for the year, on an unadjusted basis, amounted to $278m, a second consecutive year of positive FCF.

    The weakening of the South Africa rand, Argentinean peso, and Brazilian real was beneficial to us given that most of our cost base in those countries is denominated in the local currencies, while our gold is sold in US dollars.

    Our sensitivities to the oil price and local currencies, which are issued with caution, are as follows:
    *   Every 10% average change in our currency basket impacts input costs by ~$60/oz; and
    *   Every 10% change in the average Brent Crude oil price impacts input costs by ~$4/oz.

3. *Further decrease in Obuasi expenditure, thereby reducing holding costs, while investigating alternate options*

    In early February 2016, following the incursion of hundreds of illegal miners inside the fenced area of the Obuasi mine site, AngloGold Ashanti Ghana, our subsidiary that owns the Obuasi mine, was forced to declare force majeure and, in the interests of safety, withdrew all employees performing non-essential functions. During 2016, at its peak, an estimated 12,000 illegal miners operated across the previously fenced-off area of the site. A directive to clear the site of illegal mining by 10 October 2016 was given by the Minerals Commission (a Ghanaian governmental body) which, along with a multi-stakeholder committee it established, prepared alternative sites off the company lease for the miners to relocate to.

    On 18 October 2016, the Security Task Force took the first concerted steps to start to restore safety and security at the Obuasi concession.

    At each step along the way, AngloGold Ashanti Ghana, was at pains to petition authorities to ensure that the process of clearing illegal mining activity from site should be done with the least amount of force and with full deference to the Voluntary Principles on Security and Human Rights.

    Subsequent to year end, as of 13 February 2017, all areas within our fenced operational area have been cleared of illegal miners, and all identified illegal mining holes within the fenced area have been closed. Following a review of the safety, surface and underground conditions, we have notified the Ghanaian authorities that the circumstances that led to the declaration of force majeure no longer exist and as such lifted the force majeure with effect from 13 February 2017.

There remains further work to be undertaken in relation to the removal of the illegal mining activities outside of the fenced area but within the Obuasi concession area. Only once that process is complete, and the feasibility study for the redevelopment of the mine has been updated with the relevant information, will the company be in a position to outline its plans for Obuasi.

Concurrently with these developments, a governmental change occurred in Ghana in December 2016 after peaceful democratic elections. The company is in the process of building its relationships with the new government officials and one of its objectives for 2017 is to drive the current Obuasi situation to a sustainable resolution.

The care and maintenance costs of Obuasi for the year, amounted to $70m and management continues to actively manage these costs in light of the continued pressure on cost reduction.

4. **Further decrease in Colombia expenditure, while maintaining optionality and moving projects in that country up the value curve.**

The group was successful in limiting its exploration expenditure at its Colombian properties, while maintaining its optionality on these projects and moving it up the value curve. For example, the outcome of exploration activities at the Gramalote JV to update and refine the geological model progressed to such an extent that it continues to support the completion of a pre-feasibility study by the end of 2017, which in turn, should enable the resource to reserve conversion.

The group continues to monitor progress on all the projects in Colombia in addition to the active management of community matters as they arise.

5. **Continue to target sustainable cash generation**

Our efforts on cost reduction, supported by weaker local currencies in some jurisdictions, assisted us in achieving positive FCF for the last two years. We will continue to target sustainable free cashflow generation despite volatile gold prices, through driving operational excellence and disciplined capital investment across all the operations. In addition, initiatives to optimise working capital inflows such as the recovery of slow remitted value-added taxation rebates and offsetting of indirect taxes, will continue to be pursued.

In accordance with the group's strategy to invest in low capital, high return brownfields opportunities, capital expenditure for 2017 is guided at $200m higher than 2016 which will impact free cash flow generation. The increase in capital expenditure primarily relates to increased sustaining capital for the Geita and Kibali underground development, a power plant for Geita, stripping at Iduapriem, ore reserve development in Brazil and on the plant recovery improvement project at Sunrise Dam in Australia. Project capital of $120m to $150m primarily relates to the Siguiri hard rock project and a power plant, Mponeng phase 1 and the Kibali hydro power plants. The Sadiola Sulphides project investment decision is subject to the negotiation of favourable fiscal and other terms with the Malian governmental authorities.

In 2018 we expect the sustaining capital expenditure to decline to a level between 2016 and 2017.

6. **Reduce the annual interest bill and further deleverage the balance sheet**

The successful full redemption of the high-yield bonds on 1 August 2016, further assisted us in reducing our annual interest bill as discussed earlier. This, in addition to our continued FCF generation during 2016 allowed us to further de-lever our balance sheet, reducing our net debt to $1.916bn and our net debt to adjusted EBITDA ratio to 1.24 times.

REVIEW OF GROUP'S PROFITABILITY, LIQUIDITY AND STATEMENT OF FINANCIAL POSITION FOR 2016

The key financial and operational metrics for 2016, when compared to 2015 and 2014, are as follows:

		2016	2015	2014
Profitability and returns				
Adjusted headline earnings[1]	$m	**143**	49	(1)
	US cents per share	**35**	12	0
Profit (loss) attributable to equity shareholders	$m	**63**	(85)	(58)
Return on net capital employed[1]	%	**6**	5	4
Dividends declared per ordinary share	SA cents per share	**130**	-	-
	US cents per share	**~10**	-	-
Liquidity, cash flow and net debt				
Net debt at year end[1]	$bn	**1.9**	2.2	3.1
Free cash flow[1]	$m	**278**	141	(112)
Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA)[1][3]	$bn	**1.5**	1.5	1.6
Net debt to Adjusted EBITDA[1][3]	Times	**1.24**	1.49	1.94
Operational metrics				
Gold produced (from continued and discontinued operations)	Moz	**3.63**	3.95	4.44
Average price received	$/oz	**1,249**	1,158	1,264
Total cash costs[1]	$/oz	**744**	712	785
All-in sustaining costs[1][2]	$/oz	**986**	910	1,020
All-in costs[1][2]	$/oz	**1,071**	1,001	1,114
All-in sustaining cost margin[1][2]	%	**21**	21	19

[1] Non-GAAP measures

[2] Excludes stockpile write-offs

[3] The adjusted EBITDA calculation is based on the formula included in the Revolving Credit Facility Agreements for compliance with the debt covenant formula

PROFITABILITY AND RETURNS

Production of 3.628Moz was within the original guidance for the year ended 31 December 2016 at a total cash cost of $744/oz, compared to production of 3.830Moz, from continuing operations, at a cash cost of $712/oz for the year ended 31 December 2015. Production was negatively impacted by weaker production from the South African operations (largely as a result of safety-related stoppages), lower grades from Kibali, a planned decrease in head grades at Tropicana and Geita, and Obuasi being in care and maintenance for all of 2016. Offsetting these negative impacts, Mponeng and Moab Khotsong in South Africa delivered increased production for the year together with Iduapriem and Siguiri in the Continental Africa region, and Sunrise Dam in Australia. Mponeng delivered the best improvement, with a 16% increase in production and a 14% decrease in AISC year-on-year.

In the South African region, the decline in production was mainly due to lower underground tonnes mined and lower grades over the period, with the most significant decrease at TauTona. The operational performance for the year under review was predominantly impacted by a range of safety-related stoppages across all operations resulting in an estimated loss of 104,000oz, with TauTona, Moab Khotsong and Kopanang most affected.

The Continental Africa region has recorded solid delivery despite no contribution from Obuasi (currently under care and maintenance), operational challenges at Kibali encountered during first half of 2016 and planned lower recovered grades at Geita whilst Morila, nearing closure, is now treating lower grade marginal and tailings grade ore.

Production for 2016 in the Australia region was impacted by a lower contribution from Tropicana, mainly due to the first phase of grade streaming coming to an end in December 2015. However, the processing plant throughput was higher for the period following completion of the Plant Optimisation Project. Production at Sunrise Dam increased due to higher mill throughput and an increase in head grade as the large Dolly stope was brought into production.

In the Americas region, the production volumes were mainly impacted by a lower year-on-year contribution from Brazil, which commencing 2016 faced production challenges caused by geotechnical, licensing and geological modelling issues. The mine plan at AGA Mineração was revised accordingly; delivering improved production which helped offset the shortfall from the first half of 2016. The revised mine plan comprised the treatment of additional ore from lower grade zones, partially compensating the production gap with higher tonnage treated. Serra Grande experienced a delay in receiving permits required for the open pit as well as the geotechnical challenges at the ramp to access high grade areas at underground Mina Nova, in the Pequizão orebody. Cerro Vanguardia in Argentina achieved its highest annual production in 17 years due to higher tonnes treated at the plant following operational and metallurgical improvements, partly offset by lower grades due to the variability of the mining model.

AISC came in at $986/oz, up from $910/oz in 2015. The AISC reflects the continued cost discipline and weaker local currencies in some jurisdictions, offset by an increase in sustaining capital expenditure, inflation and exploration costs, all against the backdrop of a 15% decline in grade and safety-related stoppages in South Africa, which led to lower year-on-year production levels.

Earnings improved sharply in 2016 from the previous year. AHE were up to $143m, or 35 cents per share, compared with $49m, or 12 cents per share in 2015. Net profit attributable to equity shareholders during 2016 was $63m compared with a net loss from continuing operations of $85m a year earlier. The increase in earnings was primarily due to the higher gold price received; weaker operating currencies in Argentina, Brazil and South Africa; continued focus on cost control; interest saving; and a lower effective tax rate; and was partially offset by reduced income from associates and joint ventures.

LIQUIDITY, CASH FLOW AND STATEMENT OF FINANCIAL POSITION

Adjusted EBITDA of $1,548m in 2016 increased by $76m, or 5% from the $1,472m recorded in 2015. The adjusted EBITDA margin expanded to 37.9% in 2016, from 36.7% in 2015. The ratio of net debt to adjusted EBITDA at the end of December 2016 was 1.24 times compared with 1.49 times at the end of December 2015, highlighting the success of AngloGold Ashanti's continued efforts to improve financial flexibility as the current net debt to adjusted EBITDA ratio falls in well below the covenant ratio of 3.5 times which applies under our revolving credit agreements.

Net debt fell by 13% to $1.916bn in 2016, from $2.190bn at the end of 2015. On 1 August 2016, AngloGold Ashanti redeemed the $503m outstanding on the high-yield bonds due in 2020 by drawing down $330m from the US dollar $1bn revolving credit facility (RCF) and the balance from cash on hand. The redemption was executed with the purpose of eliminating the group's highest-cost debt, and reducing both interest payments and the concentration of debt maturities in 2020, while improving free cash flow and introducing additional balance-sheet flexibility. Management has since focused on paying down existing RCFs at a steady pace.

The dividends declared for the year under review of ~10 US cents per share, will result in an estimated cash outflow in March and April 2017 of $43m. We did not declare any dividends in 2015.

Turning to the statement of financial position and the financing facilities available, the group's principal US dollar and Australian dollar debt facilities are listed below:
- Fully drawn rated bonds – $1.75bn in aggregate – that mature in April 2020 ($700m: 5.375%), August 2022 ($750m: 5.125%) and April 2040 ($300m: 6.5%);
- $1bn revolving credit facility that matures in July 2019, which is currently $50m drawn;
- $65m revolving credit facility in Guinea that matures in August 2019, which is currently $5m drawn;
- $35m revolving credit facility in Tanzania that matures in August 2019, which is currently fully drawn;
- A$500m base rate plus 2% credit facility originally earmarked for the construction of the Tropicana project that matures in July 2019, of which A$235m remains drawn at year-end – the facility was utilised during 2016 to contribute to the redemption of the high-yield bonds;
- R1.5bn JIBAR-plus 1.2% South African revolving credit facility that matures in December 2018, and R1.4bn JIBAR plus 1.65% South African revolving credit facility that matures in July 2020 – the two facilities are currently R1.2bn drawn; and
- R500m overnight bank lending rate South African demand facility, which is undrawn.

We remain subject to an uncertain tax environment. Across the group, we are due refunds for input tax and fuel duties for an amount of $199m (2015: $195m; 2014: $238m), including attributable amounts of equity accounted joint ventures, which have remained outstanding for periods longer than those provided for in the respective statutes. Considerable effort was made to reduce these outstanding amounts. Disclosure of our taxation exposures across the group further supports the transparency of our taxation policy, where we have adopted a low risk approach.

More detailed notes and analyses of the group's income statement, statement of financial position and statement of cash flow for 2016 are available in the group financial statements for 2016.

LOOKING AHEAD TO 2017, THE KEY FINANCIAL OBJECTIVES ARE TO:

- Maintain our focus on cost and capital discipline to deliver competitive AISC and AIC;
- Continue to enhance margins and cash flow through continuing focus on operational efficiencies;
- Maintain our return to dividend paying status underpinned by sustainable cash generation;
- Move to a sustainable resolution at Obuasi;
- Execute on low capital, high return brownfields projects, while continuing moving long term projects up the value curve; and
- Maintain financial flexibility and further reduce our finance costs.

Our guidance for 2017 is set out in the table below:

		Guidance	Notes
Production (000oz)		3,600 - 3,750	
Costs	All-in sustaining costs ($/oz)	1,050 - 1,100	Assumptions: ZAR14.25/$, $/A$0.75, BRL3.40/$, AP16.50/$; Brent $58/bl
	Total cash costs ($/oz)	750 - 800	
Overheads	Corporate costs ($m)	80 - 90	Inflation and retention of critical skills and skills development
	Expensed exploration and study costs ($m)	170 - 190	Including equity accounted joint ventures
Capex	Total ($m)	950 - 1,050	
	Sustaining capex ($m)	830 - 900	Stay-in-business, ore-reserve development and asset integrity. Increase in sustaining capex at Geita, AGA Mineração and Sunrise Dam
	Non-sustaining capex ($m)	120 - 150	Includes project capital for projects at Siguiri, Kibali, Sadiola and Mponeng
Depreciation and amortisation ($m)		850	
Depreciation and amortisation – included in equity accounted earnings ($m)		125	Earnings of associates and joint ventures
Interest and finance costs ($m) – income statement		140	
Interest and finance costs ($m) – cash flow		135	Affected by timing of coupon payments
Other operating expenses		85	Primarily includes the costs of care and maintenance relating to Obuasi

- Production guidance assumes that the Obuasi Mine is in limited operations with no production anticipated in 2017. Also note that there is, as always, a strong negative impact expected in the first half of the year given the slow start-up in South Africa following the holiday break and interruptions around the Easter break.
- The increase in capital expenditure reflects the increased investment in the Group's high return, relatively low capital, brownfields opportunities and life of mine extensions. The increase in sustaining capital relates directly to ore reserve development at AGA Mineração; advancing the underground development at Geita and Sunrise Dam; and increased deferred stripping at Iduapriem, with the objective of extending the mine life and improving production/grades at the relevant operation.
- We estimate growth capital at between $120m and $150m for 2017 which relates primarily to the Siguiri hard rock project ($158m of which $87m is expected to be incurred in 2017), including $43m for the power plant; the Kibali underground project ($24m); further project capital at Mponeng ($19m); and the group's proportionate share of funding in respect of the Sadiola Sulphides project (SSP). The funding on the SSP of $410m (our share at 41%: $168m) will commence only once the investment decision has been approved post the successful negotiation of fiscal terms with the Malian governmental authorities, with ~ $21m expenditure anticipated for 2017.

Sensitivities to the above guidance are as follows:

Sensitivity *	AISC ($/oz)	Cash flow before taxes ($m)
10% change in oil price	~ $4	~14
10% change in local currencies	~ $60	~100
10% change in gold price	~ $4	~430
50koz change in production	~ $14	~55

*All the sensitivities based on $1,200/oz gold price and assumptions used in the outlook guidance

Both production and cost estimates assume neither labour or power disruptions, nor changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2016, filed with the SEC.

ACKNOWLEDGEMENT

I continue to be supported by a strong and diligent finance team across the group who through their proactive financial planning have been able to mitigate some of the adverse consequences relating to the challenging global environment that we operate in. In addition, we have been able to deliver quality financial information to our stakeholders, which reflect our objectives and values for long term success. I would like to thank our strong and enthusiastic financial team for their ongoing support and look forward to the year ahead.

Best regards

Christine Ramon
Chief Financial Officer
22 March 2017

DIRECTORS' APPROVAL

In accordance with Section 30(3)(c) of the Companies Act, No. 71 of 2008, as amended, the annual financial statements for the year ended 31 December 2016 were approved by the board of directors on 22 March 2017 and are signed on its behalf by:

DIRECTORS

SM Pityana, Chairman
S Venkatakrishnan, Chief Executive Officer
KC Ramon, Chief Financial Officer
R Gasant, Chairman: Audit and Risk Committee

SECRETARY'S CERTIFICATE

In terms of Section 88(2)(e) of the Companies Act, No. 71 of 2008, as amended, I certify that the company has lodged with the Companies and Intellectual Property Commission all such returns and notices as are required of a public company in terms of the Act, and that all such returns and notices are true, correct and up-to-date.

ME Sanz Perez
Company Secretary
Johannesburg
22 March 2017

AFFIRMATION OF FINANCIAL STATEMENTS

In accordance with Section 30(2) and 30(3) of the Companies Act, No. 71 of 2008, as amended, the annual financial statements for AngloGold Ashanti Limited, registration number 1944/017354/06 (AngloGold Ashanti), for the year ended 31 December 2016, have been audited by Ernst & Young Inc., the company's independent external auditors, whose unqualified audit opinion can be found under Independent Auditor's Report, on page 28.

The financial statements have been prepared by the corporate reporting staff of AngloGold Ashanti, headed by Meroonisha Kerber (CA(SA)); the group's Senior Vice President: Finance. This process was supervised by Kandimathie Christine Ramon (BCompt; BCompt (Hons); CA (SA)), the group's Chief Financial Officer and Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the group's Chief Executive Officer.

DIRECTORS' REPORT

For the year ended 31 December 2016

NATURE OF BUSINESS

AngloGold Ashanti conducts mining operations in Africa, South America and Australia, and undertakes exploration activities in some of these jurisdictions. At certain of its operations, AngloGold Ashanti produces uranium, silver and sulphuric acid as by-products in the course of producing gold.

A review of the unaudited performance of the various operations is available in the operational profiles on AngloGold Ashanti's annual report website www.aga-reports.com.

SHAREHOLDERS HOLDING 10% OR MORE OF ANGLOGOLD ASHANTI'S ISSUED SHARE CAPITAL

As at 31 December 2016, only Black Rock Inc. held more than 10% of the company's issued share capital. This does not take cognisance of the shares held by the Bank of New York Mellon as depositary for the AngloGold Ashanti ADR programme.

SHARE CAPITAL

AUTHORISED

The authorised share capital of AngloGold Ashanti as at 31 December 2016 was made up as follows:

	SA Rands
• 600,000,000 ordinary shares of 25 South African cents each	150,000,000
• 2,000,000 A redeemable preference shares of 50 South African cents each	1,000,000
• 5,000,000 B redeemable preference shares of 1 South African cent each	50,000
• 30,000,000 C redeemable preference shares of no par value	-

The following are the movements in the issued and unissued share capital from 1 January 2016 to 28 February 2017:

ISSUED

Ordinary shares	Number of Shares 2016	Value SA Rands 2016	Number of Shares 2015	Value SA Rands 2015
At 1 January	405,265,315	101,316,329	404,010,360	101,002,590
Exercise of options by participants in the AngloGold Ashanti Share Incentive Scheme	2,958,445	739,611	1,254,955	313,739
At 31 December[1]	**408,223,760**	**102,055,940**	405,265,315	101,316,329
At 31 December[1]	408,223,760	102,055,940		
Issued subsequent to year-end:				
Exercise of options by participants in the AngloGold Ashanti Share Incentive Scheme	100,472	25,118		
At 28 February 2017	**408,324,232**	**102,081,058**		

[1] *Share capital of $16m (2015: $16m) is translated at historical rates of exchange at the reporting dates. Refer to group financial statements note 22.*

Redeemable preference shares

The A and B redeemable preference shares, all of which are held by the wholly owned subsidiary, Eastvaal Gold Holdings Limited, may not be transferred. The A, B and C redeemable preference shares terms and conditions carry the right to receive dividends equivalent to the balance of after tax profits arising from income derived from mining the Moab Lease Area. The shares are redeemable from the realisation of the assets relating to the Moab Lease Area after the cessation of mining operations in the area. No further A and B redeemable preference shares will be issued. C redeemable preference shares which may only be issued to AngloGold Ashanti Limited or its subsidiaries, have not been issued at 22 March 2017.

Further details of the authorised and issued shares, as well as the share premium, are given in group financial statements note 22.

UNISSUED ORDINARY SHARES

	Number of ordinary shares	
	2016	2015
At 1 January	**194,734,685**	195,989,640
Issued during the year	**(2,958,445)**	(1,254,955)
At 31 December	**191,776,240**	194,734,685
Issues subsequent to year-end	**(100,472)**	
At 28 February 2017	**191,675,768**	

ORDINARY SHARES UNDER THE CONTROL OF THE DIRECTORS

Pursuant to the authority granted by shareholders at the Annual General Meeting held on 4 May 2016, 5% of the shares in issue on 4 May 2016, were placed under the control of the directors to allot and issue, for such purposes and on such terms as the directors, in their discretion, may determine. At 31 December 2016, the total number of shares placed under the control of the directors was 20,411,188. No shares were issued during 2016 by the directors in terms of this authority, which will expire at the close of the next Annual General Meeting, unless renewed.

Shareholders will therefore be asked at the Annual General Meeting to be held on 16 May 2017, to renew this authority by placing 5% of the number of shares in issue on 16 May 2017, under the control of the directors to allot and issue, for such purposes and on such terms as the directors, at their discretion, may determine.

In terms of the Listings Requirements of the JSE, shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash other than by means of a rights offer to shareholders. To enable the directors of the company to take advantage of favourable business opportunities which may arise for the issue of such ordinary shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the Annual General Meeting to be held on 16 May 2017.

Shareholders will also be asked to approve as a general authority, the acquisition by the company, or a subsidiary of the company, of its own shares from its issued ordinary share capital for certain specific housekeeping reasons.

DEPOSITARY INTERESTS

American Depositary Shares

At 31 December 2016, the company had in issue, through The Bank of New York Mellon as Depositary and listed on the New York Stock Exchange (NYSE) 176,085,993 (2015: 198,617,090), American Depositary Shares (ADSs). Each ADS is equal to one AngloGold Ashanti ordinary share. At 28 February 2017, there were 170,902,422 ADSs in issue and listed on the NYSE.

CHESS Depositary Interests

At 31 December 2016, the company had in issue, through the Clearing House Electronic Sub-register System (CHESS), and listed on the Australian Securities Exchange (ASX), 90,030,840 (2015: 89,889,890) CHESS Depositary Interests (CDI). The register as at 28 February 2017 remained unchanged. Every five CDIs are equivalent to one AngloGold Ashanti ordinary share and carry the right to one vote.

Ghanaian Depositary Shares

At 31 December 2016, the company had in issue, through NTHC Limited as Depositary and listed on the Ghana Stock Exchange (GhSE), 16,125,300 Ghanaian Depositary Shares (GhDSs) (2015: 16,275,735). The register as at 28 February 2017 remained unchanged. Every 100 GhDSs are equivalent to one underlying AngloGold Ashanti ordinary share and carry the right to one vote.

ANGLOGOLD ASHANTI SHARE INCENTIVE SCHEME

AngloGold Ashanti operates a share incentive scheme through which Executive Directors, members of the Executive Committee and other management groups of the company and its subsidiaries are given the opportunity to acquire shares in the company. The intention of the incentive scheme is to ensure that the medium to long term interests of the executive and shareholders are aligned, providing rewards to the executives and wealth creation opportunities to the shareholders when the strategic performance drivers are achieved.

Non-Executive Directors are not eligible to participate in the share incentive scheme.

Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares and accept them. All options or rights which have not been exercised within ten years from the date of grant, automatically expire.

The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria, have been granted to employees. These are collectively known as the "AngloGold Ashanti Share Incentive Scheme" or "Share Incentive Scheme".

Although the Remuneration and Human Resources Committee has the discretion to incentivise employees through the issue of shares, only options or awards have so far been granted.

The type and vesting criteria of the options or awards granted are:

BONUS SHARE PLAN (BSP)

The granting of awards in terms of the BSP was approved by shareholders at the Annual General Meeting held on 29 April 2005. The Scheme has undergone a number of changes, each approved by the shareholders. Currently, each award made in respect of the BSP entitles the holder to acquire one ordinary share at "nil" cost, provided that the participant remains in the employ of the company at the date of vesting unless an event, such as death, retirement or redundancy occurs, which may result in a pro-rata allocation of awards and an earlier vesting date.

The Executive Committee members receive an allocation of 150 percent of their cash bonus while all other participating employees receive a 120 percent matching. The vesting period runs over two years with 50 percent vesting 12 months after the date of issue and the remaining 50 percent vesting 24 months after the date of issue.

The Share Incentive Scheme does not have sufficient shares under its control to continue to meet awards based on previous criteria. Accordingly, the criteria under the scheme are under review and a new incentive scheme is being proposed to shareholders for approval at the May 2017 Annual General Meeting.

LONG TERM INCENTIVE PLAN (LTIP)

The granting of awards in terms of the LTIP was approved by shareholders at the Annual General Meeting held on 29 April 2005. Executive directors and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at "nil" cost. Awards granted vest in three years from the date of grant, to the extent that the set company performance targets, under which the awards were made, are met, and provided that the participant remains in the employ of the company at the date of vesting, unless an event, such as death, retirement or redundancy occurs, which may result in a pro-rata allocation of awards and an earlier vesting date.

The criteria under the LTIP are under review and a new incentive scheme is being proposed to shareholders for approval at the May 2017 Annual General Meeting.

The table below reflects the total number of options/awards that are available for issue in terms of the Share Incentive Scheme:

	2016 Options/Awards	2015 Options/Awards
At 1 January	**1,992,078**	3,679,584
Increase in allotment approved by shareholders	**-**	3,000,000
	1,992,078	6,679,584
Bonus Share Plan awards granted	**(2,103,767)**	(2,562,313)
Long Term Incentive Plan awards granted	**-**	(3,120,555)
Lapsed/Forfeited: Bonus Share Plan	**204,374**	165,006
Long Term Incentive Plan	**1,160,023**	830,356
At 31 December	**1,252,708**	1,992,078

CO-INVESTMENT PLAN (CIP)

To assist executives in meeting their Minimum Shareholding Requirements (MSR's) with effect from February 2013, they were given the opportunity, on a voluntary basis, to participate in the Co-Investment Plan (CIP), and this has been adopted based on the following conditions: Executives are allowed to take up to 50% of their after tax cash bonus to participate in a further matching scheme by purchasing shares in AngloGold Ashanti, and the company will match their initial investment into the scheme at 150%, with vesting over a two-year period in equal tranches.

CHANGES IN OPTIONS AND AWARDS

In accordance with the JSE Listings Requirements and the rules of the AngloGold Ashanti Share Incentive Scheme, the changes in options and awards granted and the ordinary shares issued as a result of the exercise of options and awards during the period 1 January 2016 to 28 February 2017 are disclosed below:

	Bonus Share Plan	Long Term Incentive Plan[2]	Total Share Incentive Scheme
At 1 January 2016	4,708,799	6,143,929	10,852,728
Movement during year			
– Granted[1]	2,103,767	-	2,103,767
– Exercised	(2,409,907)	(548,538)	(2,958,445)
– Lapsed/forfeited	(204,374)	(1,160,023)	(1,364,397)
At 31 December 2016	4,198,285	4,435,368	8,633,653
Subsequent to year-end			
– Exercised	**(41,787)**	**(58,685)**	**(100,472)**
– Lapsed/forfeited	**(16,229)**	**(1,091,688)**	**(1,107,917)**
At 28 February 2017	**4,140,269**	**3,284,995**	**7,425,264**

[1] *BSP and LTIP awards are granted at no cost to participants.*
[2] *Includes Share Retention Bonus Scheme awards.*

Total shares issued on the exercise of options and awards from the inception of the scheme:

	Total number of shares issued
At 1 January 2016	12,022,685
– Exercised 2016	2,958,445
At 31 December 2016	14,981,130
Subsequent to year-end	
– Exercised January and February 2017	**100,472**
At 28 February 2017	**15,081,602**

DIVIDEND POLICY

Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the company's financial performance. The dividend policy now provides for an annual dividend to be based on 10% of the free cash flow generated by the business for that financial year, before growth capital expenditure. The Board will exercise its discretion on an annual basis, taking into consideration the prevailing market conditions, balance sheet flexibility and future capital commitments of the group.

For the year ended 31 December 2016, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 130 South African cents (assuming an exchange rate of ZAR13.10/$, the gross dividend payable per ADS is equivalent to 10 US cents).

Dematerialised shareholders on the South African share register will receive payment of their dividends electronically, as provided for by Strate. Certificated shareholders, who have elected to receive their dividends electronically, will be paid via the company's electronic funds transmission service. Certificated shareholders who have not yet elected to receive dividend payments electronically, are encouraged to mandate this method of payment for all future dividends.

On 1 April 2012, the South African government imposed a 15% withholding tax on dividends and other distributions payable to shareholders. On 22 February 2017, the Minister of Finance announced an increase in withholding tax on dividends to 20% with effect from 1 March 2017.

BORROWINGS

The company's borrowing powers are unlimited pursuant to the company's Memorandum of Incorporation. As at 31 December 2016, the group's gross borrowings totalled $2,178m (2015: $2,737m).

OTHER MATTERS

SIGNIFICANT EVENTS DURING THE YEAR UNDER REVIEW

AngloGold Ashanti and Anglo American South Africa settle stand-alone silicosis claims – On 4 March 2016, AngloGold Ashanti announced that together with Anglo American South Africa, the companies have concluded an agreement which resolves fully and finally stand-alone silicosis claims. The settlement relates to the approximately 4,400 separate claims which were instituted against Anglo American South Africa and included in this figure are the roughly 1,200 separate claims against AngloGold Ashanti. The settlement has been reached without admission of liability by AngloGold Ashanti and Anglo American South Africa and the terms of the agreement remain confidential. Both companies will contribute, in stages, up to $30 million.

AngloGold Ashanti rating action by Standard and Poor's rating agency (S&P) – On 26 April 2016, AngloGold Ashanti confirmed that Standard & Poor's rating agency (S&P) had affirmed AngloGold Ashanti's BB+ long term corporate credit rating and revised the outlook to stable from negative. S&P cited the reduction in debt and increasing local currency gold prices as reasons for the increase in earnings, cash flows, liquidity and credit metrics for AngloGold Ashanti. The stable outlook reflects S&P's expectation that AngloGold Ashanti can maintain core credit metrics at the higher end of their intermediate category.

AngloGold Ashanti Holdings plc announce satisfaction of the conditions for the redemption of all its outstanding 8.5% Notes due 2020: AngloGold Ashanti Holdings plc (the "Company") announced that it borrowed $330,000,000 under the Company's $1,000,000,000 revolving credit facility which, together with available cash, was used to redeem all of its outstanding 8.500% Notes due 2020. On 1 August 2016, the notes were redeemed in full at a redemption price equal to 106.375% of the principal amount of the Notes, *plus* additional amounts, *plus* accrued and unpaid interest to the date of the redemption.

SIGNIFICANT EVENTS SUBSEQUENT TO YEAR-END

Tanzania Mandatory Listings Requirements

The Mining (Minimum Shareholding and Public Offering) Regulations, 2016 came into force by Government Notice No. 286 published on 7 October 2016, and revised by amendment on 24 February 2017.

The regulations set out the requirement to sell shares to Tanzanian nationals, by way of a public offering and listing on the Dar es Salaam Stock Exchange, which will apply to companies that are carrying out large scale mining operations.

The regulations also require all existing holders of a special mining licence to list a minimum of 30 percent of their shares on either the Main Investment Market or the Enterprise Growth Market Segment of the Dar es Salaam Stock Exchange within six months of the regulations coming into force. However, we believe the listing requirement conflicts with the development agreement, and have initiated discussions with the government of Tanzania to be exempted from the listing requirement.

MATERIAL CHANGE

There has been no material change in the financial results or trading position of the AngloGold Ashanti group since the publication of the report for the six months and year ended 31 December 2016 on 21 February 2017 and the date of this report. The results for the year ended 31 December 2016 were audited by Ernst & Young Inc., who issued an unqualified audit report on 22 March 2017.

ANNUAL GENERAL MEETINGS

At the 72nd Annual General Meeting held on Wednesday, 4 May 2016, shareholders passed resolutions relating to the:

- Re-appointment of Ernst & Young Inc. as External Auditors of the company;
- Re-election of Messrs Gasant, Kirkwood and Hodgson as a Non-Executive Directors and Mr Venkatakrishnan as an Executive Director;
- Election of the Audit and Risk Committee members being, Messrs Gasant, Nkuhlu, Kirkwood, Ruston and Garner and Ms Richter;
- General authority to directors to allot and issue ordinary shares;
- Amendments to the share incentive schemes;
- Non-binding advisory endorsement of the AngloGold Ashanti remuneration policy;
- Approval of the Non-Executive Directors' remuneration for their services as directors, which remains unchanged from the previous year;
- General authority to directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue;
- General authority to acquire the company's own shares;
- General authority to provide financial assistance in terms of sections 44 and 45 of the Companies Act;
- The creation of C redeemable preference shares of no par value;
- Amendment of the company's Memorandum of Incorporation (MOI) to create the C redeemable preference shares; and
- Directors' authority to implement special and ordinary resolutions.

Notice of the 73rd Annual General Meeting to be held in the Auditorium, 76 Rahima Moosa Street, Newtown, Johannesburg at 11:00 (South African time) on 16 May 2017, is printed as a separate document and distributed to shareholders in accordance with the Companies Act.

DIRECTORATE AND SECRETARY

The following changes to the board of directors took place during the period 1 January 2016 to 31 December 2016 and subsequent to year-end:

- Sindiswa Zilwa was appointed as an Independent Non-Executive Director with effect from 1 April 2017; and
- Professor Wiseman Nkuhlu notified the Board of his intention to retire as an Independent Non-Executive Director at the forthcoming annual general meeting to be held on 16 May 2017, and will thus not stand for re-election on such date.

Company Secretary

There was no change to the office of the Company Secretary during 2016. The name, business and postal address of the Company Secretary are set out under Administrative Information on page 133.

Directors' and Prescribed Officers' interests in AngloGold Ashanti shares

The interests of Directors, Prescribed Officers and their associates in the ordinary shares of the company at 31 December 2016, individually did not exceed 1% of the company's issued ordinary share capital and are disclosed in note 30 of the group financial statements.

Details of service contracts of Directors and Prescribed Officers

In accordance with Section 30(4)(e) of the Companies Act the salient features of the service contracts of Directors and Prescribed Officers have been disclosed in the Remuneration Report, which is included in the Integrated Report 2016.

ANNUAL FINANCIAL STATEMENTS

The financial statements set out fully the financial position, results of operations and cash flows of the group and the company for the financial year ended 31 December 2016.

The directors of AngloGold Ashanti are responsible for the maintenance of adequate accounting records and the preparation of the annual financial statements and related information in a manner that fairly presents the state of affairs of the company, in conformity with the Companies Act and in terms of the JSE Listings Requirements.

The directors are also responsible for the maintenance of effective systems of internal control which are based on established organisational structures and procedures. These systems are designed to provide reasonable assurance as to the reliability of the annual financial statements, and to prevent and detect material misstatement and loss.

In preparing the annual financial statements, the group has complied with International Financial Reporting Standards (IFRS) and used appropriate accounting policies supported by pragmatic judgements and estimates.

AngloGold Ashanti, through its Executive Committee, reviews its short-, medium- and long term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.

Cash and cash equivalents, at 31 December 2016 amounted to $215m (2015: $484m), and together with cash budgeted to be generated from operations in 2017 and the net incremental borrowing facilities available, are in management's view, adequate to fund operating, mine development, capital expenditure and financing obligations as they fall due for at least the next 12 months.

Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2016, it is appropriate to prepare these financial statements on a going concern basis.

Based on the results of a formal documented review of the company's system of internal controls and risk management, covering both the adequacy in design and effectiveness in implementation, performed by the internal audit function during the year 2016:
- information and explanations provided by line management;
- discussions held with the external auditors on the results of the year-end audit; and
- the assessment by the Audit and Risk Committee,

the board has concluded that nothing has come to its attention that caused it to believe that the company's system of internal controls and risk management are not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

The directors are of the opinion that these financial statements fairly present the financial position of the company and group at 31 December 2016 and the results of their operations, changes in equity and cash flow information for the year then ended in accordance with IFRS.

The external auditor, Ernst & Young Inc., is responsible for independently auditing and reporting on the financial statements in conformity with International Standards on Auditing and the Companies Act of South Africa. Their unqualified opinion on these financial statements appears in the Independent Auditor's Report, on page 28 of this report.

The company will file a set of financial statements in accordance with IFRS in its annual report on Form 20-F as must be filed with the US Securities and Exchange Commission by no later than 30 April 2017. Copies of the annual report on Form 20-F will be made available once the filing has been made, on request, from the Bank of New York Mellon, or from the company's corporate office detailed in the section Administrative Information.

INVESTMENTS

Particulars of the group's principal subsidiaries and operating entities are presented in this report on page 119.

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INDEPENDENT AUDITOR'S REPORT
The Board of Directors and Shareholders of AngloGold Ashanti Limited

REPORT ON THE AUDIT OF THE CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS

OPINION
We have audited the consolidated and separate financial statements of AngloGold Ashanti Limited set out on pages 32 to 129, which comprise the consolidated and separate statements of financial position as at 31 December 2016, and the consolidated and separate income statement, statement of comprehensive income, changes in equity and cash flows for the year then ended, and notes to the consolidated and separate financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated and separate financial statements present fairly, in all material respects, the consolidated and separate financial position of the Group as at 31 December 2016, and its consolidated and separate financial performance and consolidated and separate cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) and the requirements of the Companies Act of South Africa.

BASIS FOR OPINION
We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated and Separate Financial Statements* section of our report. We are independent of the Group in accordance with the Independent Regulatory Board for Auditors *Code of Professional Conduct for Registered Auditors (IRBA Code), the International Ethics Standards Board for Accountants Code of Ethics for Professional Accountants (IESBA code)* and other independence requirements applicable to performing the audit of the Group. We have fulfilled our other ethical responsibilities in accordance with the IRBA Code, IESBA code, and in accordance with other ethical requirements applicable to performing the audit of the Group. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTERS
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated and separate financial statements of the current period. These matters were addressed in the context of our audit of the consolidated and separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the consolidated and separate financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Key Audit Matter (KAM)	How the matter was addressed in the audit
Environmental rehabilitation provision (Consolidated and Separate KAM) At 31 December 2016, the environmental rehabilitation provision amounted to $705m in the consolidated financial statements, and R1,026m in the separate financial statements. We focussed on this area due to the significance of the provision in the consolidated and separate financial statements as well as the judgemental nature of the provision. The determination of the provision is based on judgement and estimates of current damage caused, amount, nature, timing and amount of future costs to be incurred to rehabilitate the mine sites and estimates of future inflation, exchange and discount rates. The consolidated and separate disclosures are included in Note 24 and Note 19 Environmental rehabilitation and other provisions, respectively.	With the assistance of our valuation experts, our audit procedures included the assessment of the reasonability of management's macro-economic assumptions in their rehabilitation models. The most significant of these assumptions were the risk free interest rates, expected inflation and exchange rates as these have the largest quantitative effect on the provision balance. We compared the timing of the expected cash flows with reference to the expected life of mine at the respective regions. We compared the current year cash flow assumptions to those of prior year, and tested the reasonableness of management's explanations where these have changed. We tested the reasonableness of the cost rates applied with reference to publically available information as well as recent rehabilitation activities. We inquired from operational management what additional damage has taken place that requires additional rehabilitation in future and corroborated this understanding. We also assessed the integrity of the financial rehabilitation models. We read the reports prepared by management's internal experts, and external experts where these had been engaged by management, to support the provision. We considered the appropriateness of the related disclosure in the Consolidated and Separate Financial Statements.
Tax exposures (Consolidated KAM) The group is party to direct and indirect tax exposures from tax authorities in several countries in which it operates. The tax exposures in South America amount to $207m. Management's assessment of these exposures has been disclosed in the consolidated financial statements in the contingencies Note 31. In South Africa and Continental Africa the majority of the direct tax exposures are considered remote and are therefore not disclosed. Indirect tax positions have been provided for where appropriate. The tax exposures are subject to judgement both in relation to interpretation of local tax regulations and the recognition and measurement of any potential provision against such exposures.	We focussed our audit effort on the significant direct and indirect tax exposures in South America, South Africa and Continental Africa. We inspected relevant communication with tax authorities. With the assistance of our tax experts, our audit procedures included assessing the nature and amount of the tax exposures and the reasonableness of management's and their expert's conclusions on whether exposures are probable, contingent or remote. Where exposures are assessed as probable, we evaluated the reasonableness of the amounts provided with respect to those exposures. We considered the appropriateness of the related disclosure in the Group Financial Statements.
Recoverability of Obuasi assets (Consolidated KAM) Management suspended their operations at the Obuasi mine early in 2016 due to an invasion by illegal miners and was forced to apply the force majeure provisions in its contracts. The company withdrew all employees performing non-essential functions from the Obuasi mine. The company continued to finalise its feasibility study during the year, and continues to evaluate all its options with regards to the future of the mine. As a result, we focussed our audit on the recoverability of the Obuasi assets. The volatility at the mining site during the year increased the amount of judgement that was necessary in the assessment of the feasibility of management's plans and forecasts. The carrying value of Obuasi at 31 December 2016 amounts to $156m. Refer to the significant estimates and judgements in note 1.2 in the consolidated financial statements.	Through discussion with management and review of minutes of meetings, we assessed management's future plans for Obuasi and their intention to continue developing the mine in future. Our audit procedures included critically assessing management's assumptions in their business plan, including discount rate, future gold price, expected inflation, and key operational and cash flow assumptions, including production, resultant revenue, capital expenditure and cost movements. We reviewed the reports from independent experts that support certain assumptions in the business plan to ensure these are consistent. We tested the mathematical accuracy of the valuation models. We further evaluated the sensitivity within the plan based on changes to the production, gold price and discount rate assumptions. We performed audit work on the company's process and controls related to the declaration of reserves and resources that are included the business plan. We considered the appropriateness of the related disclosure in the Group Financial Statements.

OTHER INFORMATION

The directors are responsible for the other information. The other information comprises the Audit and Risk Committee - Chairman's Letter, the Chief Financial Officer's Review, the Company Secretary's Certificate and the Directors' Report in the Annual Financial Statement as required by the Companies Act of South Africa, as well as the directors' approval and affirmation of financial statements. It also includes the Integrated Report and the Reserve and Resource Statement which we obtained prior to the date of this report. Other information does not include the consolidated and separate financial statements and our auditor's report thereon.

Our opinion on the consolidated and separate financial statements does not cover the other information and we do not express an audit opinion or any form of assurance conclusion thereon.

In connection with our audit of the consolidated and separate financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated and separate financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed on the other information obtained prior to the date of this auditor's report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS

The directors are responsible for the preparation and fair presentation of the consolidated and separate financial statements in accordance with International Financial Reporting Standards and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of consolidated and separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated and separate financial statements, the directors are responsible for assessing the group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated and separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated and separate financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated and separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.
- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated and separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the group to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated and separate financial statements, including the disclosures, and whether the consolidated and separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated and separate financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the consolidated and separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

In terms of the IRBA Rule published in Government Gazette Number 39475 dated 4 December 2015, we report that Ernst & Young Inc., and its predecessor firm, has been the auditor of AngloGold Ashanti Limited for seventy-three years. Ernst & Young Inc. was appointed as auditor of Vaal Reefs Exploration and Mining Company Limited in 1944. In 1998, all of the other gold mines controlled by Anglo American, which were not audited by Ernst & Young Inc., or its predecessor firm, were merged into Vaal Reefs Exploration and Mining Company Limited. Vaal Reefs Exploration and Mining Company Limited was renamed AngloGold Limited in 1998, and in 2004 to AngloGold Ashanti Limited.   Ernst & Young Inc., was retained as auditor of AngloGold Limited (and AngloGold Ashanti Limited) and has been the auditor of the expanded Group for eighteen years. Roger Hillen has been the individual registered auditor responsible for the audit of AngloGold Ashanti Limited for three years. We confirm that we are independent in accordance with the Independent Regulatory Board for Auditors Code of Professional Conduct for Registered Auditors and other independence requirements applicable to the independent audit of AngloGold Ashanti Limited.

Ernst & Young Inc.
Director - Roger Hillen
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road
Sandton, Johannesburg, South Africa
22 March 2017

GROUP – INCOME STATEMENT

For the year ended 31 December

Figures in millions	Notes	2016	2015	2014
			US Dollars	
Revenue	3	**4,254**	4,174	5,110
Gold income	2,3	**4,085**	4,015	4,952
Cost of sales	4	**(3,263)**	(3,294)	(3,972)
Gain (loss) on non-hedge derivatives and other commodity contracts		**19**	(7)	13
Gross profit	2	**841**	714	993
Corporate administration, marketing and other expenses		**(61)**	(78)	(92)
Exploration and evaluation costs		**(133)**	(132)	(142)
Other operating expenses	5	**(110)**	(96)	(28)
Special items	6	**(42)**	(71)	(260)
Operating profit		**495**	337	471
Interest received	3	**22**	28	24
Exchange loss		**(88)**	(17)	(7)
Finance costs and unwinding of obligations	7	**(180)**	(245)	(276)
Fair value adjustment on issued bonds		**9**	66	(17)
Share of associates and joint ventures' profit (loss)	8	**11**	88	(25)
Profit before taxation		**269**	257	170
Taxation	11	**(189)**	(211)	(225)
Profit (loss) after taxation from continuing operations		**80**	46	(55)
Discontinued operations				
(Loss) profit from discontinued operations		**-**	(116)	16
Profit (loss) for the year		**80**	(70)	(39)
Allocated as follows				
Equity shareholders				
- Continuing operations		**63**	31	(74)
- Discontinued operations		**-**	(116)	16
Non-controlling interests				
- Continuing operations		**17**	15	19
		80	(70)	(39)
Basic earnings (loss) per ordinary share (cents)	12			
Earnings (loss) per ordinary share from continuing operations		**15**	8	(18)
(Loss) earnings per ordinary share from discontinued operations		**-**	(28)	4
Basic earnings (loss) per ordinary share (cents)		**15**	(20)	(14)
Diluted earnings (loss) per ordinary share (cents)	12			
Earnings (loss) per ordinary share from continuing operations		**15**	8	(18)
(Loss) earnings per ordinary share from discontinued operations		**-**	(28)	4
Diluted earnings (loss) per ordinary share (cents)		**15**	(20)	(14)

GROUP – STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December

Figures in millions	2016	2015	2014
	US Dollars		
Profit (loss) for the year	**80**	(70)	(39)
Items that will be reclassified subsequently to profit or loss:			
Exchange differences on translation of foreign operations	**180**	(371)	(201)
Share of associates and joint ventures' other comprehensive income	**-**	1	-
Net gain (loss) on available-for-sale financial assets	**13**	(14)	-
Release on impairment of available-for-sale financial assets	**-**	9	2
Release on disposal of available-for-sale financial assets	**(2)**	(3)	(1)
Deferred taxation thereon	**(2)**	1	(1)
	9	(7)	-
Items that will not be reclassified subsequently to profit or loss:			
Actuarial (loss) gain recognised	**(2)**	17	(22)
Deferred taxation thereon	**-**	(3)	6
	(2)	14	(16)
Other comprehensive income (loss) for the year, net of tax	**187**	(363)	(217)
Total comprehensive income (loss) for the year, net of tax	**267**	(433)	(256)
Allocated as follows			
Equity shareholders			
- Continuing operations	**250**	(332)	(291)
- Discontinued operations	**-**	(116)	16
Non-controlling interests			
- Continuing operations	**17**	15	19
	267	(433)	(256)

GROUP – STATEMENT OF FINANCIAL POSITION

As at 31 December

Figures in millions	Notes	2016	2015	2014
		US Dollars		
ASSETS				
Non-current assets				
Tangible assets	13	4,111	4,058	4,863
Intangible assets	14	145	161	225
Investments in associates and joint ventures	16	1,448	1,465	1,427
Other investments	17	125	91	126
Inventories	18	84	90	636
Trade, other receivables and other assets	19	34	13	20
Deferred taxation	26	4	1	127
Cash restricted for use	20	36	37	36
Other non-current assets		-	18	25
		5,987	5,934	7,485
Current assets				
Other investments	17	5	1	-
Inventories	18	672	646	888
Trade, other receivables and other assets	19	255	196	278
Cash restricted for use	20	19	23	15
Cash and cash equivalents	21	215	484	468
		1,166	1,350	1,649
Total assets		7,153	7,284	9,134
EQUITY AND LIABILITIES				
Share capital and premium	22	7,108	7,066	7,041
Accumulated losses and other reserves		(4,393)	(4,636)	(4,196)
Shareholders' equity		2,715	2,430	2,845
Non-controlling interests		39	37	26
Total equity		2,754	2,467	2,871
Non-current liabilities				
Borrowings	23	2,144	2,637	3,498
Environmental rehabilitation and other provisions	24	877	847	1,052
Provision for pension and post-retirement benefits	25	118	107	147
Trade, other payables and deferred income	27	4	5	15
Deferred taxation	26	496	514	567
		3,639	4,110	5,279
Current liabilities				
Borrowings	23	34	100	223
Trade, other payables and deferred income	27	615	516	695
Taxation	28	111	91	66
		760	707	984
Total liabilities		4,399	4,817	6,263
Total equity and liabilities		7,153	7,284	9,134

GROUP – STATEMENT OF CASH FLOWS

For the year ended 31 December

Figures in millions	Notes	2016	2015	2014
		US Dollars		
Cash flows from operating activities				
Receipts from customers		**4,231**	4,154	5,083
Payments to suppliers and employees		**(2,929)**	(2,904)	(3,740)
Cash generated from operations	29	**1,302**	1,250	1,343
Dividends received from joint ventures		**37**	57	-
Taxation refund	28	**12**	21	41
Taxation paid		**(165)**	(184)	(194)
Net cash inflow from operating activities from continuing operations		**1,186**	1,144	1,190
Net cash (outflow) inflow from operating activities from discontinued operations		**-**	(5)	30
Net cash inflow from operating activities		**1,186**	1,139	1,220
Cash flows from investing activities				
Capital expenditure				
- project capital		**(93)**	(105)	(144)
- stay-in-business capital		**(613)**	(559)	(700)
Expenditure on intangible assets		**(5)**	(3)	(5)
Proceeds from disposal of tangible assets		**4**	6	31
Other investments acquired		**(73)**	(86)	(79)
Proceeds from disposal of other investments		**61**	81	73
Investments in associates and joint ventures		**(11)**	(11)	(65)
Proceeds from disposal of associates and joint ventures		**10**	1	-
Loans advanced to associates and joint ventures		**(4)**	(5)	(56)
Loans repaid by associates and joint ventures		**-**	2	20
Proceeds from disposal of business and subsidiary		**-**	819	105
Costs on disposal of business		**-**	(7)	-
Cash balances in assets disposed		**-**	(2)	2
Decrease (increase) in cash restricted for use		**8**	(17)	24
Interest received		**14**	25	21
Net cash (outflow) inflow from investing activities from continuing operations		**(702)**	139	(773)
Net cash outflow from investing activities from discontinued operations		**-**	(59)	(170)
Net cash (outflow) inflow from investing activities		**(702)**	80	(943)
Cash flows from financing activities				
Proceeds from borrowings		**787**	421	611
Repayment of borrowings		**(1,333)**	(1,288)	(755)
Finance costs paid		**(172)**	(251)	(246)
Bond settlement premium, RCF and bond transaction costs		**(30)**	(61)	(9)
Dividends paid to non-controlling interests		**(15)**	(5)	(17)
Net cash outflow from financing activities from continuing operations		**(763)**	(1,184)	(416)
Net cash outflow from financing activities from discontinued operations		**-**	(2)	(5)
Net cash outflow from financing activities		**(763)**	(1,186)	(421)
Net (decrease) increase in cash and cash equivalents		**(279)**	33	(144)
Translation		**10**	(17)	(16)
Cash and cash equivalents at beginning of year		**484**	468	628
Cash and cash equivalents at end of year	21	**215**	484	468

GROUP – STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December

Figures in million	Share capital and premium	Other capital reserves[1]	Accumulated losses[2]	Cash flow hedge reserve[3]	Available-for-sale reserve[4]	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	Equity holders of the parent									
US Dollars										
Balance at 31 December 2013	7,006	136	(3,061)	(1)	18	(25)	(994)	3,079	28	3,107
Loss for the year			(58)					(58)	19	(39)
Other comprehensive loss						(16)	(201)	(217)		(217)
Total comprehensive loss	-	-	(58)	-	-	(16)	(201)	(275)	19	(256)
Shares issued	35							35		35
Share-based payment for share awards net of exercised		6						6		6
Dividends of subsidiaries								-	(21)	(21)
Translation		(10)	10		(1)	1		-		-
Balance at 31 December 2014	7,041	132	(3,109)	(1)	17	(40)	(1,195)	2,845	26	2,871
Loss for the year			(85)					(85)	15	(70)
Other comprehensive income (loss)		1			(7)	14	(371)	(363)		(363)
Total comprehensive income (loss)	-	1	(85)	-	(7)	14	(371)	(448)	15	(433)
Shares issued	25							25		25
Share-based payment for share awards net of exercised		8						8		8
Dividends of subsidiaries								-	(4)	(4)
Translation		(24)	20		(3)	7		-		-
Balance at 31 December 2015	7,066	117	(3,174)	(1)	7	(19)	(1,566)	2,430	37	2,467
Profit for the year			63					63	17	80
Other comprehensive income (loss)[5]					9	(2)	180	187		187
Total comprehensive income (loss)	-	-	63	-	9	(2)	180	250	17	267
Shares issued	42							42		42
Share-based payment for share awards net of exercised		(7)						(7)		(7)
Dividends of subsidiaries								-	(15)	(15)
Transfer to reserves			(2)			2		-		-
Translation		7	(6)		1	(2)		-		-
Balance at 31 December 2016	7,108	117	(3,119)	(1)	17	(21)	(1,386)	2,715	39	2,754

[1] Other capital reserves include a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of $10m (2015: $9m; 2014: $12m), surplus on equity transaction of joint venture of $36m (2015: $36m; 2014: $36m), equity items for share-based payments of $68m (2015: $69m; 2014: $82m) and other reserves.

[2] Included in accumulated losses are retained earnings totalling $250m (2015: $210m; 2014: $184m) arising at the equity accounted investments and certain subsidiaries which may not be remitted without third party consent.

[3] Cash flow hedge reserve represents the effective portion of fair value gains or losses in respect of cash flow hedges that expired in prior periods. The cash flow hedge reserve shall remain in equity and will unwind over the life of Serra Grande mine.

[4] Available-for-sale reserve represents fair value gains or losses on available-for-sale financial assets.

[5] Foreign currency translation reserve includes an exchange difference of $60m reclassified on the repayment of a loan which was designated as part of the investment in subsidiary and $53m arising on preference shares cancelled.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

1   ACCOUNTING POLICIES

STATEMENT OF COMPLIANCE

The consolidated and company financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board (IASB) in the English language, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008.

NEW STANDARDS AND INTERPRETATIONS ISSUED

The financial statements have been drawn up on the basis of accounting standards, interpretations and amendments effective at the beginning of the accounting period on 1 January 2016. The new standards, interpretations and amendments effective from 1 January 2016 had no impact on the group.

AngloGold Ashanti assesses the significance of new standards, interpretations and amendments to standards in issue that are not yet adopted but are likely to affect the financial reporting in future years. We have identified that IFRS 15 "Revenue from Contracts with Customers" and IFRS 9 "Financial Instruments", both of which have an effective date of 1 January 2018, are likely to affect future financial reporting. The group has assessed IFRS 15 and concluded that it does not sell product based on multiple-element arrangements and it does not sell product on a provisional or variable pricing basis and as such the new standard is unlikely to have a significant impact on the timing or amount of the group's revenue recognition. IFRS 15 will result in the recognition of by-product revenue in revenue for product sales and a consequential increase in cost of sales but will not have an effect on gross profit. We are still assessing the potential consequences of IFRS 9. In addition, IFRS 16 "Leases", with an effective date of 1 January 2019, is likely to affect future financial reporting and we are still assessing all of the potential consequences. We expect that IFRS 16 will result in an increase in assets and liabilities as fewer contracts will qualify as operating leases and thus will not be expensed as payments are made. We expect an increase in depreciation expense and also an increase in cash flow from operating activities as these lease payments will now be recorded as financing outflows in our cash flow statement.

The significant accounting principles applied in the presentation of the group and company annual financial statements are set out below. The accounting policies adopted are detailed in Annexure A: "Summary of significant accounting policies".

1.1   BASIS OF PREPARATION

The financial statements are prepared according to the historical cost convention, except for the revaluation of certain financial instruments to fair value. The group's accounting policies as set out below are consistent in all material respects with those applied in the previous year.

The group financial statements are presented in US dollars.

Based on materiality, certain comparatives in the notes have been aggregated.

The group financial statements incorporate the financial statements of the company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, the Environmental Rehabilitation Trust Fund, joint ventures and associates, are prepared for the same reporting period as the holding company, using the same accounting policies.

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Control would generally exist where the group owns more than 50% of the voting rights, unless the group and other investors collectively control the entity where they must act together to direct the relevant activities. In such cases, as no investor individually controls the entity the investment is accounted for as an equity method investment or a joint operation. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date on which control ceases. The group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Disclosures for non-controlling interests are assessed by reference to consolidated non-controlling interest.

Material intra-group transactions, balances and unrealised gains and losses on transactions between group companies, including any resulting tax effect are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Subsidiaries are accounted for at cost and are adjusted for impairments, where appropriate, in the company financial statements.

1.2 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

USE OF ESTIMATES

The preparation of the financial statements requires the group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; asset impairments/reversals (including impairments of goodwill); and write-downs of inventory to net realisable value. Other estimates include employee benefit liabilities and deferred taxation.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.

The judgements that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Carrying value of goodwill and tangible assets

The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-defined proved and probable Ore Reserve.

For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserve. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating Ore Reserve.

These factors could include:
- changes in proved and probable Ore Reserve;
- the grade of Ore Reserve may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforeseen operational issues at mine sites; and
- changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Changes in proved and probable Ore Reserve could similarly impact the useful lives of assets amortised on the straight-line method, where those lives are limited to the life of the mine.

The group has a number of surface mining operations that are in the production phase for which production stripping costs are incurred. The benefits that accrue to the group as a result of incurring production stripping costs include (a) ore that can be used to produce inventory and (b) improved access to further quantities of material that will be mined in future periods.

The production stripping costs relating to improved access to further quantities in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:

- It is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the group;
- The group can identify the component of the orebody for which access has been improved; and
- The costs relating to the stripping activity associated with that component or components can be measured reliably.

Components of the various orebodies at the operations of the group are determined based on the geological areas identified for each of the orebodies and are reflected in the Ore Reserve reporting of the group. In determining whether any production stripping costs should be capitalised as a stripping activity asset, the group uses three operational guidance measures; two of which relate to production measures, while the third relates to an average stripping ratio measure.

Once determined that any portion of the production stripping costs should be capitalised, the group determines the amount of the production stripping costs that should be capitalised with reference to the average mine costs per tonne of the component and the actual waste tonnes that should be deferred. Stripping activity assets are amortised on the units-of-production method based on the Ore Reserve of the component or components of the orebody to which these assets relate.

This accounting treatment is consistent with that for stripping costs incurred during the development phase of a pit, before production commences, except that stripping costs incurred during the development phase of a pit, before production commences, are amortised on the units-of-production method based on the Ore Reserve of the pit.

Deferred stripping costs are included in 'Mine development costs', within tangible assets. These costs form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of stripping activity assets is included in operating costs.

An individual operating mine is not a typical going-concern business because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36 "Impairment of Assets", the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.

The group reviews and tests the carrying value of tangible assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time and impact the recoverable amounts. The cash flows and value in use are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future metal prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure. At the reporting date the group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.

The recoverable amount is estimated based on the positive indicators. If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36.

During the year it was announced that the Obuasi site, which was in care and maintenance, had been illegally occupied restricting the company from continuing the necessary work to enable the restarting of the mine. Late in the financial year the illegal miners were mostly removed from the mine by the authorities and the company began assessing the damage caused as well as the costs necessary to implement the restarting process. The plans currently in place indicate that no impairment of the carrying value of $156m was necessary.

The carrying amount of goodwill in the consolidated financial statements at 31 December 2016 was $126m (2015: $126m; 2014: $142m). The carrying amount of tangible assets at 31 December 2016 was $4,111m (2015: $4,058m; 2014: $4,863m). The impairment and derecognition of tangible assets recognised in the consolidated financial statements for the year ended 31 December 2016 was $3m (2015: $5m; 2014: $4m).

Production start date

The group assesses the stage of each mine construction project, which may be a new open-pit, to determine when a construction project moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the construction project is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include, but are not limited to the following:

- the level of capital expenditure compared to the construction cost estimates;
- completion of a reasonable period of testing of the constructed asset;
- ability to produce metals in saleable form (within specifications and the de minimis rule); and
- ability to sustain ongoing production of metals.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development, deferred stripping activities, or Ore Reserve development.

Income taxes

The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the reporting date could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.

Carrying values of the group at 31 December 2016:
- deferred tax asset: $4m (2015: $1m; 2014: $127m);
- deferred tax liability: $496m (2015: $514m; 2014: $567m);
- taxation liability: $111m (2015: $91m; 2014: $66m); and
- taxation asset: $14m (2015: $27m; 2014: $25m).

Unrecognised value of deferred tax assets: $477m (2015: $452m; 2014: $563m).

Provision for environmental rehabilitation obligations

The group's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management's best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates, inflation rates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision.

The carrying amount of the rehabilitation obligations for the group at 31 December 2016 was $705m (2015: $683m; 2014: $851m).

Stockpiles and metals in process

Costs that are incurred in or benefit the production process are accumulated as stockpiles and metals in process. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long term metals prices, less estimated costs to complete production and bring the product to sale.

Surface and underground stockpiles and metals in process are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile ore tonnages are verified by periodic surveys.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of metals actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.

The carrying amount of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2016 was $397m (2015: $393m; 2014: $1,106m).

Recoverable tax, rebates, levies and duties

In a number of countries, particularly in Continental Africa, AngloGold Ashanti is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes.

In addition, AngloGold Ashanti has unresolved tax disputes in a number of countries, particularly in Continental Africa and in Brazil. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to AngloGold Ashanti, it could have an adverse effect upon the carrying value of these assets.

The carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2016 was $148m (2015: $121m; 2014: $169m).

Post-retirement obligations

The determination of AngloGold Ashanti's obligation and expense post-retirement liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.

The carrying value of the post-retirement plans at 31 December 2016 was $118m (2015: $89m; 2014: $122m).

Ore Reserve estimates

An Ore Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group's properties. In order to calculate the Ore Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of the Ore Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The group is required to determine and report its Ore Reserve in accordance with the South African Code for the reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code) 2016 Edition.

Because the economic assumptions used to estimate changes in the Ore Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Ore Reserve may change from period to period. Changes in the reported Ore Reserve may affect the group's financial results and financial position in a number of ways, including the following:
- asset carrying values may be affected due to changes in estimated future cash flows;
- depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
- overburden removal costs, including production stripping activities, recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production method of depreciation;
- decommissioning site restoration and environmental provisions may change where changes in the estimated Ore Reserve affect expectations about the timing or cost of these activities; and
- the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described in the accounting policy for exploration and evaluation assets. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Investments in associates and joint ventures

In determining materiality for the disclosure requirements of IFRS 12 "Disclosure of Interest in Other Entities", management has assessed that amounts representing the carrying value of at least 90% of the investments in associates and joint ventures balances, reported in the statement of financial position, constitute quantitative materiality.

The carrying values of investments in associates and joint ventures for the group at 31 December 2016 amount to $1,448m (2015: $1,465m; 2014: $1,427m).

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. Such contingencies include, but are not limited to environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments.

Firstly, when a loss is considered probable and reasonably estimable, a liability is recorded in the amount of the best estimate for the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of loss may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes an amount of $20m, has been considered.

Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the unfavourable outcome of litigation.

2   SEGMENTAL INFORMATION

AngloGold Ashanti Limited's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). The group produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Individual members of the Executive Committee are responsible for geographic regions of the business.

Group analysis by origin is as follows:

Figures in millions US Dollars	Net operating assets			Total assets[(1)(3)]		
	2016	2015	2014	2016	2015	2014
South Africa[(2)]	**1,520**	1,352	1,754	**1,818**	1,629	2,124
Continental Africa	**1,278**	1,349	1,424	**3,090**	3,121	3,239
Australasia[(2)]	**581**	625	672	**804**	837	906
Americas[(2)]	**923**	963	1,838	**1,273**	1,341	2,409
Other, including non-gold producing subsidiaries	**26**	11	37	**168**	356	456
	4,328	4,300	5,725	**7,153**	7,284	9,134
Non-current assets considered material, by country are:						
South Africa				**1,678**	1,463	1,908
Foreign entities				**4,144**	4,324	5,263
DRC				**1,400**	1,406	1,369
Ghana				**520**	543	
Tanzania				**437**	517	
Australia				**673**	703	743
Brazil				**645**	657	730
United States						805

Figures in millions US Dollars	Amortisation		
	2016	2015	2014
South Africa	**167**	182	258
Continental Africa[(1)]	**365**	339	281
Australasia	**126**	117	150
Americas[(1)]	**260**	240	189
Other, including non-gold producing subsidiaries	**5**	7	8
	923	885	886
Equity-accounted investments included above	**(114)**	(108)	(103)
Continuing operations	**809**	777	783
Discontinued operations	**-**	6	3
	809	783	786

[(1)]   *Includes equity-accounted investments.*

[(2)]   *Total assets includes allocated goodwill of $8m (2015: $7m; 2014: $10m) for South Africa, $110m (2015: $111m; 2014: $124m) for Australasia and $8m (2015: $8m; 2014: $8m) for Americas (note 14).*

[(3)]   *In 2016, pre-tax impairments, derecognition of tangible assets of $3m were accounted for in South Africa (2015: $5m). In 2014, pre-tax impairments, derecognition of goodwill, tangible assets and intangible assets of $10m were accounted for in Continental Africa.*

2 SEGMENTAL INFORMATION (continued)

| Figures in millions | Capital expenditure | | |
US Dollars	2016	2015	2014
South Africa	182	206	264
Continental Africa[1]	291	315	454
Australasia	109	78	91
Americas[1]	225	196	225
Other, including non-gold producing subsidiaries	4	4	6
	811	799	1,040
Discontinued operations	-	58	169
	811	857	1,209
Equity-accounted investments	(100)	(131)	(191)
	711	726	1,018

| | Gold production (attributable) (000oz) | | |
	2016	2015	2014
South Africa	967	1,004	1,223
Continental Africa	1,321	1,435	1,597
Australasia	520	560	620
Americas	820	831	785
Continuing operations	3,628	3,830	4,225
Discontinued operations	-	117	211
	3,628	3,947	4,436

[1] *Includes equity-accounted investments.*

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

2   SEGMENTAL INFORMATION (continued)

| Figures in millions | Gold income | | |
US Dollars	2016	2015	2014
Geographical analysis of gold income by origin is as follows:			
South Africa	1,173	1,132	1,527
Continental Africa[1]	1,663	1,724	2,105
Australasia	646	666	785
Americas	1,036	967	1,004
	4,518	4,489	5,421
Equity-accounted investments included above	(433)	(474)	(469)
Continuing operations (note 3)	4,085	4,015	4,952
Discontinued operations	-	137	266
	4,085	4,152	5,218
Foreign countries included in the above and considered material are:			
Brazil	659	641	684
Tanzania	591	615	605
Geographical analysis of gold income by destination is as follows:			
South Africa	1,719	2,499	3,065
North America	893	658	438
Australia	645	666	775
Asia	-	195	414
Europe	377	332	429
United Kingdom	884	139	300
	4,518	4,489	5,421
Equity-accounted investments included above	(433)	(474)	(469)
Continuing operations (note 3)	4,085	4,015	4,952
Discontinued operations	-	137	266
Continuing and discontinued operations	4,085	4,152	5,218

Approximately 48% of the group's total gold produced is sold to three customers of the group.

The market for gold bullion bar, our primary product, is generally limited to the bullion banks. The number of these banks has declined over the last few years. Due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power.

| Figures in millions | By product revenue | | |
US Dollars	2016	2015	2014
South Africa	23	38	49
Continental Africa[1]	4	3	5
Australasia	2	2	2
Americas	110	84	75
	139	127	131
Equity-accounted investments included above	(1)	-	(1)
Continuing operations (note 3)	138	127	130
Discontinued operations	-	1	2
	138	128	132

[1]   Includes equity-accounted investments.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

2 SEGMENTAL INFORMATION (continued)

Figures in millions US Dollars	Total cash costs		
	2016	2015	2014
South Africa	857	874	1,035
Continental Africa[1]	976	1,010	1,292
Australasia	404	393	498
Americas	486	492	545
Corporate and other	-	(9)	(8)
	2,723	2,760	3,362
Equity-accounted investments included above	(288)	(267)	(291)
Continuing operations (note 4)	2,435	2,493	3,071
Discontinued operations	-	125	222
	2,435	2,618	3,293

Figures in millions US Dollars	Cost of sales		
	2016	2015	2014
South Africa	1,041	1,083	1,324
Continental Africa[1]	1,331	1,347	1,636
Australasia	540	525	660
Americas	752	719	745
Corporate and other	5	(2)	-
	3,669	3,672	4,365
Equity-accounted investments included above	(406)	(378)	(393)
Continuing operations (note 4)	3,263	3,294	3,972
Discontinued operations	-	118	218
	3,263	3,412	4,190

Figures in millions US Dollars	Gross profit (loss)		
	2016	2015	2014
South Africa	149	42	216
Continental Africa[1]	334	377	469
Australasia	106	142	125
Americas[1]	283	247	259
Corporate and other[1]	(4)	2	-
	868	810	1,069
Equity-accounted investments included above	(27)	(96)	(76)
Continuing operations	841	714	993
Discontinued operations	-	19	50
	841	733	1,043

[1] *Includes equity-accounted investments.*

Figures in millions	2016	2015	2014
	US Dollars		
3 REVENUE			
Revenue consists of the following principal categories:			
Gold income (note 2)	**4,085**	4,015	4,952
By-products (notes 2 and 4)	**138**	127	130
Royalties received (note 6)	**9**	4	4
Interest received (notes 29 and 33)	**22**	28	24
	4,254	4,174	5,110
4 COST OF SALES			
Cash operating costs	**2,444**	2,493	3,044
By-products revenue (note 3)	**(138)**	(127)	(130)
	2,306	2,366	2,914
Royalties	**105**	100	129
Other cash costs	**24**	27	28
Total cash costs	**2,435**	2,493	3,071
Retrenchment costs (note 33)	**14**	11	24
Rehabilitation and other non-cash costs	**43**	(10)	66
Amortisation of tangible assets (notes 29 and 33)	**789**	737	749
Amortisation of intangible assets (notes 29 and 33)	**20**	40	34
Inventory change	**(38)**	23	28
	3,263	3,294	3,972
5 OTHER OPERATING EXPENSES			
Pension and medical defined benefit provisions	**25**	18	6
Governmental fiscal claims and care and maintenance of old tailings operations	**14**	7	15
Care and maintenance costs	**70**	67	-
Other	**1**	4	7
	110	96	28
6 SPECIAL ITEMS			
Impairment and derecognition of assets	**3**	20	13
Net profit on disposal of assets	**(4)**	(1)	(25)
Royalties received (note 3)	**(9)**	(4)	(4)
Indirect tax (recoveries) costs	**(2)**	(20)	19
Legal fees (recoveries) and other costs related to contract terminations and settlement costs	**11**	(1)	30
Write-down of inventories	**12**	11	7
Retrenchment and related costs	**1**	4	210
Repurchase premium and cost on settlement of debt facilities	**30**	61	8
Other	**-**	1	2
	42	71	260

Figures in millions	2016	2015	2014
		US Dollars	
7 FINANCE COSTS AND UNWINDING OF OBLIGATIONS			
Finance costs			
Finance costs on bonds, corporate notes, bank loans and other	**145**	213	241
Amortisation of fees	**4**	5	5
Finance lease charges	**6**	3	4
Other finance costs	**3**	2	1
	158	223	251
Unwinding of obligations and accretion of bonds	**22**	22	25
Total finance costs, unwinding of obligations, accretion of bonds and other discounts (note 29 and 33)	**180**	245	276
8 SHARE OF ASSOCIATES AND JOINT VENTURES' PROFIT (LOSS)			
Revenue	**441**	489	519
Operating costs, special items and other expenses	**(446)**	(415)	(523)
Net interest received	**3**	7	6
(Loss) profit before taxation	**(2)**	81	2
Taxation	**7**	(17)	(22)
Profit (loss) after taxation	**5**	64	(20)
(Impairment) impairment reversal of investments in associates	**(5)**	12	(19)
Impairment reversal of investments in joint ventures (note 16)	**11**	12	14
Share of associates and joint ventures' profit (loss) (note 29)	**11**	88	(25)
9 EMPLOYEE BENEFITS			
Employee benefits including Executive Directors' and Prescribed Officers' salaries and other benefits	**918**	971	1,134
Health care and medical scheme costs			
- current medical expenses	**51**	54	65
- defined benefit post-retirement medical expenses	**10**	10	10
Pension and provident plan costs			
- defined contribution	**48**	49	56
- defined benefit pension plans[1]	**15**	14	-
Retrenchment costs	**16**	15	234
Share-based payment expense (note 10)	**37**	33	39
Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses	**1,095**	1,146	1,538

Refer to note 30 for details of Directors' and Prescribed Officers' emoluments.

[1] Employee benefits includes the prior service cost arising from the discontinuance of the defined benefit pension plan.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

Figures in millions	2016	2015	2014
		US Dollars	
10 SHARE-BASED PAYMENTS			
Equity-settled share incentive schemes			
Bonus Share Plan (BSP)	**26**	22	27
Long Term Incentive Plan (LTIP)	**7**	11	10
Share Retention Bonus Scheme	**-**	-	2
Other	**1**	-	-
	34	33	39
Cash-settled share incentive scheme			
Cash-settled Long Term Incentive Plan (CSLTIP)	**3**	-	-
Total share-based payment expense (note 9)	**37**	33	39

Equity-settled share incentive schemes

Equity schemes include the Bonus Share Plan (BSP), Long Term Incentive Plan (LTIP), Share Retention Bonus Scheme (RB) and the Co-Investment Plan (CIP). There were no additional schemes introduced during 2016 and no changes to rules or practices in the existing schemes.

Bonus Share Plan (BSP)

Award date (unvested awards and awards vested during the year)	2016	2015	2014
Calculated fair value	**R229.22**	R130.87	R198.05
Vesting date 50%	**1 Mar 2017**	3 Mar 2016	24 Feb 2015
Vesting date 50%	**1 Mar 2018**	3 Mar 2017	24 Feb 2016
Expiry date	**1 Mar 2026**	3 Mar 2025	24 Feb 2024

		Number of shares	
	2016	2015	2014
Awards outstanding at beginning of year	**4,708,799**	3,305,515	2,598,887
Awards granted during the year	**2,103,767**	2,562,313	1,983,469
Awards lapsed during the year	**(204,374)**	(165,006)	(408,491)
Awards exercised during the year	**(2,409,907)**	(994,023)	(868,350)
Awards outstanding at end of year	**4,198,285**	4,708,799	3,305,515
Awards exercisable at end of year	**1,170,849**	1,687,096	1,328,104

Long Term Incentive Plan (LTIP)

Award date (unvested awards and awards vested during the year)	2016	2015	2014
Calculated fair value	**-**	R129.94	R198.05
Vesting date	**-**	3 Mar 2018	24 Feb 2017
Expiry date	**-**	3 Mar 2025	24 Feb 2024

		Number of shares	
	2016	2015	2014
Awards outstanding at beginning of year	**6,028,193**	3,964,362	2,872,630
Awards granted during the year	**-**	3,120,555	2,217,675
Awards lapsed during the year	**(1,160,023)**	(830,356)	(916,790)
Awards exercised during the year	**(504,840)**	(226,368)	(209,153)
Awards outstanding at end of year	**4,363,330**	6,028,193	3,964,362
Awards exercisable at end of year	**320,169**	445,781	355,524

10 SHARE-BASED PAYMENTS (continued)

Equity-settled share incentive schemes (continued)

Share Retention Bonus Scheme (RB)

Award date (unvested awards and awards vested during the year)	2013
Calculated fair value	R226.46
Vesting date	Aug 2014
Expiry date	Aug 2017

Awards outstanding at 31 December 2016 amounted to 72,038 shares (2015: 115,736 and 2014: 150,300 shares) and an amount of 43,698 shares (2015: 34,564 shares) were exercised during the year.

Co-Investment Plan (CIP)

	Number of shares		
	2016	2015	2014
Awards outstanding at beginning of year	145,040	56,703	20,133
Awards granted during the year	47,590	125,050	50,083
Awards lapsed during the year	(18,570)	(6,426)	(1,287)
Awards exercised during the year	(76,409)	(30,287)	(12,226)
Awards outstanding at end of year	97,651	145,040	56,703

Cash-Settled share incentive scheme

Cash-Settled Long Term Incentive Plan (CSLTIP)

The CSLTIP introduced in 2016 provides incentives for executives and selected senior management based on the achievement of stretched company performance conditions. Participation companies include AngloGold Ashanti, any subsidiary of AngloGold Ashanti or a company under the joint control of AngloGold Ashanti, unless the board excludes such a company.

A CSLTIP award may be granted at any date during the year that the board of AngloGold Ashanti determine and may even occur more than once. Awards will be settled in cash upon vesting at the closing share price on vesting date. The scheme carries a three year vesting period.

Award eligibility to all nominated executives and senior employees is based on a fixed value or number of awards as approved per stratum level for stratum IV, stratum V and executives subject to approval by the Remuneration and Human Resources committee.

The main performance conditions in terms of the CSLTIP issued in 2016 are:
- up to 50% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
- up to 50% of an award will be dependant on the achievement of strategic performance measures that has been set by the Remuneration and Human Resources committee;
- a safety multiplier of 20% will be based on safety performance; and
- three-years' service is required, unless an event, such as death, retirement or redundancy occurs, which may result in a pro-rata allocation of awards and an earlier vesting date.

	2016
Closing share price at 30 December:	R152.58
Vesting date	1 March 2019

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

10 SHARE-BASED PAYMENTS (continued)

Cash-settled share incentive schemes (continued)

Cash-Settled Long Term Incentive Plan (CSLTIP) (continued)

	2016
Share units granted during the year	2,537,000
Share units lapsed during the year	(100,490)
Share units exercised during the year	(2,043)
Share units outstanding at end of year	2,434,467

Figures in millions	2016	2015	2014
	US Dollars		
11 TAXATION			
South African taxation			
Mining tax	-	-	21
Non-mining tax	1	1	5
Prior year (over) under provision	(3)	(14)	4
Deferred taxation			
Temporary differences	7	(41)	(21)
Prior year under provision	25	-	1
Unrealised non-hedge derivatives and other commodity contracts	5	(2)	4
Impairment and disposal of tangible assets	-	(1)	-
Change in estimated deferred tax rate	-	(15)	(24)
	35	(72)	(10)
Foreign taxation			
Normal taxation	246	214	152
Prior year over provision	(10)	(9)	(12)
Deferred taxation			
Temporary differences	(65)	73	84
Prior year (over) under provision	(17)	5	11
	154	283	235
	189	211	225
Tax rate reconciliation			
A reconciliation of the effective tax rate in the income statement to the prevailing estimated South African corporate tax rate is set out in the following table:			
	%	%	%
Effective tax rate	70	82	132
Disallowable items			
Derivative and other commodity contracts losses and fair value gains	1	7	(3)
Share of associates and joint ventures' profit (loss)	1	10	(4)
Exploration, corporate and other disallowable expenses	(12)	(23)	(7)
Foreign income tax allowances and rate differentials	(18)	(16)	(7)
Exchange variation and translation adjustments	8	(24)	(17)
Non-tax effective losses	(26)	(25)	(82)
Capital allowances	2	4	5
Change in estimated deferred tax rate	-	6	14
Prior year over (under) provision	2	7	(3)
Estimated corporate tax rate	28	28	28

11 TAXATION (continued)

Tax rates

	2016	2015	2014
South Africa			
Mining tax rate – maximum statutory rate[1]	**34%**	34%	34%
Non-mining tax	**28%**	28%	28%
Foreign operations include:			
Argentina	**30%**	30%	30%
Australia	**30%**	30%	30%
Brazil	**34%**	34%	34%
Guinea	**30%**	30%	30%
Tanzania	**30%**	30%	30%

[1] The formula for determining the South African mining tax rate is:

$$Y = 34 - 170/X$$

where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.

Figures in millions	2016	2015	2014
		US Dollars	
Analysis of unrecognised tax losses			
Tax losses available to be utilised against future profits			
- utilisation required between two and five years	**321**	237	235
- utilisation required between five and twenty years	**1,185**	1,184	1,635
- utilisation in excess of twenty years	**1**	-	-
	1,507	1,421	1,870

At the statutory tax rates the unrecognised value of deferred tax assets are: $477m (2015: $452m; 2014: $563m), mainly relating to tax losses incurred in North America, Ghana and Colombia.

	2016	2015	2014
		US Cents	

12 EARNINGS (LOSS) PER ORDINARY SHARE

	2016	2015	2014
Basic earnings (loss) per ordinary share	**15**	(20)	(14)
- Continuing operations	**15**	8	(18)

The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $63m (2015: $31m; 2014: ($74m)) and 412,585,042 (2015: 409,606,858; 2014: 407,729,050) shares being the weighted average number of ordinary shares in issue during the financial year.

	2016	2015	2014
- Discontinued operations	**-**	(28)	4

The calculation of basic (loss) earnings per ordinary share is based on (losses) profits attributable to equity shareholders of nil (2015: ($116m); 2014: $16m) and 412,585,042 (2015: 409,606,858; 2014: 407,729,050) shares being the weighted average number of ordinary shares in issue during the financial year.

	2016	2015	2014
Diluted earnings (loss) per ordinary share	**15**	(20)	(14)
- Continuing operations	**15**	8	(18)

The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $63m (2015: $31m; 2014: ($74m)) and 414,706,400 (2015: 411,371,341; 2014: 407,729,050) shares being the diluted number of ordinary shares.

	2016	2015	2014
- Discontinued operations	**-**	(28)	4

The calculation of diluted (loss) earnings per ordinary share is based on (losses) profits attributable to equity shareholders of nil (2015: ($116m); 2014: $16m) and 414,706,400 (2015: 409,606,858; 2014: 408,990,973) shares being the diluted number of ordinary shares.

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:

	Number of shares		
	2016	2015	2014
Ordinary shares	407,519,542	404,747,625	403,339,562
E ordinary shares	-	-	585,974
Fully vested options and currently exercisable[1]	5,065,500	4,859,233	3,803,514
Weighted average number of shares	412,585,042	409,606,858	407,729,050
Dilutive potential of share options	2,121,358	-	-
Fully diluted number of ordinary shares	414,706,400	409,606,858	407,729,050

Figures in millions	US Dollars		
In calculating the diluted earnings (loss) attributable to equity shareholders, the following were taken into consideration:			
Profit (loss) attributable to equity shareholders	63	(85)	(58)

[1]   *Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.*

Figures in millions	2016	2015	2014
		US Dollars	
12 EARNINGS (LOSS) PER ORDINARY SHARE (continued)			
Headline earnings (loss)			
The profit (loss) attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):			
Profit (loss) attributable to equity shareholders from continuing and discontinued operations	**63**	(85)	(58)
Net (impairment reversal) impairment and derecognition of assets	**(16)**	2	(10)
Net loss (profit) on disposal of assets	**4**	9	(23)
Special items of associates and joint ventures	**-**	3	6
Exchange loss on foreign currency translation reserve release	**60**	-	-
Taxation on items above	**-**	(2)	6
	111	(73)	(79)
		US Cents	
Basic headline earnings (loss) per share			
The calculation of basic headline earnings (loss) per ordinary share is based on basic headline earnings (losses) of $111m (2015: ($73m); 2014: ($79m)) and 412,585,042 (2015: 409,606,858; 2014: 407,729,050) shares being the weighted average number of ordinary shares in issue during the year.	**27**	(18)	(19)
Diluted headline earnings (loss) per share			
The calculation of diluted headline earnings (loss) per ordinary share is based on diluted headline earnings (losses) of $111m (2015: ($73m); 2014: ($79m)) and 414,706,400 (2015: 409,606,858; 2014: 407,729,050) shares being the weighted average number of ordinary shares in issue during the year.	**27**	(18)	(19)

13   TANGIBLE ASSETS

Figures in millions US Dollars	Mine development costs	Mine infra-structure[2]	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings[3][4]	Total
Cost							
Balance at 1 January 2014	7,428	4,966	938	34	749	83	14,198
Additions							
- project capital	19	-	-	-	268	2	289
- stay-in-business capital	428	116	-	1	177	2	724
Disposals	(1)	(25)	-	-	-	-	(26)
Transfers and other movements[1]	(281)	427	31	-	(405)	5	(223)
Finance costs capitalised	-	-	-	-	1	-	1
Translation	(355)	(115)	(11)	-	(33)	(4)	(518)
Balance at 31 December 2014	7,238	5,369	958	35	757	88	14,445
Accumulated amortisation and impairments							
Balance at 1 January 2014	5,018	3,294	896	32	126	17	9,383
Amortisation for the year	501	240	7	-	-	2	750
Impairment and derecognition of assets	1	1	-	-	2	-	4
Disposals	(1)	(23)	-	-	-	-	(24)
Transfers and other movements[1]	(249)	37	(3)	-	(47)	-	(262)
Translation	(225)	(34)	(7)	-	(2)	(1)	(269)
Balance at 31 December 2014	5,045	3,515	893	32	79	18	9,582
Net book value at 31 December 2014	2,193	1,854	65	3	678	70	4,863
Cost							
Balance at 1 January 2015	7,238	5,369	958	35	757	88	14,445
Additions							
- project capital	19	1	-	-	102	6	128
- stay-in-business capital	345	57	-	-	158	1	561
- capitalised leased assets	-	62	-	-	-	-	62
Disposals	(113)	(772)	(25)	(29)	(291)	(7)	(1,237)
Transfers and other movements[1]	(497)	(4)	-	(1)	(298)	(1)	(801)
Translation	(710)	(281)	(19)	-	(72)	(9)	(1,091)
Balance at 31 December 2015	6,282	4,432	914	5	356	78	12,067
Accumulated amortisation and impairments							
Balance at 1 January 2015	5,045	3,515	893	32	79	18	9,582
Amortisation for the year	475	257	6	1	-	1	740
Impairment and derecognition of assets	4	1	-	-	-	-	5
Disposals	(113)	(727)	(25)	(29)	(49)	(6)	(949)
Transfers and other movements[1]	(458)	(346)	-	(1)	(1)	-	(806)
Translation	(465)	(82)	(12)	(1)	-	(3)	(563)
Balance at 31 December 2015	4,488	2,618	862	2	29	10	8,009
Net book value at 31 December 2015	1,794	1,814	52	3	327	68	4,058

For the year ended 31 December

13 TANGIBLE ASSETS (continued)

Figures in millions US Dollars	Mine development costs	Mine infra-structure[2]	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings[3][4]	Total
Cost							
Balance at 1 January 2016	**6,282**	**4,432**	**914**	**5**	**356**	**78**	**12,067**
Additions							
- project capital	**25**	**4**	**-**	**-**	**64**	**-**	**93**
- stay-in-business capital	**363**	**54**	**1**	**-**	**192**	**1**	**611**
- capitalised leased assets	**-**	**2**	**-**	**-**	**-**	**-**	**2**
Disposals	**(45)**	**(46)**	**-**	**-**	**-**	**-**	**(91)**
Transfers and other movements[1]	**(884)**	**25**	**-**	**-**	**(190)**	**-**	**(1,049)**
Translation	**202**	**105**	**4**	**-**	**28**	**3**	**342**
Balance at 31 December 2016	**5,943**	**4,576**	**919**	**5**	**450**	**82**	**11,975**
Accumulated amortisation and impairments							
Balance at 1 January 2016	**4,488**	**2,618**	**862**	**2**	**29**	**10**	**8,009**
Amortisation for the year	**546**	**254**	**4**	**1**	**-**	**1**	**806**
Impairment and derecognition of assets	**1**	**2**	**-**	**-**	**-**	**-**	**3**
Disposals	**(43)**	**(43)**	**-**	**-**	**-**	**-**	**(86)**
Transfers and other movements[1]	**(964)**	**(70)**	**-**	**-**	**(3)**	**-**	**(1,037)**
Translation	**135**	**31**	**2**	**-**	**-**	**1**	**169**
Balance at 31 December 2016	**4,163**	**2,792**	**868**	**3**	**26**	**12**	**7,864**
Net book value at 31 December 2016	**1,780**	**1,784**	**51**	**2**	**424**	**70**	**4,111**

[1] Transfers and other movements include amounts from deferred stripping, change in estimates of decommissioning assets, asset reclassifications and derecognition of assets with a carrying value of nil.

[2] Included in the amounts for mine infrastructure are assets held under finance leases with a net book value of $58m (2015: $61m; 2014: nil)

[3] Included in the amounts for land and buildings are assets held under finance leases with a net book value of $7m (2015: $7m; 2014: $11m).

[4] Assets of $12m (2015: $8m; 2014: nil) have been pledged as security.

Impairment and derecognition of assets during 2016 amounted to $3m (2015: $5m; 2014: $4m).

14 INTANGIBLE ASSETS

Figures in millions US Dollars	Goodwill	Software and licences	Royalty tax rate concession and other	Total
Cost				
Balance at 1 January 2014	416	141	60	617
Additions	-	5	-	5
Transfers and other movements[1]	-	13	-	13
Translation	(16)	(7)	-	(23)
Balance at 31 December 2014	400	152	60	612
Accumulated amortisation and impairments				
Balance at 1 January 2014	262	50	38	350
Amortisation for the year	-	31	5	36
Impairment	-	-	6	6
Transfers and other movements[1]	-	3	(2)	1
Translation	(4)	(2)	-	(6)
Balance at 31 December 2014	258	82	47	387
Net book value at 31 December 2014	142	70	13	225
Cost				
Balance at 1 January 2015	400	152	60	612
Additions	-	3	-	3
Disposals	-	(9)	-	(9)
Transfers and other movements[1]	-	(10)	-	(10)
Translation	(20)	(18)	-	(38)
Balance at 31 December 2015	380	118	60	558
Accumulated amortisation and impairments				
Balance at 1 January 2015	258	82	47	387
Amortisation for the year	-	37	3	40
Disposals	-	(7)	-	(7)
Transfers and other movements[1]	-	(7)	-	(7)
Translation	(4)	(12)	-	(16)
Balance at 31 December 2015	254	93	50	397
Net book value at 31 December 2015	126	25	10	161
Cost				
Balance at 1 January 2016	**380**	**118**	**60**	**558**
Additions	**-**	**5**	**-**	**5**
Transfers and other movements[1]	**-**	**(4)**	**-**	**(4)**
Translation	**(1)**	**6**	**-**	**5**
Balance at 31 December 2016	**379**	**125**	**60**	**564**
Accumulated amortisation and impairments				
Balance at 1 January 2016	**254**	**93**	**50**	**397**
Amortisation for the year	**-**	**16**	**4**	**20**
Transfers and other movements[1]	**-**	**(3)**	**-**	**(3)**
Translation	**(1)**	**6**	**-**	**5**
Balance at 31 December 2016	**253**	**112**	**54**	**419**
Net book value at 31 December 2016	**126**	**13**	**6**	**145**

[1] Transfers and other movements include amounts from asset reclassifications and amounts written off.

14   INTANGIBLE ASSETS (continued)

Impairment calculation assumptions for goodwill

Based on an analysis carried out by the group in 2016, the carrying value and value in use of cash generating units (CGU) with goodwill that were most sensitive is:

	2016	
	US Dollars	
Figures in millions	Carrying Value	Value in use
First Uranium	**306**	**336**

As at 31 December 2016, the estimated recoverable amount of First Uranium exceeded its carrying amount by $30m. The First Uranium CGU had $8m goodwill at that date.

It is estimated that a decrease of the long term real gold price of $1,212/oz by 2%, would cause the recoverable amount of this cash generating unit to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.

Therefore, it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill could require a material adjustment to the carrying amounts in future periods.

Net book value of goodwill allocated to each of the cash generating units:

Figures in millions	2016	2015	2014
	US Dollars		
- Sunrise Dam	**110**	111	124
- First Uranium	**8**	7	10
- Serra Grande	**8**	8	8
(note 2)	**126**	126	142
Real pre-tax discount rates applied in impairment calculations on CGUs for which the carrying amount of goodwill is significant are as follows:			
- Sunrise Dam[1]	**8.8%**	7.9%	9.7%

[1]   The estimated value in use of the CGU is $487m in 2016 (2015: $504m; 2014: $785m).

15 MATERIAL PARTLY-OWNED SUBSIDIARIES

Name	Non-controlling interest % holding			Country of incorporation and operation
	2016	2015	2014	
Cerro Vanguardia S.A. (CVSA)	7.5	7.5	7.5	Argentina
Société AngloGold Ashanti de Guinée S.A. (Siguiri)	15.0	15.0	15.0	Republic of Guinea

Financial information of subsidiaries that have material non-controlling interests are provided below:

Figures in millions	2016	2015	2014
	US Dollars		
Profit allocated to material non-controlling interest			
CVSA	6	4	6
Siguiri	11	8	17
Accumulated balances of material non-controlling interests			
CVSA	15	15	11
Siguiri	28	26	22

Summarised financial information of subsidiaries is as follows. The information is based on amounts including inter-company balances.

Figures in millions	CVSA	Siguiri
	US Dollars	
Statement of profit or loss for 2016		
Revenue	472	367
Profit for the year	81	74
Total comprehensive income for the year, net of tax	81	74
Attributable to non-controlling interests	6	11
Dividends paid to non-controlling interests	(6)	(9)
Statement of profit or loss for 2015		
Revenue	399	350
Profit for the year	57	50
Total comprehensive income for the year, net of tax	57	50
Attributable to non-controlling interests	4	8
Dividends paid to non-controlling interests	-	(4)
Statement of profit or loss for 2014		
Revenue	386	439
Profit for the year	83	80
Total comprehensive income for the year, net of tax	83	80
Attributable to non-controlling interests	6	17
Dividends paid to non-controlling interests	(3)	(18)

15 MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

Summarised financial information of subsidiaries is as follows. The information is based on amounts before inter-company eliminations.

Figures in millions	CVSA	Siguiri
	US Dollars	
Statement of financial position as at 31 December 2016		
Non-current assets	**241**	**174**
Current assets	**177**	**178**
Non-current liabilities	**(108)**	**(79)**
Current liabilities	**(107)**	**(85)**
Total equity	**203**	**188**
Statement of financial position as at 31 December 2015		
Non-current assets	245	151
Current assets	182	158
Non-current liabilities	(114)	(79)
Current liabilities	(109)	(55)
Total equity	204	175
Statement of financial position as at 31 December 2014		
Non-current assets	237	159
Current assets	154	155
Non-current liabilities	(100)	(91)
Current liabilities	(143)	(73)
Total equity	148	150
Statement of cash flows for the year ended 31 December 2016		
Cash inflow from operating activities	**110**	**120**
Cash outflow from investing activities	**(57)**	**(59)**
Cash outflow from financing activities	**(97)**	**(53)**
Net (decrease) increase in cash and cash equivalents	**(44)**	**8**
Statement of cash flows for the year ended 31 December 2015		
Cash inflow from operating activities	98	76
Cash outflow from investing activities	(60)	(29)
Cash inflow (outflow) from financing activities	3	(36)
Net increase in cash and cash equivalents	41	11
Statement of cash flows for the year ended 31 December 2014		
Cash inflow from operating activities	113	140
Cash outflow from investing activities	(30)	(30)
Cash outflow from financing activities	(59)	(110)
Net increase in cash and cash equivalents	24	-

16 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Figures in millions	2016	2015	2014
		US Dollars	
Carrying value			
Investments in associates	**20**	34	34
Investments in joint ventures	**1,428**	1,431	1,393
	1,448	1,465	1,427

Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.

Summarised financial information of immaterial associates is as follows:

	2016	2015	2014
		US Dollars	
Aggregate statement of profit or loss for immaterial associates (attributable)			
Revenue	**30**	53	39
Operating costs and expenses	**(38)**	(45)	(57)
Taxation	**(1)**	4	1
(Loss) profit for the year	**(9)**	12	(17)
Total comprehensive (loss) profit for the year, net of tax	**(9)**	12	(17)

Investments in material joint ventures comprise:

Name	Effective %			Description	Country of incorporation and operation
	2016	2015	2014		
Kibali Goldmines S.A.[1]	**45.0**	45.0	45.0	Exploration and mine development	The Democratic Republic of the Congo

[1] AngloGold Ashanti Limited has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds our effective 45% interest in Kibali Goldmines S.A.

Figures in millions	2016	2015	2014
		US Dollars	
Carrying value of joint ventures			
Kibali	**1,400**	1,406	1,369
Immaterial joint ventures	**28**	25	24
	1,428	1,431	1,393
Net impairment reversal (impairment) of investments in joint ventures			
Sadiola	**11**	12	-
Other	**-**	-	(6)
	11	12	(6)
Recovery of a loan previously impaired	**-**	-	20
(Note 8)	**11**	12	14

16 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

Figures in millions	2016	2015	2014
		US Dollars	
The cumulative unrecognised share of losses of the joint ventures:			
Sadiola	-	10	20
Morila	9	-	-
Yatela	3	-	-

Summarised financial information of joint ventures is as follows (not attributable):

	Kibali		
	2016	2015	2014
Figures in millions		US Dollars	
Statement of profit or loss			
Revenue	709	747	650
Other operating costs and expenses	(471)	(398)	(304)
Amortisation of tangible and intangible assets	(211)	(193)	(140)
Finance costs and unwinding of obligations	(5)	(5)	(5)
Interest received	5	5	4
Taxation	23	(18)	(45)
Profit for the year	50	138	160
Other comprehensive income for the year, net of tax	-	3	-
Total comprehensive income for the year, net of tax	50	141	160
Dividends received from joint venture (attributable)	30	35	-

	Kibali		
	2016	2015	2014
Figures in millions		US Dollars	
Statement of financial position			
Non-current assets	2,805	2,754	2,697
Other current assets	179	259	231
Cash and cash equivalents	19	22	21
Total assets	3,003	3,035	2,949
Non-current financial liabilities	47	52	55
Other non-current liabilities	32	57	48
Current financial liabilities	10	10	8
Other current liabilities	133	125	118
Total liabilities	222	244	229
Net assets	2,781	2,791	2,720
Group's share of net assets	1,391	1,396	1,360
Other	9	10	9
Carrying amount of interest in joint venture	1,400	1,406	1,369

16   INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

Figures in millions	2016	2015	2014
		US Dollars	
Aggregate statement of (loss) profit for immaterial joint ventures (attributable)			
Revenue	**114**	138	177
Other operating costs and expenses	**(95)**	(102)	(175)
Amortisation of tangible and intangible assets	**(18)**	(21)	(34)
Taxation	**(3)**	(7)	-
(Loss) profit for the year	**(2)**	8	(32)
Total comprehensive (loss) income for the year, net of tax	**(2)**	8	(32)

17   OTHER INVESTMENTS

Figures in millions	2016	2015	2014
		US Dollars	
Non-current investments			
Listed investments			
Available-for-sale			
Balance at beginning of year	**29**	47	48
Additions	**8**	8	4
Disposals	**(1)**	(3)	(1)
Fair value adjustments	**7**	(7)	1
Impairments	**-**	(9)	(2)
Translation	**3**	(7)	(3)
Balance at end of year	**46**	29	47
The available-for-sale non-current investments consist of ordinary shares and collective investment schemes and primarily comprise:			
International Tower Hill Mines Limited (ITH)	**9**	2	5
Corvus Gold Corporation	**7**	4	10
Various listed investments held by Environmental Rehabilitation Trust Fund	**18**	17	23
Pure Gold Mining	**8**	1	3
Other	**4**	5	6
	46	29	47

The group's listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.

At the reporting date, the majority of equity investments were listed on either the Toronto Stock Exchange or the JSE.

17 OTHER INVESTMENTS (continued)

Figures in millions	2016	2015	2014
		US Dollars	
Non-current investments (continued)			
Listed investments (continued)			
Held-to-maturity			
Balance at beginning of year	**5**	7	6
Additions	**-**	1	2
Maturities	**-**	(1)	-
Translation	**1**	(2)	(1)
Balance at end of year	**6**	5	7
The held-to-maturity investment consists of government bonds held by the Environmental Rehabilitation Trust Fund administered by Ashburton Investments.			
The fair value of bonds held-to-maturity is $8m (2015: $6m; 2014: $9m) and has a sensitivity of less than $1m (2015: less than $1m; 2014: less than $1m) for a 1% change in interest rates.			
Current investments			
Listed investments - available for sale	**5**	1	-
Book value of listed investments	**57**	35	54
Fair value of listed investments	**59**	36	56
Non-current assets			
Unlisted investments			
Balance at beginning of year	**57**	72	77
Additions	**66**	77	74
Maturities	**(58)**	(74)	(71)
Accrued interest	**1**	-	1
Translation	**7**	(18)	(9)
Balance at end of year	**73**	57	72
The unlisted investments include:			
Negotiable Certificates of Deposit - Environmental Rehabilitation Trust Fund administered by Ashburton Investments	**69**	55	67
Other	**4**	2	5
	73	57	72
Book value of unlisted investments	**73**	57	72
Total book value of other investments (note 32)	**130**	92	126
Total fair value of other investments (note 32)	**132**	93	128

18 INVENTORIES

Figures in millions	2016	2015	2014
		US Dollars	
Non-current			
Raw materials			
- heap-leach inventory	-	-	521
- ore stockpiles	84	90	115
Total metal inventories	84	90	636
Current			
Raw materials			
- ore stockpiles	233	232	288
- heap-leach inventory	3	6	104
Work in progress			
- metals in process	77	65	78
Finished goods			
- gold doré/bullion	60	28	57
- by-products	4	5	6
Total metal inventories	377	336	533
Mine operating supplies	295	310	355
	672	646	888
Total inventories[1]	756	736	1,524

[1] The amount of the write-down of ore stockpiles, metals in process, gold doré/bullion, by-products and mine operating supplies to net realisable value, and recognised as an expense during the year in special items or cost of sales is $30m (2015: $30m; 2014: $31m).

19 TRADE, OTHER RECEIVABLES AND OTHER ASSETS

Figures in millions	2016	2015	2014
		US Dollars	
Non-current	34	13	20
Current			
Trade and loan receivables	35	34	65
Prepayments and accrued income	85	37	39
Recoverable tax, rebates, levies and duties	124	117	159
Other receivables	11	8	15
	255	196	278
Total trade, other receivables and other assets	289	209	298

Current trade and loan receivables are generally on terms less than 90 days.

At 31 December 2016 trade receivables of $2m have been pledged as security.

Figures in millions	2016	2015	2014
		US Dollars	
20 CASH RESTRICTED FOR USE			
Non-current			
Cash restricted by prudential solvency requirements	1	1	1
Cash balances held by Environmental Rehabilitation Trust Funds	35	36	35
	36	37	36
Current			
Cash restricted by prudential solvency requirements	16	18	13
Cash balances held by the Tropicana joint venture	3	4	1
Other	-	1	1
	19	23	15
Total cash restricted for use (note 32)	55	60	51
21 CASH AND CASH EQUIVALENTS			
Cash and deposits on call	167	344	374
Money market instruments	48	140	94
Total cash and cash equivalents (note 32)	215	484	468
22 SHARE CAPITAL AND PREMIUM			
Share capital			
Authorised			
600,000,000 ordinary shares of 25 SA cents each	23	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	-	-	-
5,000,000 B redeemable preference shares of 1 SA cent each	-	-	-
30,000,000 C redeemable preference shares of no par value	-	-	-
	23	23	23
Issued and fully paid			
408,223,760 (2015: 405,265,315; 2014: 404,010,360) ordinary shares of 25 SA cents each	16	16	16
2,000,000 A redeemable preference shares of 50 SA cents each	-	-	-
778,896 B redeemable preference shares of 1 SA cent each	-	-	-
	16	16	16
Treasury shares held within the group:			
2,778,896 A and B redeemable preference shares	-	-	-
	16	16	16
Share premium			
Balance at beginning of year	7,103	7,078	7,058
Ordinary shares issued	42	25	29
E ordinary shares issued and cancelled	-	-	(9)
	7,145	7,103	7,078
Less: held within the group			
Redeemable preference shares	(53)	(53)	(53)
Balance at end of year	7,092	7,050	7,025
Share capital and premium	7,108	7,066	7,041

The rights and restrictions applicable to the A and B redeemable preference shares were unchanged during 2016.

The C redeemable preference shares have no par value but have the same rights as the B preference shares, except that the C preference shares rank after the B preference shares (but prior to the A preference shares) as regards the payment of dividends, redemption proceeds and payment on winding up of the company.

Figures in millions	2016	2015	2014
		US Dollars	
23 BORROWINGS			
Non-current			
Unsecured			
Debt carried at fair value			
$1.25bn bonds - issued July 2013	**-**	498	1,373
On 1 August 2016, the remaining portion of the bonds were settled.			
Debt carried at amortised cost			
Rated bonds - issued July 2012	**758**	756	755
Semi-annual coupons are paid at 5.125% per annum. The bonds were issued on 30 July 2012, are repayable on 1 August 2022 and are US dollar-based.			
Rated bonds - issued April 2010	**1,000**	999	998
Semi-annual coupons are paid at 5.375% per annum on $700m 10-year bonds and at 6.5% per annum on $300m 30-year bonds. The $700m bonds are repayable in April 2020 and the $300m bonds are repayable in April 2040. The bonds are US dollar-based.			
Syndicated loan facility ($1bn)	**45**	194	92
Semi-annual interest paid at LIBOR plus 1.5% per annum. The applicable margin is subject to a ratings grid. The facility was issued on 17 July 2014 and is available until 17 July 2019. The facility is US dollar-based.			
Syndicated revolving credit facility (A$500m)	**168**	96	255
Interest charged at BBSY plus 2% per annum. The applicable margin is subject to a ratings grid. The loan is repayable in July 2019 and is Australian dollar-based.			
Syndicated loan facility (R1.5bn)	**88**	65	-
Quarterly interest paid at JIBAR plus 1.2% per annum. The facility was issued on 3 December 2013 and is available until 3 December 2018. The loan is SA rand-based.			
R750m bonds - issued December 2013	**-**	-	65
On 9 December 2016, AngloGold Ashanti Limited settled the R750m bonds and outstanding interest.			
Revolving Credit Facilities - $100m	**41**	-	-
Various loans with interest rates ranging from 7.5% to 9.3%. The facilities were issued on 23 August 2016 and are available until 23 August 2019 and are US dollar-based.			
Other	**1**	1	2
Interest charged at various rates from 2.5% plus delta exchange rate on individual instalments per annum to 4.5% per annum. Repayments terminate in June 2023. All loans are Brazilian real-based.			
The loans are subject to debt covenant arrangements for which no default event occurred.			

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2016	2015	2014
		US Dollars	

23 BORROWINGS (continued)

Non-current (continued)

Secured
Finance leases

Turbine Square Two (Pty) Limited	**15**	15	22

The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The buildings financed are used as security for these loans (note 33).

Australian Gas Pipeline	**57**	62	-

The contract with the supplier of gas contains embedded leases which have been determined to bear interest at an average of 6.75% per annum. The embedded leases commenced in November and December 2015 and are for a 10 and 12 year duration, respectively. The leases are repayable in monthly instalments and are Australian dollar-based. The equipment related to the embedded leases is used as security for these loans.

California First National Bank	**-**	-	13

The loans terminated in July 2015.

Other	**5**	2	4

Various loans with interest rates ranging from 5.5% to 15.5% per annum. These loans are repayable from 2016 to 2045. Some of these loans are secured by the financed assets.

Total non-current borrowings including current portion	**2,178**	2,688	3,579
Current portion of non-current borrowings included in current liabilities	**(34)**	(51)	(81)
Total non-current borrowings	**2,144**	2,637	3,498
Current			
Current portion of non-current borrowings included above	**34**	51	81
Unsecured			
Senior floating rate notes - DMTNP	**-**	-	15
Syndicated Nedbank/ABSA demand facilities	**-**	-	43
R750m Bonds - issued December 2013	**-**	49	-
FirstRand Bank Limited demand facility	**-**	-	39
Other loans	**-**	-	45
Total current borrowings	**34**	100	223
Total borrowings (notes 32 and 33)	**2,178**	2,737	3,721
Amounts falling due			
Within one year	**34**	100	223
Between one and two years	**170**	64	281
Between two and five years	**902**	1,495	154
After five years	**1,072**	1,078	3,063
(notes 32 and 33)	**2,178**	2,737	3,721

Figures in millions	2016	2015	2014
	US Dollars		
23 BORROWINGS (continued)			
Currency			
The currencies in which the borrowings are denominated are as follows:			
US dollar	**1,844**	2,447	3,187
Australian dollar	**225**	158	255
SA rand	**106**	130	277
Brazilian real	**3**	2	2
(notes 32 and 33)	**2,178**	2,737	3,721
Undrawn facilities			
Undrawn borrowing facilities as at 31 December are as follows:			
Syndicated revolving credit facility ($1bn) - US dollar	**950**	800	900
Syndicated revolving credit facility (A$500m) - Australian dollar	**191**	266	153
Syndicated revolving credit facility (R1.5bn) - SA rand	**21**	33	87
Syndicated revolving credit facility (R1.4bn) - SA rand	**102**	91	-
FirstRand Bank Limited - SA rand	**37**	32	4
Revolving credit facilities ($100m) - US dollar	**60**	-	-
	1,361	1,222	1,144

Figures in millions	2016	2015	2014
		US Dollars	
24 ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS			
Environmental rehabilitation obligations			
Provision for decommissioning			
Balance at beginning of year	**272**	296	256
Change in estimates(1)	**(12)**	5	41
Unwinding of decommissioning obligation	**12**	11	12
Disposals	**-**	(11)	-
Utilised during the year	**(2)**	(3)	(3)
Translation	**9**	(26)	(10)
Balance at end of year	**279**	272	296
Provision for restoration			
Balance at beginning of year	**411**	555	472
Charge to income statement	**10**	6	36
Change in estimates(1)	**(2)**	(40)	51
Unwinding of restoration obligation	**8**	10	13
Disposals	**-**	(110)	-
Utilised during the year	**(3)**	(2)	(13)
Translation	**2**	(8)	(4)
Balance at end of year	**426**	411	555
Other provisions(2)			
Balance at beginning of year	**164**	201	235
Charge to income statement	**11**	11	16
Change in estimates	**5**	24	4
Transfer (to) from trade and other payables	**(2)**	3	-
Unwinding of other provisions	**1**	1	1
Utilised during the year	**(30)**	(25)	(29)
Translation	**23**	(51)	(26)
Balance at end of year	**172**	164	201
Total environmental rehabilitation and other provisions	**877**	847	1,052

(1) The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life of mine.

(2) Other provisions include the following significant item: Chemwes (Pty) Limited, a subsidiary of First Uranium (Pty) Limited acquired by AngloGold Ashanti Limited during 2012, agreed to sell 25% of its production, capped at 312,500oz from 1 January 2012, to Franco-Nevada (Barbados) Corporation. Franco Nevada is required to pay $400/oz which inflates at 1% compounded annually from 2013. These factors were considered in determining the commodity contract obligation. The provision is calculated as the present value of the portion which is deemed onerous in light of the current market conditions using a gold forward for the duration of the contract of $1,152/oz (2015: $1,061/oz; 2014: $1,184/oz). As at 31 December 2016, the remaining production due to Franco Nevada is 197,528oz (2015: 220,447oz; 2014: 243,064oz).

Figures in millions	2016	2015	2014
		US Dollars	
25 PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS			
Defined benefit plans			
The group has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:			
AngloGold Ashanti Limited Pension Fund[1]	**-**	(18)	(25)
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees	**109**	97	135
Other defined benefit plans	**9**	10	12
Sub-total	**118**	89	122
Transferred to other non-current assets			
- AngloGold Ashanti Limited Pension Fund	**-**	18	25
	118	107	147
Other defined benefit plans include the following:			
- Obuasi Mines Staff Pension Scheme	**6**	7	9
- Retiree Medical Plan for North American employees	**2**	2	2
- Supplemental Employee Retirement Plan (SERP) for North America (USA) Inc. employees	**1**	1	1
	9	10	12

[1] *During 2016, regulatory approval was granted for the pension fund liability to be transferred to a non-recourse insurance policy for pensioners and for the active employees' pension obligation to be transferred to an external defined contribution fund.*

Figures in millions	2016	2015	2014
		US Dollars	
25 PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS (continued)			
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees			
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.			
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2016.			
Information with respect to the defined benefit liability is as follows:			
Benefit obligation			
Balance at beginning of year	**97**	135	137
Interest cost	**10**	10	10
Benefits paid	**(8)**	(9)	(10)
Actuarial (gain) loss	**(2)**	(7)	11
Translation	**12**	(32)	(13)
Balance at end of year	**109**	97	135
Unfunded status at end of year	**(109)**	(97)	(135)
Net amount recognised	**(109)**	(97)	(135)
Components of net periodic benefit cost			
Interest cost	**10**	10	10
Net periodic benefit cost	**10**	10	10
Assumptions			
Assumptions used to determine benefit obligations at the end of the year are as follows:			
Discount rate	**9.31%**	10.10%	8.20%
Expected increase in health care costs	**8.30%**	9.10%	7.50%
Assumed health care cost trend rates at 31 December:			
Health care cost trend assumed for next year	**8.30%**	9.10%	7.50%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	**8.30%**	9.10%	7.50%
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:			
Effect on total service and interest cost - 1% point increase	**1**		
Effect on post-retirement benefit obligation - 1% point increase	**10**		
Effect on total service and interest cost - 1% point decrease	**(1)**		
Effect on post-retirement benefit obligation - 1% point decrease	**(9)**		
Cash flows			
Contributions			
AngloGold Ashanti Limited expects to contribute $8m to the post-retirement medical plan in 2017.			
Estimated future benefit payments			
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:			
2017	**8**		
2018	**9**		
2019	**9**		
2020	**10**		
2021	**10**		
Thereafter	**63**		

Figures in millions	2016	2015	2014
		US Dollars	
26 DEFERRED TAXATION			
Deferred taxation relating to temporary differences is made up as follows:			
Liabilities			
Tangible assets	**730**	743	833
Inventories	**31**	35	32
Derivatives	**-**	-	1
Other	**10**	14	49
	771	792	915
Assets			
Provisions	**245**	242	326
Derivatives	**1**	2	2
Tax losses	**31**	34	52
Other	**2**	1	95
	279	279	475
Net deferred taxation liability	**492**	513	440
Included in the statement of financial position as follows:			
Deferred tax assets	**4**	1	127
Deferred tax liabilities	**496**	514	567
Net deferred taxation liability	**492**	513	440
The movement on the deferred tax balance is as follows:			
Balance at beginning of year	**513**	440	402
Taxation of items included in income statement	**(45)**	140	90
Taxation on items included in other comprehensive income	**2**	2	(5)
Translation	**22**	(69)	(47)
Balance at end of year	**492**	513	440

Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is not able to assert that the undistributed earnings are permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $366m (2015: $357m; 2014: $330m).

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2016	2015	2014
		US Dollars	
27 TRADE, OTHER PAYABLES AND DEFERRED INCOME			
Non-current	**4**	5	15
Current			
Trade payables	**381**	306	397
Accruals and deferred income	**206**	187	261
Other payables	**28**	23	37
	615	516	695
Total trade, other payables and deferred income	**619**	521	710
Current trade and other payables are non-interest bearing and are normally settled within 60 days.			
28 TAXATION			
Balance at beginning of year	**64**	41	30
Refunds during the year	**12**	21	41
Payments and offsets during the year	**(212)**	(184)	(194)
Taxation of items included in the income statement	**234**	192	165
Translation	**(1)**	(6)	(1)
Balance at end of year	**97**	64	41
Included in the statement of financial position as follows:			
Taxation asset included in trade and other receivables	**14**	27	25
Taxation liability	**111**	91	66
	97	64	41
29 CASH GENERATED FROM OPERATIONS			
Profit before taxation	**269**	257	170
Adjusted for:			
Movement on non-hedge derivatives and other commodity contracts	**(19)**	7	(13)
Amortisation of tangible assets (note 4)	**789**	737	749
Finance costs and unwinding of obligations (note 7)	**180**	245	276
Environmental, rehabilitation and other expenditure	**(13)**	(56)	4
Special items	**44**	60	31
Amortisation of intangible assets (notes 4 and 14)	**20**	40	34
Fair value adjustment on issued bonds	**(9)**	(66)	17
Interest received (note 3)	**(22)**	(28)	(24)
Share of associates and joint ventures' (profit) loss (note 8)	**(11)**	(88)	25
Exchange loss on foreign currency reserve release	**60**	-	-
Other non-cash movements	**90**	53	68
Movements in working capital	**(76)**	89	6
	1,302	1,250	1,343
Movements in working capital:			
(Increase) decrease in inventories	**(48)**	99	117
(Increase) decrease in trade and other receivables	**(131)**	108	52
Increase (decrease) in trade, other payables and deferred income	**103**	(118)	(163)
	(76)	89	6

Figures in millions	2016	2015	2014
		US Dollars	
30 RELATED PARTIES			
Material related party transactions were as follows (not attributable):			
Sales and services rendered to related parties			
Joint ventures	**16**	6	10
Purchases and services acquired from related parties			
Associates	**15**	8	7
Joint ventures	**6**	-	-
Outstanding balances arising from sale of goods and services due by related parties			
Joint ventures	**8**	-	4
Amounts owed to/due by related parties above are unsecured and non-interest bearing.			
Loans advanced to joint ventures and associates			
Rand Refinery (Pty) Limited			
The loan accrues interest at JIBAR plus 3.5%.	**20**	27	22
Loans advanced to joint ventures are included in the carrying value of investments in joint ventures (note 16)			

Executive contracts

All members of the Executive Committee have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company's short term incentive scheme, the Bonus Share Plan (BSP), and the Long Term Incentive Plan (LTIP) and the Cash Settled Long Term Incentive Plan (CSLTIP). All recently updated Executive Committee contracts include details on participation in the Co-Investment Plan (CIP).

South African based executives are paid a portion of their remuneration offshore, which is detailed under a separate contract. This reflects global roles and responsibilities and takes account of offshore business requirements. All such earnings are subject to tax in South Africa.

The executive contracts are reviewed annually and currently continue to include a change of control provision. The change of control is subject to the following triggers:

- The acquisition of all or part of AngloGold Ashanti; or
- A number of shareholders holding less than 35% of the company's issued share capital consorting to gain a majority of the board and make management decisions; and
- The contracts of Executive Committee members are either terminated or their role and employment conditions are curtailed.

In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2016 were as follows:

Executive Committee member	Notice Period	Change of control
CEO	12 months	12 months
CFO	6 months	6 months
EXCO	6 months	6 months

30   RELATED PARTIES (continued)

Directors and other key management personnel

Executive Directors' and Prescribed Officers' remuneration

Figures in thousands	Salary[1]	Performance related payments[2]	Pension scheme benefits	Other benefits and encashed leave[3]	Sub total	Pre-tax gain on share options	Total	Total	2015 Total	2014 Total
			2016				SA Rands	US Dollars[4]	US Dollars[4]	US Dollars[4]
Executive Directors										
S Venkatakrishnan	12,660	7,323	3,133	3,785	26,901	-	26,901	1,832	1,905	1,488
KC Ramon	8,007	4,354	800	743	13,904	-	13,904	947	1,024	302
Resigned executive director	-	-	-	-	-	-	-	-	-	1,030
	20,667	11,677	3,933	4,528	40,805	-	40,805	2,779	2,929	2,820
Prescribed Officers										
I Boninelli[5]	1,607	-	161	10,124	11,892	24,995	36,887	2,513	830	858
CE Carter[6]	10,180	4,439	1,523	2,058	18,200	4,342	22,542	1,535	1,906	1,161
GJ Ehm	9,466	3,740	381	3,781	17,368	7,480	24,848	1,693	1,404	2,544
RW Largent	17,722	7,728	3,314	5,810	34,574	16,291	50,865	3,465	2,873	2,372
DC Noko	6,432	2,805	643	4,227	14,107	-	14,107	961	976	1,116
ME Sanz Perez	6,404	2,985	641	2,389	12,419	11,664	24,083	1,640	823	966
CB Sheppard	6,604	2,965	674	339	10,582	-	10,582	721	511	-
TR Sibisi[7]	4,887	2,398	497	166	7,948	-	7,948	541	-	-
Retired prescribed officer	-	-	-	-	-	-	-	-	1,016	2,861
	63,302	27,060	7,834	28,894	127,090	64,772	191,862	13,069	10,339	11,878
Total Executive Directors' and Prescribed Officers' remuneration ZAR	83,969	38,737	11,767	33,422	167,895	64,772	232,667			
Total Executive Directors' and Prescribed Officers' remuneration USD	5,719	2,638	802	2,277	11,436	4,412		15,848	13,268	14,698

[1]   Salaries are disclosed only for the period from or to which office is held, and include car allowances where applicable.

[2]   The performance related payments are calculated on the year's financial results.

[3]   Includes health care, pension allowance, cash in lieu of dividends, vested CIP match awards, secondment / relocation allowances, group personal accident, disability and funeral cover. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.

[4]   For illustrative purposes only values have been converted using the average annual exchange rate for 2016: R14.6812:$1 (2015: R12.7719:$1; 2014: R10.8295: $1) to arrive at the US dollar equivalent.

[5]   No longer a prescribed officer with effect from 31 March 2016.

[6]   Benefits for CE Carter include a dependent's scholarship award of $2,500.

[7]   TR Sibisi commenced employment on 18 January 2016 and as such her pay reflects just over 11 months of the year.

30 RELATED PARTIES (continued)

Directors and other key management personnel (continued)

Number of options and awards granted

	Balance at 1 January 2016	Granted during 2016	Exercised during 2016	Lapsed during 2016	Balance as at 31 December 2016[1]	Vested balance at 31 December 2016
Executive directors						
S Venkatakrishnan	676,489	49,962	-	37,364	689,087	237,841
KC Ramon	181,462	30,323	-	-	211,785	8,312
	857,951	80,285	-	37,364	900,872	246,153
Prescribed officers						
I Boninelli	274,875	-	123,379	151,496	-	-
CE Carter	235,484	36,666	21,764	-	250,386	-
GJ Ehm	364,297	31,602	40,145	24,400	331,354	74,431
RW Largent	525,801	63,828	82,174	31,839	475,616	25,625
DC Noko	244,540	20,080	-	20,028	244,592	57,545
ME Sanz Perez	261,374	19,992	56,945	19,208	205,213	15,713
CB Sheppard	17,400	10,152	-	-	27,552	-
	1,923,771	182,320	324,407	246,971	1,534,713	173,314
Other	8,071,006	1,841,162	2,634,038	1,080,062	6,198,068	1,143,589
Total share incentive scheme	10,852,728	2,103,767	2,958,445	1,364,397	8,633,653	1,563,056

[1] *The latest expiry date of all options/awards granted and outstanding at 31 December 2016 is 1 March 2026 (2015: 3 March 2025; 2014: 24 February 2024).*

Subsequent to year end and up to 17 March 2017, options/awards exercised by Executive Directors and Prescribed Officers, are for Charles Carter who exercised 58,260 awards for a pre-tax gain of $561,100 and Ronald Largent who exercised 112,937 awards for a pre-tax gain of $1,093,891.

Awards granted since 2005 have been granted at no cost to participants.

Non-Executive Directors are not eligible to participate in the share incentive scheme.

Number of CSLTIP awards granted:
In 2016, Cash Settled Long Term Incentive Plan (CSLTIP) awards of 120,000 each were granted to key management personnel.

30 RELATED PARTIES (continued)

Directors and other key management personnel (continued)

Awards granted in respect of the previous year's financial results:

	Total[1] 2016	Total 2015
Executive directors		
S Venkatakrishnan	49,962	332,021
KC Ramon	30,323	131,261
Resigned executive director	-	1,481
	80,285	464,763
Prescribed officers		
I Boninelli	-	132,345
CE Carter	36,666	167,361
GJ Ehm	31,602	171,241
RW Largent	63,828	309,994
DC Noko	20,080	131,028
ME Sanz Perez	19,992	131,327
CB Sheppard	10,152	17,400
Retired prescribed officer	-	1,268
	182,320	1,061,964
Total awards to executive management	262,605	1,526,727

[1] Relates to BSP 16 awards that were issued subsequent to the Annual General Meeting on 4 May 2016.

Non-Executive Director remuneration
The table below details the fees and allowances paid to Non-Executive Directors:

Non-Executive Directors' fees and allowances

	Figures in thousands[1]				Figures in thousands[1]	Figures in thousands[1]
	Director fees	Committee fees	Travel allowance	Total	Total	Total
US Dollars	2016				2015	2014
SM Pityana	293,500	76,000	8,750	378,250	411	430
AH Garner	123,500	43,500	32,500	199,500	204	-
LW Nkuhlu	163,500	83,500	8,750	255,750	260	246
MJ Kirkwood	123,500	78,500	47,500	249,500	242	263
NP January-Bardill	123,500	56,000	10,000	189,500	189	187
R Gasant	123,500	58,500	11,250	193,250	195	188
RJ Ruston	123,500	56,000	51,250	230,750	226	240
MDC Richter	123,500	43,500	32,500	199,500	205	-
DL Hodgson	123,500	43,500	8,750	175,750	180	125
Retired directors	-	-	-	-	-	75
Total[2]	1,321,500	539,000	211,250	2,071,750	2,112	1,754

[1] Directors' compensation is disclosed in US dollars, the amounts reflected are the values calculated using the exchange rate of R14.6812:$1 (2015: R12.7719:$1; 2014: R10.8295: $1).

[2] Fees are disclosed only for the period from or to which, office is held.

Non-Executive Directors do not hold service contracts with the company. Executive Directors do not receive payment of directors' fees or committee fees.

30 RELATED PARTIES (continued)

Directors' and Prescribed Officers' interests in AngloGold Ashanti shares

The interests of directors, prescribed officers and their associates in the ordinary shares of the company at 31 December 2016, which individually did not exceed 1% of the company's issued ordinary share capital, were:

	31 December 2016 Beneficial holding		31 December 2015 Beneficial holding		31 December 2014 Beneficial holding	
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Non-Executive directors						
SM Pityana	2,990	-	2,000	-	-	-
MDC Richter[1]	7,300	-	7,300	-	-	-
DL Hodgson	1,500	-	1,500	-	1,500	-
MJ Kirkwood[1]	15,000	-	15,000	-	8,000	-
LW Nkuhlu	3,000	-	3,000	-	3,000	-
RJ Ruston[2]	-	1,000	-	1,000	-	1,000
Total	**29,790**	**1,000**	28,800	1,000	12,500	1,000
Executive directors						
S Venkatakrishnan	213,423	-	205,939	-	86,009	-
KC Ramon	12,334	-	3,104	-	-	-
Total	**225,757**	**-**	209,043	-	86,009	-
Company Secretary						
ME Sanz Perez	7,921	12,747	10,471	8,860	7,506	-
Total	**7,921**	**12,747**	10,471	8,860	7,506	-
Prescribed officers						
I Boninelli	-	-	5,728	13,204	5,728	2,247
CE Carter	43,229	-	39,560	-	32,253	-
GJ Ehm[2]	33,782	-	22,532	-	8,155	-
RW Largent[1]	44,470	-	28,570	-	10,410	-
D Noko	28,015	-	17,086	-	3,690	-
Retired prescribed officer	-	-	-	-	2,247	-
Total	**149,496**	**-**	113,476	13,204	62,483	2,247
Grand total	**412,964**	**13,747**	361,790	23,064	168,498	3,247

[1] Held on the New York stock exchange as American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)

[2] Held on the Australian stock exchange as CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share)

A register detailing Directors and Prescribed Officers' interests in contracts is available for inspection at the company's registered and corporate office.

30 RELATED PARTIES (continued)

Directors' and Prescribed Officers' interests in AngloGold Ashanti shares (continued)

Changes in Directors' and Prescribed Officers' interests in AngloGold Ashanti shares, excluding options and awards granted in terms of the group's BSP and LTIP schemes, after 31 December 2016 and up to 17 March 2017 include:

	Date of transaction	Type of transaction	Number of shares	Direct/Indirect beneficial holding
Non-executive director				
AH Garner	14 March 2017	On-market purchase of American Depository Receipts	7,500	Direct
Executive directors				
S Venkatakrishnan	23 February 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	12,902	Direct
		On-market sale of ordinary shares to settle tax costs	5,367	Direct
	6 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	15,510	Direct
KC Ramon	27 February 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,176	Direct
		On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	8,427	Direct
	6 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	2,328	Direct
Company Secretary				
ME Sanz Perez	28 February 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,073	Direct
Prescribed officers				
CE Carter	24 February 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,480	Direct
	7 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,265	Direct
GJ Ehm	2 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,750	Direct
	3 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,000	Direct
L Eybers[1]	16 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,812	Direct
R Largent	2 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	16,870	Direct
D Noko	3 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	8,921	Direct
		On-market sale of ordinary shares to settle tax costs	4,060	Direct
	9 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,352	Direct
		On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	3,401	Direct
		On-market sale of ordinary shares to settle tax costs	1,385	Direct
CB Sheppard	15 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,344	Direct
TR Sibisi	28 February 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,085	Direct

[1] Appointed a prescribed officer with effect from 22 February 2017.

Figures in millions	2016	2015	2014
	US Dollars		

31 CONTRACTUAL COMMITMENTS AND CONTINGENCIES

Operating leases

At 31 December 2016, the group was committed to making the following payments in respect of operating leases for, amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.

Expiry:

	2016	2015	2014
- within one year	60	5	8
- between one and two years	34	2	2
- between two and five years	5	4	4
	99	11	14

Operating lease charges included in profit before taxation amounts to $47m (2015: $6m; 2014: $16m).

Finance leases

The group has finance leases for plant and equipment and buildings. The leases for plant and equipment and buildings have terms of renewal but no purchase options. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:

US Dollars million	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	2016		2015		2014	
Within one year	12	6	11	5	8	5
After one year but not more than five years	51	33	46	27	29	20
More than five years	63	38	76	49	36	14
Total minimum lease payments	126	77	133	81	73	39
Amounts representing finance charges	(49)	-	(52)	-	(34)	-
Present value of minimum lease payments	77	77	81	81	39	39

Figures in millions	2016	2015	2014
	US Dollars		
Capital commitments			
Acquisition of tangible assets			
Contracted for	58	61	178
Not contracted for	587	856	768
Authorised by the directors	645	917	946
Allocated to:			
Project capital			
- within one year	252	134	430
- thereafter	255	402	335
	507	536	765
Stay-in-business capital			
- within one year	135	249	181
- thereafter	3	132	-
	138	381	181
Share of underlying capital commitments of joint ventures included above	138	27	49
Purchase obligations			
Contracted for			
- within one year	641	568	295
- thereafter	283	88	213
	924	656	508

31 CONTRACTUAL COMMITMENTS AND CONTINGENCIES (continued)

Purchase obligations (continued)

Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Contingencies

Figures in millions	2016	2015	2014
	US Dollars		
Contingent liabilities			
Occupational Diseases in Mines and Works Act (ODMWA) litigation[1]	-	-	-
Litigation - Ghana[2][3]	97	97	97
Other tax disputes - AngloGold Ashanti Brasil Mineração Ltda[4]	24	22	32
VAT disputes - Mineração Serra Grande S.A.[5]	13	11	15
Tax dispute - AngloGold Ashanti Colombia S.A.[6]	141	128	162
Tax dispute - Cerro Vanguardia S.A.[7]	29	32	53
Groundwater pollution[8]	-	-	-
Deep groundwater pollution - Africa[9]	-	-	-
Contingent asset			
Indemnity - Kinross Gold Corporation[10]	(8)	(7)	(9)
	296	283	350

31 CONTRACTUAL COMMITMENTS AND CONTINGENCIES (continued)

Contingent liabilities

Litigation claims

[1] Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an "employee" who qualifies for compensation in respect of "compensable diseases" under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti and members of the working group (discussed below) have been subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

In November 2014, Anglo American South Africa, AngloGold Ashanti, Gold Fields Limited, Harmony Gold Mining Company Limited and Sibanye Gold Limited formed an industry working group on OLD to address issues relating to compensation and medical care for occupational lung disease in the gold mining industry in South Africa. The working group now also includes African Rainbow Minerals (ARM). The working group remains of the view that achieving a comprehensive solution which is both fair to past, present and future employees, and sustainable for the sector, is preferable to protracted litigation.

The companies are among respondent companies in a number of lawsuits related to OLD. The companies do not believe that they are liable in respect of the claims brought, and they are defending these. They do, however, believe that they should work together to seek a solution to this South African mining industry legacy issue. The working group will continue with its efforts – which have been ongoing for more than two years – to find common ground with all stakeholders, including government, labour and the claimants' legal representatives.

AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields Limited, Harmony Gold Mining Company Limited, DRDGold Limited, Randgold and Exploration Company Limited, and Sibanye Gold Limited, were served with a consolidated class action application on 21 August 2013. On 13 May, 2016, the South Gauteng High Court of South Africa ruled in favour of the applicants and found that there were sufficient common issues to certify two industry-wide classes: a Silicosis Class and a Tuberculosis Class, each of which cover current and former underground mineworkers who worked in South African mines from 12 March 1965 and who have contracted the respective diseases (or the dependents of mineworkers who died of those diseases). The High Court ordered a two-stage process in the class action. The first stage is to resolve common issues and allow the individuals to opt out. The second stage will allow the individuals to opt in to the class to make their claims against the respondent mining companies. The High Court also decided that claims for general damages (i.e. pain and suffering and loss of amenities of life) will be transferable to the estate or executor of any deceased mineworker who dies after the date of filing of the certification application. On 3 June 2016, AngloGold Ashanti, together with certain of the other mining companies, filed an application with the High Court for leave to appeal to the Supreme Court of Appeal. Arguments in the application for leave to appeal were heard on 23 June 2016. On 24 June 2016, leave to appeal was (i) granted in respect of the issue of the transferability of deceased mineworkers' claims for general damages but (ii) denied in respect of all other orders of the High Court. On 15 July 2016 AngloGold Ashanti, along with several other respondent companies, filed a petition with the Supreme Court of Appeal (SCA) for leave to appeal such other orders of the High Court, and on 13 September 2016, the SCA granted the mining companies leave to appeal the entire High Court ruling to the SCA.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. Given the inherent legal and factual uncertainties with respect to the pending claims and other claims not yet filed against the company, no reliable estimate can be made for the obligation

[2] Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited's (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a writ issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration and the parties await the constitution of the tribunal.

31 CONTRACTUAL COMMITMENTS AND CONTINGENCIES (continued)

Contingent liabilities (continued)

Litigation claims (continued)

(3) Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs' alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions, but AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG's obligation in either matter.

Tax claims

(4) Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) relating to the calculation and payment by AABM of the financial contribution on mining exploitation in the period from 1991 to 2006. In 2016, a partial settlement with the Brazilian tax authority reduced this assessment to $9m (2015: $11m, 2014: $18m). AngloGold Ashanti Limited's subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $15m (2015: $11m, 2014: $14m). Management is of the opinion that these taxes are not payable.

(5) VAT disputes - Mineração Serra Grande S.A. (MSG) received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case to the State Court of Minas Gerais. The assessment is approximately $13m (2015: $11m, 2014: $15m).

(6) Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company's tax treatment of certain items in the 2010 and 2011 income tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $21m (2015: $20m, 2014: $27m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $120m (2015: $108m, 2014: $135m). The company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN's ruling by filing lawsuits in March 2015 and April 2015 before the Administrative Tribunal of Cundinamarca (trial court for tax litigation). On 8 July 2016, the tribunal held initial procedural hearings on the 2010 and 2011 tax disputes, and the litigation is proceeding.

(7) Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority (AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $7m (2015: $8m, 2014: $14m) relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $22m (2015: $24m, 2014: $39m). CVSA and AFIP have corresponded on this issue over the past several years and while management is of the opinion that the taxes are not payable, the government continues to assert its position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015, and the matter is proceeding.

Other

(8) Groundwater pollution - AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(9) Deep groundwater pollution - The group has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk. In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved

31 CONTRACTUAL COMMITMENTS AND CONTINGENCIES (continued)

Contingent liabilities (continued)

Other (continued)

by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Contingent asset

(10) Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in item 5 above. At 31 December 2016, the company has estimated that the maximum contingent asset is $8m (2015: $7m, 2014: $9m).

32 FINANCIAL RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for speculative purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.

Managing risk in the group
Risk management activities within the group are the ultimate responsibility of the board of directors. The Chief Financial Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the group's counterparties.

The financial risk management objectives of the group are defined as follows:
- safeguarding the group's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
- effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
- ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
- ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the group and that they comply where necessary with all relevant regulatory and statutory requirements.

Gold price and foreign exchange risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk that fluctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinean peso/US dollar and Australian dollar/US dollar exchange rates may also have an adverse effect on current or future earnings. The group is also exposed to certain by-product commodity price risk.

Figures in millions	2016	2015	2014
		US Dollars	
Non-hedge derivatives			
Loss (gain) on non-hedge derivatives and other commodity contracts is summarised as follows:			
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts	18	(7)	15
Loss (gain) on non-hedge derivatives and other commodity contracts per the income statement from continuing operations	18	(7)	13
Gain on non-hedge derivatives and other commodity contracts per the income statement from discontinued operations	-	-	2

Net open hedge position as at 31 December
The group had no outstanding commitments against future production potentially settled in cash.

32 FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Interest rate and liquidity risk

In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns whilst minimising risks. The group is able to actively source financing at competitive rates. The counterparties are financial and banking institutions and their credit ratings are regularly monitored.

The group has sufficient undrawn borrowing facilities available to fund working capital requirements (notes 23 and 33).

The following are the contractual maturities of financial liabilities, including interest payments:
Financial liabilities

	Within one year		Between one and two years		Between two and five years		After five years		Total
2016	million	Effective rate %	million	Effective rate %	million	Effective rate %	million	Effective rate %	million
Trade and other payables	596		-		-		-		596
Borrowings	127		287		1,155		1,513		3,082
- In USD	100	5.4	100	5.4	1,023	5.5	1,449	5.5	2,672
- AUD in USD equivalent	16	5.4	89	5.3	119	6.0	43	6.8	267
- ZAR in USD equivalent	11	8.9	98	8.9	13	11.2	21	14.0	143
2015									
Trade and other payables	503		-		-		-		503
Borrowings	211		216		1,912		1,581		3,920
- In USD	140	5.8	140	5.8	1,767	5.9	1,507	5.5	3,554
- AUD in USD equivalent	11	5.2	68	5.2	66	6.2	51	6.8	196
- ZAR in USD equivalent	60	8.2	8	8.1	79	8.7	23	11.8	170
2014									
Financial guarantees[1]	9		-		-		-		9
Trade and other payables	686		-		-		-		686
Borrowings	373		507		775		3,681		5,336
- In USD	253	6.6	306	6.6	614	6.8	3,645	6.8	4,818
- AUD in USD equivalent	12	4.8	128	4.8	148	4.8	-	-	288
- ZAR in USD equivalent	108	7.8	73	8.5	13	10.6	36	11.1	230

[1]   *Not included in the statement of financial position.*

32   FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Credit risk

Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Audit and Risk Committee. Where possible, management ensures that netting agreements are in place. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities.

The combined maximum credit risk exposure of the group is as follows:

Figures in millions	2016	2015	2014
	US Dollars		
Other investments	79	61	79
Trade and other receivables	46	42	80
Cash restricted for use (note 20)	55	60	51
Cash and cash equivalents (note 21)	215	484	468
Total financial assets	395	647	678
Financial guarantees	-	-	9

Trade and other receivables, generally constituting indirect taxes recoverable from government entities, that are past due but not impaired totalled $67m (2015: $43m; 2014: $61m). Other receivables that are impaired totalled nil (2015: $6m; 2014: $1m) and other investments that are impaired totalled nil (2015: nil; 2014: $2m).

Trade receivables mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days.

The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.

The estimated fair value of the group's other investments and borrowings as at 31 December are as follows:

Type of instrument

US Dollars million	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	2016		2015		2014	
Financial assets						
Other investments (note 17)	130	132	92	93	126	128
Financial liabilities						
Borrowings (note 23)	2,178	2,203	2,737	2,425	3,721	3,606

32   FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Fair value of financial instruments (continued)
Type of instrument (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade and other receivables and trade and other payables
The carrying amounts of these items approximate fair value due to their short term nature.

Investments and other non-current assets
Listed equity investments classified as available-for-sale are carried at fair value in level 1 of the fair value hierarchy while fixed income investments and other non-current assets are carried at amortised cost. Unlisted investments are carried at cost which approximate fair value given their short term nature.

Borrowings
The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Fair value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets out the group's financial assets measured at fair value by level within the fair value hierarchy as at 31 December:

Type of instrument

Assets measured at fair value on a recurring basis Figures in millions	Level 1	Level 2	Level 3	Total
US Dollars	2016			
Available-for-sale financial assets				
Equity securities	**51**	**-**	**-**	**51**
US Dollars	2015			
Available-for-sale financial assets				
Equity securities	30	-	-	30
US Dollars	2014			
Available-for-sale financial assets				
Equity securities	47	-	-	47

32 FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Sensitivity analysis

Interest rate risk on other financial assets and liabilities (excluding derivatives)
The group also monitors interest rate risk on other financial assets and liabilities.

The following table shows the approximate interest rate sensitivities of other financial assets and liabilities at 31 December 2016 (actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates, only absolute numbers are presented.

	Change in interest rate basis points	Change in interest amount in currency million	Change in interest amount US dollars million
		2016	
Financial liabilities			
ZAR denominated[1]	150	18	1
AUD denominated	100	2	1
USD denominated	100	1	1

A change of 100 basis points in financial assets results in less than a $1m change in the interest amount.

	Change in interest rate basis points	Change in interest amount in currency million	Change in interest amount US dollars million
		2015	
Financial assets			
USD denominated	100	2	2
ZAR denominated[1]	150	5	-
BRL denominated	250	2	1
Financial liabilities			
ZAR denominated[1]	150	26	2
AUD denominated	100	1	1
USD denominated	100	2	2

	Change in interest rate basis points	Change in interest amount in currency million	Change in interest amount US dollars million
		2014	
Financial assets			
USD denominated	100	3	3
ZAR denominated[1]	150	2	-
BRL denominated	250	1	-
Financial liabilities			
ZAR denominated[1]	150	28	2
AUD denominated	100	3	3
USD denominated	100	1	1

[1] *This is the only interest rate risk for the company.*

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

32 FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Sensitivity analysis (continued)

Foreign exchange risk
Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	Change in exchange rate	Change in borrowings total $m	Change in exchange rate	Change in borrowings total $m	Change in exchange rate	Change in borrowings total $m
	2016		2015		2014	
Borrowings						
ZAR denominated (R/$)	**Spot (+R1.50)**	**(10)**	Spot (+R1.50)	(12)	Spot (+R1.50)	(21)
AUD denominated (AUD/$)	**Spot (+AUD0.1)**	**(15)**	Spot (+AUD0.1)	(11)	Spot (+AUD0.1)	(19)
ZAR denominated (R/$)	**Spot (-R1.50)**	**13**	Spot (-R1.50)	14	Spot (-R1.50)	28
AUD denominated (AUD/$)	**Spot (-AUD0.1)**	**18**	Spot (-AUD0.1)	12	Spot (-AUD0.1)	23

The borrowings total in the denominated currency will not be influenced by a movement in its exchange rate.

33. CAPITAL MANAGEMENT

The primary objective of managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the group remains in a sound financial position.

The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

The group had no major issuance of equity during the year.

During April 2010, the group issued two rated bonds fully and unconditionally guaranteed by AngloGold Ashanti Ltd. The issuance consisted of a 10 year ($700m) bond with a semi-annual coupon of 5.375% per annum, and a 30 year ($300m) bond with a semi-annual coupon of 6.50% per annum. Unless the company redeems the bonds earlier, the bonds will mature on 15 April 2020 and 15 April 2040 respectively.

During April 2011 AngloGold Ashanti Limited registered a R10bn Domestic Medium Term Note Programme (DMTNP) with the JSE. The DMTNP permits the group to access the South African debt capital market for funding required. During December 2016, the floating rate bond (3 month JIBAR + 1.75%), that AngloGold Ashanti has issued under its DMTNP, matured and was repaid in full. This bond was the only remaining issuance under the DMTNP and as at 31 December 2016, there were no outstanding issuances under the DMTNP.

During July 2012, the group entered into a $750m rated bond. Semi-annual coupons are paid at 5.125% per annum. The bonds are dollar based and unless the company redeems the bonds, earlier they are repayable on 1 August 2022. The notes are fully and unconditionally guaranteed by the group.

During December 2013, the group completed the following financing transactions:
- the group entered into a five-year unsecured syndicated revolving credit facility (ZAR RCF1.5bn) of R1.5bn ($109m) with Nedbank and ABSA Bank. Amounts may be repaid and reborrowed under the facility during its five-year term and the facility bears interest at JIBAR plus 1.2% per annum. This facility will be used to fund the working capital and development costs associated with the group's mining operations within South Africa without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses. The facility matures in December 2018.

During July 2014, the group completed the following financing transactions:
- A $1bn five-year revolving credit facility with a syndicate of lenders. Amounts may be repaid and reborrowed under the facility during its five-year term and the facility bears interest at LIBOR plus 1.5%. The facility matures in July 2019. The interest margin will reduce should the group's credit rating improve from its current BB+/BBaa3 status and increase should its credit rating worsen.
- A five-year unsecured syndicated revolving credit facility of A$500m ($361m) with a group of banks which is currently charged at 2% above BBSY. The interest margin will reduce should the group's credit rating improve from its current BB+/Baa3 status and increase should its credit rating worsen. This facility will be used to fund the working capital and development costs associated with the group's mining operations within Australia without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses. The facility matures in July 2019.

During July 2015, the group entered into a five-year unsecured syndicated revolving credit facility (ZAR RCF1.4bn) of R1.4bn ($102m) with Nedbank and ABSA Bank. Amounts may be repaid and reborrowed under the facility during its five-year term and the facility bears interest at JIBAR plus 1.65% per annum. This facility, as well as the R1.5bn ZAR RCF facility, will be used to fund the working capital and development costs associated with the group's mining operations within South Africa without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses. The facility matures in July 2020.

During August 2016, the group completed the following financing transactions:
- Three-year unsecured revolving credit facilities of $100m. Interest is currently charged at a margin of between 6.2% and 8% above LIBOR. The facilities mature in August 2019.

Amounts are converted to US dollars at year end exchange rates.

33. CAPITAL MANAGEMENT (continued)

Gearing ratio (Net debt to Adjusted EBITDA)

Figures in millions	2016	2015	2014
		US Dollars	
Borrowings (note 23)	**2,178**	2,737	3,721
Corporate office lease (note 23)	**(15)**	(15)	(22)
Unamortised portion of the convertible and rated bonds	**23**	21	28
Cumulative fair value adjustment on $1.25bn bonds	**-**	(9)	(75)
Cash restricted for use (note 20)	**(55)**	(60)	(51)
Cash and cash equivalents (note 21)	**(215)**	(484)	(468)
Net debt	**1,916**	2,190	3,133
The Adjusted EBITDA calculation included in this note is based on the formula included in the Revolving Credit Facility Agreements for compliance with the debt covenant formula.			
Adjusted EBITDA			
Profit on ordinary activities before taxation	**269**	257	170
Add back:			
Finance costs and unwinding of obligations (note 7)	**180**	245	276
Interest received (note 3)	**(22)**	(28)	(24)
Amortisation of tangible and intangible assets (note 4)	**809**	777	783
Adjustments:			
Exchange loss	**88**	17	7
Fair value adjustment on issued bonds	**(9)**	(66)	17
Impairment and derecognition of assets	**3**	14	12
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments	**12**	10	2
Retrenchments at mining operations (note 4)	**14**	11	24
Retrenchments and related costs at Obuasi	**70**	70	210
Net profit on disposal of assets	**(4)**	(1)	(23)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	**(18)**	7	(13)
Repurchase premium on settlement of $1.25bn bonds	**30**	61	-
Associates and joint ventures' special items	**(11)**	(9)	(16)
Associates and joint ventures' – adjustments for amortisation, interest, taxation and other	**137**	107	191
Adjusted EBITDA (as defined in the Revolving Credit Facility Agreements)	**1,548**	1,472	1,616
Gearing ratio (Net debt to Adjusted EBITDA)	**1.24:1**	1.49:1	1.94:1
Maximum debt covenant ratio allowed per the agreements	**3.5:1**	3.5:1	3.5:1

34. RECENT DEVELOPMENTS

- On 21 February 2017, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 130 South African cents (assuming an exchange rate of ZAR13.10/$, the gross dividend payable per ADS is equivalent to 10 US cents).
- On 22 February 2017, the South African Minister of Finance announced an increase in the South African dividend withholding tax rate from 15% to 20% of dividends declared.

COMPANY – INCOME STATEMENT

For the year ended 31 December

The company annual financial statements represent the South African operations and corporate office.

These company annual financial statements are a statutory requirement and are accordingly presented in South African rands only.

The functional currency of the company is South African rands.

Figures in millions	Notes	2016	2015
		SA Rands	
Revenue	1	**16,843**	14,036
Gold income	1	**15,828**	13,318
Cost of sales	2	**(14,010)**	(12,668)
Gross profit		**1,818**	650
Corporate administration, marketing expenses and other (income) expenses		**(22)**	440
Exploration and evaluation costs		**(207)**	(201)
Other operating expenses	3	**(369)**	(242)
Special items	4	**780**	(415)
Operating profit		**2,000**	232
Dividends received	1	**500**	-
Impairment of investment in subsidiary		**-**	(1,254)
(Impairment) reversal of impairment of associates		**(186)**	162
Interest received	1	**83**	75
Net inter-company management fees and interest		**64**	105
Exchange gain (loss)		**194**	(416)
Finance costs and unwinding of obligations	5	**(266)**	(268)
Profit (loss) before taxation		**2,389**	(1,364)
Taxation	7	**(77)**	787
Profit (loss) for the year		**2,312**	(577)

COMPANY – STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December

Figures in millions	2016	2015
	SA Rands	
Profit (loss) for the year	**2,312**	(577)
Items that will be reclassified subsequently to profit or loss:		
Net gain (loss) on available-for-sale financial assets	**5**	(1)
Release on impairment of available-for-sale financial assets	**-**	3
Release on disposal of available-for-sale financial assets	**-**	(6)
	5	(4)
Items that will not be reclassified subsequently to profit or loss:		
Actuarial (loss) gain recognised	**(43)**	236
Deferred taxation thereon	**6**	(46)
	(37)	190
Other comprehensive (loss) income for the year, net of tax	**(32)**	186
Total comprehensive income (loss) for the year, net of tax	**2,280**	(391)

COMPANY – STATEMENT OF FINANCIAL POSITION

As at 31 December

Figures in millions	Notes	2016	2015
		SA Rands	
ASSETS			
Non-current assets			
Tangible assets	9	**15,930**	15,925
Intangible assets	10	**48**	120
Investments in associate	11	**275**	409
Investments in subsidiaries	12	**43,707**	42,875
Other investments		**24**	19
Investment in Environmental Rehabilitation Trust Fund	13	**294**	294
Trade and other receivables	14	**1**	2
Other non-current assets		**-**	290
		60,279	59,934
Current assets			
Inventories	15	**723**	757
Trade and other receivables	14	**247**	371
Intra-group balances	16	**2,894**	3,063
Cash restricted for use		**-**	11
Cash and cash equivalents		**607**	291
		4,471	4,493
Total assets		**64,750**	64,427
EQUITY AND LIABILITIES			
Share capital and premium	17	**50,698**	50,075
Accumulated losses and other reserves		**(136)**	(1,853)
Total equity		**50,562**	48,222
Non-current liabilities			
Borrowings	18	**1,398**	1,206
Environmental rehabilitation and other provisions	19	**1,069**	1,209
Provision for pension and post-retirement benefits	20	**1,499**	1,492
Deferred taxation	21	**2,843**	2,737
		6,809	6,644
Current liabilities			
Borrowings	18	**23**	782
Trade and other payables	22	**4,299**	5,331
Intra-group balances	16	**3,022**	3,419
Taxation	23	**35**	29
		7,379	9,561
Total liabilities		**14,188**	16,205
Total equity and liabilities		**64,750**	64,427

COMPANY – STATEMENT OF CASH FLOWS

For the year ended 31 December

Figures in millions	Notes	2016	2015
		SA Rands	
Cash flows from operating activities			
Receipts from customers		**16,256**	13,855
Payments to suppliers and employees		**(13,103)**	(11,793)
Cash generated from operations	24	**3,153**	2,062
Taxation refund	23	**46**	167
Taxation paid	23	**(5)**	(50)
Net cash inflow from operating activities		**3,194**	2,179
Cash flows from investing activities			
Capital expenditure			
- project capital		**(450)**	(499)
- stay-in-business capital		**(2,031)**	(1,992)
Expenditure on intangible assets		**(25)**	(23)
Proceeds from disposal of investments		**-**	9
Proceeds from disposal of associate		**-**	20
Loan repaid by associate		**-**	27
Dividends received		**100**	-
Additional investment in subsidiaries		**(84)**	-
Repayment of intra-group loans advanced		**285**	494
Interest received		**32**	75
Decrease in cash restricted for use		**11**	-
Net cash outflow from investing activities		**(2,162)**	(1,889)
Cash flows from financing activities			
Proceeds from borrowings		**3,635**	1,450
Repayment of borrowings		**(4,196)**	(1,588)
Finance costs paid		**(155)**	(183)
Preference dividends paid		**-**	(277)
Net cash outflow from financing activities		**(716)**	(598)
Net increase (decrease) in cash and cash equivalents		**316**	(308)
Cash and cash equivalents at beginning of year		**291**	599
Cash and cash equivalents at end of year		**607**	291

COMPANY – STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December

Figures in millions SA Rands	Share capital and premium	Other capital reserves[1]	Accumulated (losses) earnings	Available-for-sale reserve[2]	Actuarial (losses) gains	Total equity
Balance at 31 December 2014	49,765	1,087	(2,023)	4	(369)	48,464
Loss for the year			(577)			(577)
Other comprehensive (loss) income				(4)	190	186
Total comprehensive (loss) income	-	-	(577)	(4)	190	(391)
Shares issued	310					310
Share-based payments for share awards net of exercised		116				116
Preference dividends (note 8)			(277)			(277)
Balance at 31 December 2015	**50,075**	**1,203**	**(2,877)**	**-**	**(179)**	**48,222**
Profit for the year			2,312			2,312
Other comprehensive income (loss)				5	(37)	(32)
Total comprehensive income (loss)	-	-	2,312	5	(37)	2,280
Shares issued	623					623
Share-based payments for share awards net of exercised		(136)				(136)
Transfer to reserves			(31)		31	-
Preference dividends (note 8)			(427)			(427)
Balance at 31 December 2016	**50,698**	**1,067**	**(1,023)**	**5**	**(185)**	**50,562**

[1] Other capital reserves comprise a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of R141m (2015: R141m) and equity items for share-based payments of R926m (2015: R1,062m).

[2] Available-for-sale reserve represents fair value gains or losses on available-for-sale assets.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2016	2015
	SA Rands	
1 REVENUE		
Revenue consists of the following principal categories:		
Gold income	**15,828**	13,318
By-products (note 2)	**330**	484
Dividends received	**500**	-
Management fees received	**55**	109
Royalties received	**47**	50
Interest received (note 24)	**83**	75
	16,843	14,036
2 COST OF SALES		
Cash operating costs	**11,654**	10,491
By-products revenue (note 1)	**(330)**	(484)
	11,324	10,007
Royalties	**77**	49
Other cash costs	**78**	62
Total cash costs	**11,479**	10,118
Retrenchment costs	**154**	83
Rehabilitation and other non-cash costs	**89**	254
Amortisation of tangible assets (note 24)	**2,231**	1,952
Amortisation of intangible assets (notes 10 and 24)	**91**	254
Inventory change	**(34)**	7
	14,010	12,668
3 OTHER OPERATING EXPENSES		
Pension and medical defined benefit provisions	**335**	237
Other expenses	**34**	5
	369	242
4 SPECIAL ITEMS		
(Impairment reversal) impairment and derecognition of assets	**(73)**	114
Net profit on disposal of assets	**(51)**	(6)
Royalties received	**(37)**	(43)
Indirect tax expenses and legal claims	**56**	306
Write-down of inventories	**62**	7
Retrenchment and related costs	**11**	28
Profit on disposal of preference shares in AngloGold Ashanti USA Incorporated (note 24)	**(748)**	-
Other	**-**	9
	(780)	415

Figures in millions	2016	2015
	SA Rands	
5 FINANCE COSTS AND UNWINDING OF OBLIGATIONS		
Finance costs		
Finance lease charges	**22**	24
Finance costs on corporate notes, bank loans and other[1]	**114**	158
Other finance costs	**9**	6
Amortisation of fees	**2**	2
	147	190
Unwinding of obligations	**119**	78
Total finance costs and unwinding of obligations (note 24)	**266**	268

[1] *Finance costs have been determined using the effective interest rate method.*

	2016	2015
6 EMPLOYEE BENEFITS		
Employee benefits including Executive Directors' and Prescribed Officers' salaries and other benefits	**6,671**	6,075
Health care and medical scheme costs		
- current medical expenses	**531**	485
- defined benefit post-retirement medical expenses	**150**	127
Pension and provident plan costs		
- defined contribution	**459**	401
- defined benefit pension plan[1]	**216**	173
Retrenchment costs	**164**	111
Share-based payment expense[2]	**276**	247
Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other (income) expenses	**8,467**	7,619

Refer to group note 30 for details of Directors' and Prescribed Officers' emoluments.

[1] *Employee benefits includes the prior service cost arising from the discontinuance of the defined benefit pension plan.*

[2] *Details of the equity-settled share-based payment arrangements of the group have been disclosed in group note 10. These arrangements consist of awards by the company to employees of various group companies. The income statement expense of R276m (2015: R247m) for the company is only in respect of awards made to employees of the company.*

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2016	2015
	SA Rands	
7 TAXATION		
Current taxation		
Prior year over provision (note 23)	**(35)**	(205)
Deferred taxation		
Temporary differences	**119**	(351)
Prior year over provision	**(4)**	-
Change in estimated deferred tax rate[2]	**(3)**	(231)
(note 21)	**112**	(582)
	77	(787)
Tax rate reconciliation		
A reconciliation of the effective tax rate in the income statement to the prevailing estimated corporate tax rate is set out in the following table:		
	%	%
Effective tax rate	**3**	58
Disallowable items	**14**	(25)
Disposal of AngloGold Ashanti USA Incorporated preference shares	**9**	-
Impairment of investments in subsidiaries	**-**	27
Prior year over (under) provision	**2**	(15)
Change in estimated deferred tax rate[2]	**-**	(17)
Estimated corporate tax rate[1]	**28**	28

[1]   The South African statutory tax rates are as follows:
  - Non-mining statutory tax rate 28% (2015: 28%); and
  - Maximum statutory mining tax rate 34% (2015: 34%).

[2]   The mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the company's current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year.

Figures in millions	2016	2015
	SA Rands	
8 DIVIDENDS		
Preference shares		
Dividend number 34		
A preference dividend of 13,370 SA cents per share was declared and paid on 31 December 2015		267
B preference dividend of 1,250 SA cents per share was declared and paid on 31 December 2015		10
Dividend number 35		
A preference dividend of 20,873 SA cents per share was declared and paid on 31 December 2016	**417**	
B preference dividend of 1,250 SA cents per share was declared and paid on 31 December 2016	**10**	
	427	277

9 TANGIBLE ASSETS

Figures in millions SA Rands	Mine development costs	Mine infra-structure	Mineral rights and dumps	Assets under construction	Land and buildings	Total
Cost						
Balance at 1 January 2015	26,060	6,021	510	2,992	302	35,885
Additions						
- project capital	-	7	-	492	-	499
- stay-in-business capital	1,572	256	-	158	7	1,993
Transfers and other movements[1]	(1,922)	310	-	(277)	2	(1,887)
Balance at 31 December 2015	25,710	6,594	510	3,365	311	36,490
Accumulated amortisation and impairments						
Balance at 1 January 2015	17,365	2,844	292	39	130	20,670
Amortisation for the year	1,624	306	26	-	17	1,973
Impairment and derecognition of assets	46	19	-	-	-	65
Transfers and other movements[1]	(2,036)	(108)	1	-	-	(2,143)
Balance at 31 December 2015	16,999	3,061	319	39	147	20,565
Net book value at 31 December 2015	8,711	3,533	191	3,326	164	15,925
Cost						
Balance at 1 January 2016	**25,710**	**6,594**	**510**	**3,365**	**311**	**36,490**
Additions						
- project capital	**-**	**-**	**-**	450	**-**	450
- stay-in-business capital	1,655	384	-	(8)	-	2,031
Disposals	(48)	-	-	-	-	(48)
Transfers and other movements[1]	(6,261)	(305)	-	(329)	-	(6,895)
Balance at 31 December 2016	**21,056**	**6,673**	**510**	**3,478**	**311**	**32,028**
Accumulated amortisation and impairments						
Balance at 1 January 2016	**16,999**	**3,061**	**319**	**39**	**147**	**20,565**
Amortisation for the year	1,895	336	18	-	17	2,266
Impairment and derecognition of assets	18	19	-	5	-	42
Disposals	(32)	-	-	-	-	(32)
Transfers and other movements[1]	(6,415)	(284)	-	(44)	-	(6,743)
Balance at 31 December 2016	**12,465**	**3,132**	**337**	**-**	**164**	**16,098**
Net book value at 31 December 2016	**8,591**	**3,541**	**173**	**3,478**	**147**	**15,930**

Included in the amounts for land and buildings are assets held under finance leases with a net book value of R90m (2015: R107m).

[1] *Transfers and other movements include amounts from change in estimates of decommissioning assets, asset reclassifications and assets derecognised with a carrying value of nil.*

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2016	2015
	SA Rands	

10 INTANGIBLE ASSETS

Software and licences
Cost

	2016	2015
Balance at beginning of year	777	759
Additions	25	23
Derecognition of assets	(66)	(5)
Balance at end of year	736	777
Accumulated amortisation		
Balance at beginning of year	657	406
Amortisation for the year (notes 2 and 24)	91	254
Derecognition of assets	(60)	(3)
Balance at end of year	688	657
Net book value at end of year	48	120

Figures in millions	2016	2015
	SA Rands	

11 INVESTMENT IN ASSOCIATE

	2016	2015
Carrying value of investment in associate		
Investment in associate	**275**	**409**

Investment in associate comprise:

Name	Effective %		Description	Carrying value SA Rands - Figures in million	
	2016	2015		2016	2015
Unlisted associate					
Rand Refinery (Pty) Limited	**42.4**	42.4	Smelting and refining of gold	**275**	409

Figures in millions	2016	2015
	SA Rands	

	2016	2015
Impairment (impairment reversal) of investment in associate		
Rand Refinery (Pty) Limited	**186**	**(185)**

During 2016, a partial impairment of R186m on the shareholder loan was recognised after considering the current financial position and operating results of Rand Refinery (Pty) Limited.

Figures in millions	2016	2015
	SA Rands	
12 INVESTMENTS IN SUBSIDIARIES		
Shares at cost:		
Advanced Mining Software Limited	**2**	2
AGRe Insurance Company Limited	**149**	149
AngloGold Ashanti Holdings plc	**40,612**	39,126
AngloGold Ashanti USA Incorporated	**949**	1,603
Eastvaal Gold Holdings Limited	**917**	917
First Uranium (Pty) Limited	**1,071**	1,071
Nuclear Fuels Corporation of SA (Pty) Limited	**7**	7
	43,707	42,875
13 INVESTMENT IN ENVIRONMENTAL REHABILITATION TRUST FUND		
Balance at beginning of year	**294**	294
Balance at end of year	**294**	294

The fund is managed by Ashburton Investments and invested mainly in equities, government bonds and other fixed-term deposits. The fair value of the Environmental Trust Fund is R1,307m (2015: R1,223m).

	2016	2015
14 TRADE AND OTHER RECEIVABLES		
Non-current		
Other receivables and deferred loan fees	**1**	2
Current		
Trade receivables	**63**	89
Prepayments and accrued income	**66**	93
Recoverable tax, rebates, levies and duties	**95**	188
Amounts due from related parties	**19**	-
Interest receivable	**4**	1
	247	371
Total trade and other receivables	**248**	373

Current trade receivables are non-interest bearing and are generally on terms less than 90 days.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2016	2015
	SA Rands	
15 INVENTORIES		
Work in progress		
- metals in process	316	389
Finished goods		
- gold doré/bullion	35	1
- by-products	28	71
Total metal inventories	379	461
Mine operating supplies	344	296
Total inventories[(1)]	723	757

[(1)] The amount of the write-down of metals in process, by-products and mine operating supplies to net realisable value, and recognised as an expense is R62m (2015: R7m).

Figures in millions	2016	2015
	SA Rands	
16 INTRA-GROUP BALANCES		
Intra-group receivables		
AngloGold Ashanti Australia Limited	100	79
AngloGold Ashanti Colombia S.A.	55	41
AngloGold Ashanti Córrego do Sitío Mineração S.A.	26	18
AngloGold Ashanti (Ghana) Limited	22	18
AngloGold Ashanti Health (Pty) Limited	26	27
AngloGold Ashanti Holdings plc	2	2
AngloGold Ashanti (Iduapriem) Limited	21	14
AngloGold Ashanti North America Inc	91	74
AngloGold Services Mali	2	3
Bokamoso ESOP Trust	-	4
Cerro Vanguardia S.A.	35	-
Chemwes (Pty) Limited	2,036	2,243
Geita Gold Mining Limited	85	31
Mineração Serra Grande S.A.	6	5
Covalent Water Company (Pty) Limited	87	65
Mine Waste Solutions (Pty) Limited	64	64
Nuclear Fuels Corporation of SA (Pty) Limited	196	356
Société Ashanti Goldfields de Guinée S.A.	40	19
	2,894	3,063
Intra-group payables		
Advanced Mining Software Limited	9	9
AngloGold Ashanti Australia Limited	7	5
AngloGold Ashanti Colombia S.A.	3	-
AngloGold Ashanti (Ghana) Limited	1	2
AngloGold Ashanti Health (Pty) Limited	19	24
AngloGold Ashanti Holdings plc	1,050	1,182
AngloGold Ashanti North America Inc	14	5
AngloGold South America Limited	406	455
Eastvaal Gold Holdings Limited	1,379	1,395
Nuclear Fuels Corporation of SA (Pty) Limited	134	342
	3,022	3,419
Included in the statement of financial position as follows:		
Current assets (note 27)	2,894	3,063
Current liabilities (note 27)	(3,022)	(3,419)
	(128)	(356)

Intra-group balances are interest free and are payable on demand except where otherwise noted.

Figures in millions	2016	2015
	SA Rands	
17 SHARE CAPITAL AND PREMIUM		
Share capital		
Authorised		
600,000,000 ordinary shares of 25 SA cents each	**150**	150
2,000,000 A redeemable preference shares of 50 SA cents each	**1**	1
5,000,000 B redeemable preference shares of 1 SA cent each	**-**	-
30,000,000 C redeemable preference shares of no par value	**-**	-
	151	151
Issued and fully paid		
408,223,760 (2015: 405,265,315) ordinary shares of 25 SA cents each	**102**	102
2,000,000 A redeemable preference shares of 50 SA cents each	**1**	1
778,896 B redeemable preference shares of 1 SA cent each	**-**	-
	103	103
Share premium		
Balance at beginning of year	**49,972**	49,662
Ordinary shares issued	**623**	310
Balance at end of year	**50,595**	49,972
Share capital and premium	**50,698**	50,075

The rights and restrictions applicable to the A, B and C redeemable preference shares are detailed in group note 22.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2016	2015
	SA Rands	
18 BORROWINGS		
Non-current		
Unsecured		
Syndicated revolving credit facility (R1.5bn)	**1,204**	997
Interest charged at JIBAR plus 1.2% per annum. The facility was issued on 3 December 2013 and is available until 3 December 2018. The loan is subject to debt covenant arrangements for which no default event occurred and is SA rand-based.		
Secured		
Finance leases		
Turbine Square Two (Pty) Limited	**217**	236
The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The buildings financed are used as security for these loans.		
Total non-current borrowings including current portion	**1,421**	1,233
Current portion of non-current borrowings included in current liabilities	**(23)**	(27)
Total non-current borrowings	**1,398**	1,206
Current		
Current portion of non-current borrowings included above	**23**	27
Unsecured		
R750m bonds - repayable December 2016	**-**	753
FirstRand Bank Limited demand facility	**-**	2
Total current borrowings	**23**	782
Total borrowings (note 27)	**1,421**	1,988
Amounts falling due		
Within one year	**23**	782
Between two and five years	**1,382**	1,132
After five years	**16**	74
(note 27)	**1,421**	1,988
Undrawn facilities		
Undrawn borrowing facilities as at 31 December are as follows:		
Syndicated revolving credit facility (R1.5bn) - SA rand	**300**	508
Syndicated revolving credit facility (R1.4bn) - SA rand	**1,400**	1400
FirstRand Bank Limited - SA Rand	**500**	500
	2,200	2,408

Figures in millions	2016	2015
	SA Rands	
19 ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS		
Provision for decommissioning		
Balance at beginning of year	950	640
Change in estimates[1]	(152)	257
Utilised during the year	(29)	(12)
Unwinding of decommissioning obligation	96	65
Balance at end of year	865	950
Provision for restoration		
Balance at beginning of year	228	113
Change in estimates[1]	(90)	102
Unwinding of restoration obligation	23	13
Balance at end of year	161	228
Other provisions		
Balance at beginning of year	31	-
Change in estimates	38	31
Utilised during the year	(26)	-
Balance at end of year	43	31
Total environmental rehabilitation and other provisions	1,069	1,209

[1] The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows.

Figures in millions	2016	2015
	SA Rands	
20 PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS		
Defined benefit plans		
The company has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:		
AngloGold Ashanti Limited Pension Fund[1]	-	(290)
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees	1,499	1,492
Transferred to other non-current assets		
- AngloGold Ashanti Limited Pension Fund	-	290
	1,499	1,492

[1] During 2016, regulatory approval was granted for the pension fund liability to be transferred to a non-recourse insurance policy for pensioners and for the active employees' pension obligation to be transferred to a defined contribution fund (note 6).

Figures in millions	2016	2015
	SA Rands	

20 PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS (continued)

Post-retirement medical scheme for AngloGold Ashanti Limited South African employees

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.

The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2016.

Information with respect to the defined benefit liability is as follows:

	2016	2015
Benefit obligation		
Balance at beginning of year	**1,492**	1,566
Current service cost	**4**	5
Interest cost	**146**	122
Benefits paid	**(111)**	(110)
Actuarial gain	**(32)**	(91)
Balance at end of year	**1,499**	1,492
Unfunded status at end of year	**(1,499)**	(1,492)
Net amount recognised	**(1,499)**	(1,492)
Components of net periodic benefit cost		
Current service cost	**4**	5
Interest cost	**146**	122
Net periodic benefit cost	**150**	127
Assumptions		
Assumptions used to determine benefit obligations at the end of the year are as follows:		
Discount rate	**9.31%**	10.10%
Expected increase in health care costs	**8.30%**	9.10%
Assumed health care cost trend rates at 31 December:		
Health care cost trend assumed for next year	**8.30%**	9.10%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	**8.30%**	9.10%

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:

	2016	2015
Effect on total service and interest cost - 1% point increase	**15**	
Effect on post-retirement benefit obligation - 1% point increase	**137**	
Effect on total service and interest cost - 1% point decrease	**(13)**	
Effect on post-retirement benefit obligation - 1% point decrease	**(119)**	

Figures in millions	2016	2015
	SA Rands	

20 PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS (continued)

Post-retirement medical scheme for AngloGold Ashanti Limited South African employees (continued)

Cash flows
Contributions
The company expects to contribute R116m to the post-retirement medical plan in 2017.

Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

	2016	2015
2017	**116**	
2018	**122**	
2019	**127**	
2020	**132**	
2021	**137**	
Thereafter	**865**	

21 DEFERRED TAXATION

Deferred taxation

Deferred taxation relating to temporary differences is made up as follows:

	2016	2015
Liabilities		
Tangible assets	**3,825**	3,897
Prepayments	**11**	22
Inventories	**-**	1
	3,836	3,920
Assets		
Provisions	**861**	987
Tax losses	**132**	196
	993	1,183
Net deferred taxation liability	**2,843**	2,737
The movement on the deferred tax balance is as follows:		
Balance at beginning of year	**2,737**	3,273
Taxation on items included in income statement (note 7)	**112**	(582)
Taxation on items included in other comprehensive income	**(6)**	46
Balance at end of year	**2,843**	2,737

22 TRADE AND OTHER PAYABLES

	2016	2015
Trade payables	**956**	1,093
Accruals and other	**3,343**	4,238
(note 27)	**4,299**	5,331

Trade and other payables are non-interest bearing and are normally settled within 60 days.

23 TAXATION

	2016	2015
Balance at beginning of year	**29**	117
Refunds during the year	**46**	167
Payments during the year	**(5)**	(50)
Taxation of items included in income statement (note 7)	**(35)**	(205)
Balance at end of year	**35**	29

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2016	2015
	SA Rands	
24 CASH GENERATED FROM OPERATIONS		
Profit (loss) before taxation	**2,389**	(1,364)
Adjusted for:		
Amortisation of tangible assets (note 2)	**2,231**	1,952
Finance costs and unwinding of obligations (note 5)	**266**	268
Environmental, rehabilitation and other expenditure	**(254)**	(20)
Special items	**(744)**	344
Amortisation of intangible assets (notes 2 and 10)	**91**	254
Impairment of investments in subsidiaries	**-**	1,254
Impairment (reversal of impairment)	**186**	(162)
Interest received (note 1)	**(83)**	(75)
Foreign currency translation on intergroup loans	**(180)**	406
Other non-cash movements	**(713)**	(728)
Movements in working capital	**(36)**	(67)
	3,153	2,062
Movements in working capital:		
Increase in inventories	**(28)**	(45)
Decrease (increase) in trade and other receivables	**136**	(11)
Decrease in trade and other payables	**(144)**	(11)
	(36)	(67)

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2016	2015
	SA Rands	

25 RELATED PARTIES

Material related party transactions were as follows:

Sales and services rendered to related parties

Subsidiaries[1][2]	**2,617**	2,535

Purchases and services acquired from related parties

Subsidiaries[1][2]	**866**	719

Outstanding balances arising from sale of goods and services due by related parties

Subsidiaries	**3,188**	3,357

Outstanding balances arising from purchases of goods and services and other loans owed to related parties

Subsidiaries	**3,022**	3,419

Amounts owed to/due by related parties above are unsecured and non-interest bearing.

Management fees, royalties, interest and net dividends from subsidiaries amounts to R24m (2015: R291m). Dividends of R100m (2015: nil) were received in cash.

During 2016, the company disposed of 500 preference shares in AGA USA Incorporated and acquired 101,129,878 ordinary shares in AG Holdings plc resulting in a profit of R748m (note 4).

The company received a claim from its insurance subsidiary, AGRe Insurance Company Limited of nil (2015: R20m).

Details of guarantees to related parties are included in note 26.

Refer to page 119 for the list of principal subsidiaries and operating entities.

Directors and other key management personnel
Details relating to directors' and prescribed officers' emoluments and shareholdings in the company are disclosed in group note 30.

[1] *Includes VAT where applicable*
[2] *The methods applied for collating related party transactions have been reassessed during the current year and comparatives have been restated to accord with current year disclosures.*

Figures in millions	2016	2015
	SA Rands	

26 CONTRACTUAL COMMITMENTS AND CONTINGENCIES

Operating leases

At 31 December 2016, the company was committed to making the following payments in respect of operating leases for amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.

Expiry:

- within one year	**59**	65
- between one and two years	**16**	18
- between two and five years	**50**	54
	125	137

Operating lease charges included in profit before taxation amounts to R102m (2015: R54m).

26 CONTRACTUAL COMMITMENTS AND CONTINGENCIES (continued)

Finance leases

The company has finance leases for buildings. The leases for buildings have terms of renewal but no purchase options and escalation clauses. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:

Figures in millions SA Rands	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	2016		2015	
Within one year	44	24	41	19
After one year but not more than five years	221	177	203	143
More than five years	16	16	79	74
Total minimum lease payments	281	217	323	236
Amounts representing finance charges	(64)	-	(87)	-
Present value of minimum lease payments	217	217	236	236

Figures in millions	2016	2015
	SA Rands	
Capital commitments		
Acquisition of tangible assets		
Contracted for	176	152
Not contracted for	4,097	9,177
Authorised by the directors	4,273	9,329
Allocated to:		
Project capital		
- within one year	319	629
- thereafter	3,504	6,128
	3,823	6,757
Stay-in-business capital		
- within one year	438	566
- thereafter	12	2,006
	450	2,572

Figures in millions	2016	2015
	SA Rands	
Purchase obligations		
Contracted for		
- within one year	1,019	540

Purchase obligations represent contractual obligations for the purchase of mining contract services, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the company is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

26 CONTRACTUAL COMMITMENTS AND CONTINGENCIES (continued)

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the company's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the company believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Contingencies

Figures in millions	2016	2015
	SA Rands	
Contingent liabilities		
Occupational Diseases in Mines and Works Act (ODMWA) litigation[1]	-	-
Groundwater pollution[2]	-	-
Deep groundwater pollution[3]	-	-
Contingent asset		
Royalty - Tau Lekoa Gold Mine[4]	-	-
Guarantees		
Financial guarantees		
Syndicated revolving credit facility[5]	13,731	15,462
A$ Syndicated revolving credit facility[6]	4,954	5,624
Rated bonds[7]	24,029	27,057
$1.25bn bonds[8]	-	7,278
Performance guarantee		
Mine Waste Solutions[9]	-	-
	42,714	55,421

Contingent liabilities

Litigation claim

[1] Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an "employee" who qualifies for compensation in respect of "compensable diseases" under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti and members of the working group (discussed below) have been subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

In November 2014, Anglo American South Africa, AngloGold Ashanti, Gold Fields Limited, Harmony Gold Mining Company Limited and Sibanye Gold Limited formed an industry working group on OLD to address issues relating to compensation and medical care for occupational lung disease in the gold mining industry in South Africa. The working group now also includes African Rainbow Minerals (ARM). The working group remains of the view that achieving a comprehensive settlement which is both fair to past, present and future employees, and sustainable for the sector, is preferable to protracted litigation.

The companies are among respondent companies in a number of lawsuits related to OLD. The companies do not believe that they are liable in respect of the claims brought, and they are defending these. They do, however, believe that they should work together to seek a solution to this South African mining industry legacy issue. The working group will continue with its efforts – which have been ongoing for more than two years – to find common ground with all stakeholders, including government, labour and the claimants' legal representatives.

26 CONTRACTUAL COMMITMENTS AND CONTINGENCIES (continued)

Contingent liabilities - Litigation claim (continued)

AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields Limited, Harmony Gold Mining Company Limited, DRDGold Limited, Randgold and Exploration Company Limited, and Sibanye Gold Limited, were served with a consolidated class action application on 21 August 2013. On 13 May 2016, the South Gauteng High Court of South Africa ruled in favour of the applicants and found that there were sufficient common issues to certify two industry-wide classes: a Silicosis Class and a Tuberculosis Class, each of which cover current and former underground mineworkers who worked in South African mines from 12 March 1965 and who have contracted the respective diseases (or the dependents of mineworkers who died of those diseases). The High Court ordered a two-stage process in the class action. The first stage is to resolve common issues and allow the individuals to opt out. The second stage will allow the individuals to opt in to the class to make their claims against the respondent mining companies. The High Court also decided that claims for general damages (i.e. pain and suffering and loss of amenities of life) will be transferable to the estate or executor of any deceased mineworker who dies after the date of filing of the certification application. On 3 June 2016, AngloGold Ashanti, together with certain of the other mining companies, filed an application with the High Court for leave to appeal to the Supreme Court of Appeal. Arguments in the application for leave to appeal were heard on 23 June 2016. On 24 June 2016, leave to appeal was (i) granted in respect of the issue of the transferability of deceased mineworkers' claims for general damages but (ii) denied in respect of all other orders of the High Court. On 15 July 2016 AngloGold Ashanti, along with several other respondent companies, filed a petition with the Supreme Court of Appeal (SCA) for leave to appeal such other orders of the High Court, and on 13 September 2016, the SCA granted the mining companies leave to appeal the entire High Court ruling to the SCA.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. Given the inherent legal and factual uncertainties with respect to the pending claims and other claims not yet filed against the company, no reliable estimate can be made for the obligation.

Other

[2] Groundwater pollution – The company has identified groundwater contamination plumes at its Vaal River and West Wits operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

[3] Deep groundwater pollution - The company has identified potential water ingress and future pollution risk posed by deep ground water in certain underground mines in South Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999 to understand this potential risk. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Contingent asset

[4] Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the company is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 678,149oz (2015: 608,830oz) produced have been received to date.

26 CONTRACTUAL COMMITMENTS AND CONTINGENCIES (continued)

Guarantees

[5] The company, together with AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, has provided guarantees for all payments and other obligations of the borrowers and the other guarantors under the $1bn five-year syndicated revolving credit facility entered into during July 2014.

[6] The company, together with AngloGold Ashanti Holdings plc has provided guarantees for all payments and other obligations of AngloGold Ashanti Australia Limited under the A$500m five-year syndicated revolving credit facility entered into during July 2014.

[7] The company has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700m 5.375% rated bonds due 15 April 2020, the issued $300m 6.5% rated bonds due 15 April 2040 and the $750m 5.125% rated bonds issued during July 2012, due 1 August 2022.

[8] The company settled the remaining portion of the issued $1.25 billion 8.5% bonds on 1 August 2016.

[9] As part of the acquisition by the company of First Uranium (Pty) Limited during 2012, the owner of Mine Waste Solutions, the company agreed to guarantee the observance and performance of existing delivery obligations of a wholly owned subsidiary of Mine Waste Solutions to sell to an existing customer at a pre-agreed price, 25% of the gold produced at a gold recovery plant located in northwest South Africa, subject to a cap of 312,500oz over the life of the contract. As at 31 December 2016, 197,528oz (2015: 220,447oz) remain to be delivered against the guarantee over the life of the contract.

27 FINANCIAL RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the company is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on- and off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for speculative purposes. The company has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.

Managing risk in the company

Risk management activities within the company are the ultimate responsibility of the board of directors. The Chief Financial Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the company's counterparties.

The financial risk management objectives of the company are defined as follows:

- safeguarding the company's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;

- effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;

- ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and

- ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the company and that they comply where necessary with all relevant regulatory and statutory requirements.

Gold price and foreign exchange risk

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US dollars which exposes the company to the risk that fluctuations in the SA rand/US dollar exchange rate may also have an adverse effect on current or future earnings. The company is also exposed to certain by-product commodity price risk.

27 FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Managing risk in the company (continued)

Net open hedge position as at 31 December 2016

The company had no outstanding commitments against future production.

Interest rate and liquidity risk

Refer note 32 in the group financial statements. At each of the financial years ended 31 December 2016 and 2015, the company was in a net current liability position. The company will fund current liabilities from operating cash flows and borrowings.

The following are the contractual maturities of financial liabilities, including interest payments:

Financial liabilities

SA Rands	Within one year Million	Effective rate %	Between one and two years Million	Effective rate %	Between two and five years Million	Effective rate %	After five years Million	Effective rate %	Total Million
2016									
Financial guarantees	-		-		28,297		14,417		42,714
Borrowings	147	8.8	1,349	8.7	173	9.8	16	9.8	1,685
Trade and other payables (note 22)	4,299		-		-		-		4,299
Intra-group balances (note 16)	3,022	(1)	-		-		-		3,022
2015									
Financial guarantees	-		-		39,187		16,234		55,421
Borrowings	928	8.1	119	7.9	1,219	8.3	79	9.8	2,345
Trade and other payables (note 22)	5,331		-		-		-		5,331
Intra-group balances (note 16)	3,419	(1)	-		-		-		3,419

(1) *Effective rate less than 0.1%*

Financial guarantees and their related amounts included in the statement of financial position include:

	SA Rands			
	Guarantee	Included in statement of financial position	Guarantee	Included in statement of financial position
Figures in millions		2016		2015
Syndicated revolving credit facility	13,731	451	15,462	629
A$ Syndicated revolving credit facilities	4,954	209	5,624	291
Rated bonds	24,029	1,656	27,057	1,879
$1.25bn bonds	-	-	7,278	380
	42,714	2,316	55,421	3,179

Credit risk
Refer note 32 in the group financial statements.

27 FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Managing risk in the company (continued)

The combined maximum credit risk exposure of the company is as follows:

Figures in millions	2016	2015
	SA Rands	
Other investments	10	5
Trade and other receivables	86	90
Intra-group balances (note 16)	2,894	3,063
Cash restricted for use	-	11
Cash and cash equivalents	607	291
Total financial assets	3,597	3,460
Financial guarantees (note 26)	42,714	55,421

The non-performance risk is insignificant.

The company has trade and other receivables that are past due totalling R18m (2015: R18m), an impairment totalling nil (2015: impairment of R43m), and other investments that are impaired totalling nil (2015: R3m). The principal receivables continue to be in a sound financial position. No other financial assets are past due but not impaired.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair value of the company's other investments and borrowings as at 31 December are as follows:

Type of instrument

	SA Rands			
Figures in millions	Carrying amount	Fair value	Carrying amount	Fair value
SA Rands	2016		2015	
Financial assets				
Other investments	24	24	19	19
Financial liabilities				
Borrowings (note 18)	1,421	1,421	1,988	1,988

The following methods and assumptions were used to estimate the fair value borrowings:

Borrowings
The interest rate on the borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Fair value of financial instruments hierarchy

The company uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

27 FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Fair value of financial instruments (continued)

The following table sets out the company's financial assets and liabilities measured at fair value by level within the fair value hierarchy as at 31 December.

Type of instrument

Figures in millions SA Rands	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	2016				2015			
Assets measured at fair value on a recurring basis								
Available-for-sale financial assets								
Equity securities	**10**	**-**	**-**	**10**	5	-	-	5

Sensitivity analysis

Derivatives
Refer note 32 in the group financial statements.

Interest rate risk on other financial assets and liabilities (excluding derivatives)
Refer note 32 in the group financial statements.

Trade, other receivables and other assets and trade and other payables
The carrying amounts of these items approximate fair value due to their short term nature.

28 CAPITAL MANAGEMENT

Capital is managed on a group basis only and not on a company basis. Refer to note 33 in the group financial statements.

29 RECENT DEVELOPMENTS

Refer group note 34.

PRINCIPAL SUBSIDIARIES AND OPERATING ENTITIES

For the year ended 31 December 2016

Principal subsidiaries are those subsidiaries that hold material contracts and/or act as borrowers and/or guarantors of such material contracts or operating mines.

		Shares held		Holding	Percentage held	
		2016	2015		2016	2015
Principal subsidiaries and controlled operating entities[1]						
AngloGold Ashanti Australia Limited[2]	2	**257,462,077**	257,462,077	I	**100**	100
AngloGold Ashanti Holdings plc	6	**5,326,550,917**	5,219,748,514	D	**100**	100
AngloGold Ashanti USA Incorporated[3]	10	**237**	237	D	**100**	100
		-	* 500	D		
Operating entities						
AngloGold Ashanti Córrego do Sítio Mineração S.A.	3	**4,167,084,999**	4,167,084,999	I	**100**	100
AngloGold Ashanti (Ghana) Limited[4]	4	**132,419,584**	132,419,584	I	**100**	100
AngloGold Ashanti (Iduapriem) Limited	4	**66,270**	66,270	I	**100**	100
Cerro Vanguardia S.A.	1	**13,875,000**	13,875,000	I	**92.50**	92.50
Geita Gold Mining Limited	9	**123,382,772**	123,382,772	I	**100**	100
Mineração Serra Grande S.A.	3	**1,999,999**	1,999,999	I	**100**	100
Societé AngloGold Ashanti de Guinée S.A.	5	**3,486,134**	3,486,134	I	**85**	85
Joint venture operating entities						
Kibali (Jersey) Limited[5]	7	**2,310**	2,310	I	**50**	50
Société des Mines de Morila S.A.	8	**400**	400	I	**40**	40
Société d'Exploitation des Mines d'Or de Sadiola S.A.	8	**41,000**	41,000	I	**41**	41
Société d'Exploitation des Mines d'Or de Yatela S.A.	8	**400**	400	I	**40**	40
Unincorporated joint operation						
Tropicana joint venture	2	**n/a**	n/a	I	**70**	70

* Indicates preference shares
D – Direct Holding
I – Indirect Holding

[1] All the operations in South Africa, namely, Mine Waste Solutions, Kopanang, Moab Khotsong, Mponeng and TauTona are all held by the parent company, AngloGold Ashanti Limited.

[2] Owner of the Sunrise Dam operation and the Tropicana joint venture in Australia.

[3] All issued and outstanding 8% cumulative stock redeemed by AngloGold Ashanti USA Incorporated, effective 29 July 2016.

[4] Operates the Obuasi mine in Ghana.

[5] Owner of Kibali Goldmines S.A. which operates the Kibali mine in the Democratic Republic of the Congo.

1	Argentina		6	Isle of Man
2	Australia		7	Jersey
3	Brazil		8	Mali
4	Ghana		9	Tanzania
5	Republic of Guinea		10	United States of America

ANNEXURE A
Summary of significant accounting policies

EQUITY-ACCOUNTED INVESTMENTS

Joint ventures

A joint venture is an entity in which the group holds a long term interest and which the group and one or more other ventures jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. The group's interests in joint arrangements classified as joint ventures are accounted for using the equity method.

Material profits and losses realised in connection with transactions between the group and joint ventures are eliminated in proportion to share ownership. Such profits and losses are deducted from the group's equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from joint ventures are included in operating activities in the cash flow statement.

Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

Associates

The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity-accounted from the effective date of acquisition to the effective date of disposal. If necessary, impairment losses on loans and equity are reported under share of profit and loss from investments accounted for using the equity method.

Material profits and losses realised in connection with transactions between the group and associated companies are eliminated in proportion to share ownership. Such profits and losses are deducted from the group's equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from associates are included in investing activities in the cash flow statement.

Associates are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

Joint ventures and associates

Any losses of equity-accounted investments are brought to account in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such investees.

The carrying value of equity-accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment losses recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity-accounted investments is reviewed when indicators arise and if any impairment in value has occurred; it is recognised in the period in which the impairment arose.

UNINCORPORATED JOINT VENTURES – JOINT OPERATIONS

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the use of assets and obligations for the liabilities of the arrangement. The group accounts for activities under joint operations by recognising in relation to the joint operation, the assets it controls and the liabilities it incurs, the expenses it incurs and the revenue from the sale or use of its share of the joint operations output.

FOREIGN CURRENCY TRANSLATION

Functional currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The functional currency of the parent company is South African Rands.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the reporting period exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except for hedging derivative balances that are within the scope of IAS 39 "Financial Instruments: Recognition and Measurement". Translation differences on these balances are reported as part of their fair value gain or loss.

Group companies

The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- share capital and premium are translated at historical rates of exchange at the reporting date;
- retained earnings are converted at historical average exchange rates;
- assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
- income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction);
- all resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation); and
- other reserves, other than those translated above, are converted at the official closing rate at each reporting date. These resulting exchange differences are recognised in retained earnings.

Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income on consolidation. On repayment or realisation, permanent loans and investments are recycled from FCTR to the income statement. For the company, the exchange differences on such monetary items are reported in the company income statement.

SEGMENT REPORTING

An operating segment is a business activity whose results are regularly reviewed by the chief operating decision maker in order to make decisions about resources to be allocated to it and to assess its performance and for which discrete financial information is available. The chief operating decision maker has been determined to be the Executive Committee.

TANGIBLE ASSETS

Tangible assets are recorded at cost less accumulated amortisation and impairments/reversals. Cost includes pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.

Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

If there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to and/or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount, this effect is recognised as income. The change in depreciation charge is recognised prospectively.
For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life.

For those assets not amortised on the units-of-production method, amortisation is calculated over their estimated useful life as follows:

- buildings up to life of mine;
- plant and machinery up to life of mine;
- equipment and motor vehicles up to five years;
- computer equipment up to three years; and
- leased assets over the shorter of the period of the lease and the useful life.

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

Assets are amortised to residual values. Residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount at the date of sale. These are included in the income statement.

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and, to expand the capacity of a mine. Mine development costs include acquired proved and probable Ore Reserve at cost at the acquisition date. These costs are amortised from the date on which commercial production begins.

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable Ore Reserve. The proved and probable Ore Reserve reflects estimated quantities of reserves which can be recovered economically in the future from known mineral deposits.

Capitalised mine development costs also include stripping activity assets relating to production stripping activities incurred in the production phase of open-pit operations of the group. Once determined that any portion of the production stripping costs should be capitalised, the group determines the average mine costs per tonne of the component and the waste tonnes to which the production stripping costs relate to determine the amount of the production stripping costs that should be capitalised. Stripping activity assets are amortised on a units-of-production method based on the Ore Reserve of the component of the orebody to which these assets relate.

The average mine cost per tonne of the component is calculated as the total expected costs to be incurred to mine the relevant component of the orebody, divided by the number of tonnes expected to be mined from the component. The average mine cost per tonne of the component to which the stripping activity asset relates are recalculated annually in the light of additional knowledge and changes in estimates.

Mine infrastructure

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable Ore Reserve. Other tangible assets comprising vehicles and computer equipment are depreciated by the straight-line method over their estimated useful lives.

Land and assets under construction

Land and assets under construction are not depreciated and are measured at historical cost less impairments.

Mineral rights and dumps

Mineral rights are amortised using the units-of-production method based on the estimated proved and probable Ore Reserve. Dumps are amortised over the period of treatment.

Exploration and evaluation assets

All exploration costs are expensed until it is concluded that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, several different sources of information are used depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information used to make that determination depends on the level of exploration:

- Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable Ore Reserve at this location;

- Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased inclusive proved and probable Ore Reserve after which the expenditure is capitalised as a mine development cost; and
- Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as a mine development cost.

Costs relating to property acquisitions are capitalised within development costs.

INTANGIBLE ASSETS

Acquisition and goodwill arising thereon

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond proved and probable, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries is disclosed as goodwill.

Goodwill relating to subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Royalty rate concession

The royalty rate concession with the government of Ghana was capitalised at fair value at agreement date. Fair value represents a present value of future royalty rate concessions over 15 years. The royalty rate concession has been assessed to have a finite life and is amortised on a straight-line method over a period of 15 years, the period over which the concession runs. The related amortisation expense is charged through the income statement. This intangible asset is tested for impairment when there is an indicator of impairment.

Software

Software purchased, including direct costs associated with customisation and installation of the software, is capitalised.

Internally-developed software is capitalised when it meets the criteria for capitalisation. Other software development expenditure is charged to the income statement when incurred. Software is amortised on a straight-line basis over its useful life which is determined to be the lesser of the license period of the software; the manufacturer's announced upgrade that management intends to implement; or 3 years. Useful lives are reviewed, and adjusted if appropriate, annually.

IMPAIRMENT OF ASSETS

Intangible assets that have an indefinite useful life and separately recognised goodwill are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

LEASED ASSETS

Assets subject to finance leases are capitalised at the lower of their fair value or the present value of minimum lease payments measured at inception of the lease with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

EXPLORATION AND RESEARCH EXPENDITURE

Pre-license costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, Mineral Resource and exploratory drilling costs.

INVENTORIES

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and obsolete items. Cost is determined on the following bases:
- metals in process are valued at the average total production cost at the relevant stage of production;
- gold doré/bullion is valued on an average total production cost method;
- ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;
- by-products, which include uranium oxide and sulphuric acid, are valued using an average total production cost method. By-products are classified as a non-current asset where the by-products on hand exceed current processing capacity;
- mine operating supplies are valued at average cost; and
- heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which metals are expected to be recovered in a period longer than 12 months is classified as a non-current asset.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.

PROVISIONS

Provisions are recognised when the group has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the obligation at the reporting date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.

AngloGold Ashanti does not recognise a contingent liability on its statement of financial position except in a business combination where the contingent liability represents a possible obligation.

EMPLOYEE BENEFITS

Pension obligations

Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

A defined contribution plan is a pension scheme under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in current and prior periods. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future contribution payments is available.

The asset/liability recognised in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The value of any defined benefit asset recognised is restricted to the sum of any past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are immediately recorded in other comprehensive income.

Other post-employment benefit obligations

Some group companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises a liability and expense for termination benefits at the earlier of the following dates: (a) when the entity can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and involves the payment of termination benefits. The group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after reporting date are discounted to present value.

Profit-sharing and bonus plans

The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the group's shareholders after certain adjustments. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Share-based payments

The group's management awards certain employee bonuses in the form of equity-settled share-based payments on a discretionary basis.

The fair value of the equity instruments granted is calculated at measurement date, for transactions with employees this is at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.

Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other capital reserves based on the group's estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.

In the company financial statements, share-based payment arrangements with employees of other group entities are recognised by charging that entity its share of the expense and a corresponding increase in other capital reserves. When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

ENVIRONMENTAL EXPENDITURE

The group has long term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the group's environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.

Contributions for the South African operations are made to Environmental Rehabilitation Trust Funds, created in accordance with local statutory requirements where applicable, to solely fund the estimated cost of rehabilitation during and at the end of the life of a mine. The amounts contributed to the trust funds are accounted for as non-current assets in the company. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income. For group purposes, the trusts are consolidated.

Decommissioning costs

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commences. Accordingly, a provision and a decommissioning asset is recognised and included within mine infrastructure.

Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Restoration costs

The provision for restoration represents the cost of restoring site damage after the start of production. Changes in the provision are recorded in the income statement as a cost of production.

Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and adjusted for risks specific to the liability. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

REVENUE RECOGNITION

Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to the group and revenue and costs can be reliably measured. The following criteria must also be present:
- the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
- dividends and royalties are recognised when the right to receive payment is established;
- interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group; and
- where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.

TAXATION

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.

Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period in other comprehensive income or directly in equity, or a business combination that is an acquisition.

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date. Interest and penalties, if any, are recognised in the income statement as part of taxation expense.

SPECIAL ITEMS

Items of income and expense that require separate disclosure, in accordance with IAS 1.97, are classified as special items on the face of the income statement. Special items that relate to the underlying performance of the business are classified as operating special items and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as non-operating special items.

FINANCIAL INSTRUMENTS

Financial instruments are initially measured at fair value when the group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit or loss. The subsequent measurement of financial instruments is dealt with below.

A financial asset is derecognised when the right to receive cash flows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in profit or loss.

Regular way purchases and sales of all financial assets and liabilities are accounted for at settlement date.

Derivatives and hedge accounting

The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of future planned gold production. In addition, the group enters into derivatives to manage interest rate and currency risk.

The method of recognising fair value gains and losses depends on whether derivatives are classified as held for trading or are designated as hedging instruments, and if the latter, the nature of the risks being hedged. The group designates derivatives as either hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedges); or hedges of the fair value of recognised asset or liability or a firm commitment (fair value hedges).

All other derivatives are classified as held for trading and are subsequently measured at their estimated fair value, with the changes in estimated fair value in the statement of financial position as either a derivative asset or derivative liability, including translation differences, at each reporting date being reported in earnings in the period to which it relates. Fair value gains and losses on these derivatives are included in gross profit in the income statement.

Commodity-based (normal purchase or normal sale) derivative contracts that meet the requirements of IAS 39 are recognised in earnings when they are settled by physical delivery.

The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Other investments

Listed equity investments and unlisted equity investments, other than investments in subsidiaries, joint ventures, and associates, are classified as available-for-sale financial assets and subsequently measured at fair value. Listed investments' fair values are calculated by reference to the quoted selling price at the close of business on the reporting date. Fair values for unlisted equity investments are estimated using methods reflecting the economic circumstances of the investee. Equity investments for which fair value cannot be measured reliably are recognised at cost less impairment. Changes in fair value are recognised in other comprehensive income in the period in which they arise. These amounts are removed from other comprehensive income and reported in income when the asset is derecognised or when there is objective evidence that the asset is impaired based on a significant or prolonged decrease in the fair value of the equity instrument below its cost.

Investments which management has the intention and ability to hold to maturity are classified as held-to-maturity financial assets and are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that held-to-maturity financial assets are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.

Other non-current assets

Loans and receivables are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.

Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the group will not be able to collect all amounts due according to the original terms of the receivables. Objective evidence includes failure by the counterparty to perform in terms of contractual arrangements and agreed terms. The amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Impairments relate to specific accounts whereby the carrying amount is directly reduced. The impairment is recognised in the income statement.

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. They are measured at amortised cost which is deemed to be fair value as they have a short-term maturity.

Cash restricted for use

Cash which is subject to legal or contractual restrictions on use is classified separately as cash restricted for use.

Financial liabilities

Financial liabilities, other than derivatives and liabilities classified as at fair value through profit or loss, are subsequently measured at amortised cost, using the effective interest rate method.

Financial liabilities permitted to be designated on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise. Fair value of a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued.

Financial guarantee contracts are accounted for as financial instruments and measured initially at estimated fair value. They are subsequently measured at the higher of the amount determined in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", and the amount initially recognised less (when appropriate) cumulative amortisation recognised in accordance with IAS 18 "Revenue".

Fair value measurements

The group measures financial instruments at fair value at each reporting date where relevant. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

For the purpose of fair value disclosures, the group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy. The group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

SHAREHOLDERS AT 31 DECEMBER 2016

According to information available to the directors, the following are the only shareholders whose holdings, directly or indirectly, are in excess of 5% of the ordinary issued share capital of the company:

Shareholders or their subsidiaries directly or indirectly holding >5% of AngloGold Ashanti's capital	Ordinary shares held			
	31 December 2016		31 December 2015	
	Number	%	Number	%
Black Rock Inc.	42,966,540	10.53		
Public Investment Corp. of South Africa	25,580,542	6.27	25,936,314	6.40
Van Eck Global	24,485,374	6.00	26,941,752	6.65
Investec Asset Management Pty Ltd. (South Africa)			31,185,069	7.69
Paulson & Co., Inc.			25,027,300	6.18
Dimensional Fund Advisors			20,901,571	5.16

The Bank of New York Mellon holds 176,085,993 shares representing a holding of 43% (2015: 198,617,090 shares, a 49% holding) through various custodians in respect of ADSs issued by the Bank, as AngloGold Ashanti's ADS custodian.

Shareholder spread as at 31 December 2016:

Class of shareholder	Number of shares held	% of total shares in issue	Number of shareholders	% of total shares in issue
Public shareholders	401,593,563	98.38	13,951	99.93
Non-Public				
Directors	256,547	0.06	8	0.06
Strategic holdings (Government of Ghana)	6,373,650	1.56	1	0.01
Total	**408,223,760**	**100.00**	**13,960**	**100.00**

A redeemable preference shares
B redeemable preference shares
} All redeemable preference shares are held by a wholly-owned subsidiary company.

ANNUAL REPORTS

Should you wish to receive a printed copy of AngloGold Ashanti's Annual Financial Statements 2016, please request same from the contact persons listed at the end of this report, or from the company's website, or from companysecretary@anglogoldashanti.com, or PO Box 62117, Marshalltown, Johannesburg, 2107.

GLOSSARY OF TERMS AND ABBREVIATIONS

Glossary of terms and Non-GAAP metrics

All-in sustaining costs:	During June 2013 the World Gold Council (WGC), an industry body, published a Guidance Note on 'all-in sustaining costs' metric, which gold mining companies can use to supplement their overall non-GAAP disclosure. 'All-in sustaining costs' is an extension of the existing 'total cash cost' metric and incorporates all costs related to sustaining production and in particular recognising the sustaining capital expenditure associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with developing and maintaining gold mines. This metric also includes the cost associated with corporate office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation costs associated with sustaining current operations. All-in sustaining costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.
All-in costs:	All-in costs are all-in sustaining costs including additional non-sustaining costs which reflect the varying costs of producing gold over the life-cycle of a mine.
	Non-sustaining costs are those costs incurred at new operations and costs related to 'major projects' at existing operations where these projects will materially increase production.
	All-in costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.
By-products:	Any products that emanate from the core process of producing gold, including silver, uranium and sulphuric acid.
Capital expenditure:	Total capital expenditure on tangible and intangible assets which includes stay-in-business and project capital.
Adjusted EBITDA:	Operating profit (loss) before amortisation of tangible and intangible assets, retrenchment costs at the operations, impairment and derecognition of goodwill, tangible and intangible assets, impairment of investments, profit (loss) on disposal and derecognition of assets and investments, gain (loss) on unrealised non-hedge derivatives and other commodity contracts, fair value adjustment on issued bonds, write-off of stockpile and heap leach inventories to net realisable value, repurchase premium on part settlement of $1.25bn bonds plus the share of associates' EBITDA.
	The Adjusted EBITDA calculation is based on the formula included in the Revolving Credit Facility Agreements for compliance with the debt covenant formula.
Effective tax rate:	Current and deferred taxation as a percentage of profit before taxation.
Equity:	Total equity plus the mandatory convertible bonds. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year.
Free cash flow:	Cash inflow from operating activities, less cash outflow from investing activities and after finance costs, adjusted to exclude once-off acquisitions and disposals and movements in restricted cash.
Gain (loss) on non-hedge derivatives and other commodity contracts:	Fair value changes on derivatives that are neither designated as meeting the normal sale exemption under IAS 39, nor designated as cash flow hedges and other commodity contracts.
Gold produced:	Refined gold in a saleable form derived from the mining process.
Net debt:	Borrowings (excluding the Turbine Square Two (Proprietary) Limited lease), adjusted for the unamortised portion of the rated bonds, and cumulative fair value adjustment on issued bonds; less cash restricted for use and cash and cash equivalents.

Net capital employed:	Total equity adjusted for other comprehensive income, actuarial gain (loss) and deferred taxation plus interest-bearing borrowings, less cash and cash equivalents and adjusted for capital expenditure incurred on assets not yet in production. Where average net capital employed is referred to, this is the average of the figures at the beginning and the end of the financial year.
Net operating assets:	Tangible assets, current and non-current portion of inventories, current and non-current trade and other receivables (excluding recoverable tax, rebates, levies and duties), less current and non-current trade, other payables and deferred income (excluding unearned premiums on normal sale extended contracts).
Operating cash flow:	Net cash inflow from operating activities less stay-in-business capital expenditure.
Productivity:	An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.
Project capital:	Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.
Region:	Defines the operational management divisions within AngloGold Ashanti, namely South Africa, Continental Africa (Democratic Republic of the Congo, Ghana, Guinea, Mali and Tanzania), Australasia (Australia and surrounding areas), and the Americas (Argentina and Brazil).
Rehabilitation:	The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the South African Department of Mineral Resources, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
Stay-in-business capital:	Capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Ore Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.
Sustaining capital:	Total capital expenditure less any capital expenditure that relates to project capital expenditure and new investment/projects at all of our mines, whether they are in production or development stage.
Total cash costs:	Total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.
	Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
Weighted average number of ordinary shares:	The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that are virtually certain to be exercised.

ABBREVIATIONS

$	United States dollars
A$ or AUD	Australian dollars
ADS	American Depositary Share
ADR	American Depositary Receipt
AHE	Adjusted headline earnings
AIC	All-in costs
AISC	All-in sustaining costs
AP	Argentinean peso
ASX	Australian Securities Exchange
BBSY	Bank bill swap bid rate
BRL	Brazilian real
bn	Billion
CDI	CHESS Depositary Interests
CHESS	Clearing House Electronic Settlement System
DMTNP	Domestic medium-term notes programme
GHC, cedi or ¢	Ghanaian cedi
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
JIBAR	Johannesburg Interbank Agreed Rate
JSE	JSE Limited
LIBOR	London Interbank Offer Rate
M or m	Million, depending on the context
Moz	Million ounces
NYSE	New York Stock Exchange
oz	Ounces (troy)
RCF	Revolving Credit Facility
R, ZAR or Rand	South African rands
SEC	United States Securities and Exchange Commission
Strate	South Africa's Central Securities Depositary
The Companies Act	The South African Companies Act, No. 71 of 2008, as amended
US/USA/United States	United States of America

ADMINISTRATION AND CORPORATE INFORMATION

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN:	ZAE000043485
JSE:	ANG
NYSE:	AU
ASX:	AGG
GhSE: (Shares)	AGA
GhSE: (GhDS)	AAD

JSE Sponsor:
Deutsche Securities (SA) Proprietary Limited

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

Directors

Executive
S Venkatakrishnan*§ (Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-Executive
SM Pityana^ (Chairman)
Prof LW Nkuhlu^ (Deputy Chariman)
A Garner#
R Gasant^
DL Hodgson^
NP January-Bardill^
MJ Kirkwood*
M Richter#
RJ Ruston~

* British	§ Indian	# American
~ Australian	^ South African	

Officers
Executive Vice President – Legal, Commercial and Governance and Company Secretary:
ME Sanz Perez

Investor Relations Contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries
Investors@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pt) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown, 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website: Web.Queries@Computershare.co.za

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 12, 2017

By: <u>/s/ M E SANZ PEREZ</u>
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance